UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 0-51695

CROSSHAIR EXPLORATION & MINING CORP.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 1240, 1140 West Pender Street, Vancouver, B.C. Canada V6E 4G1

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 37,610,540

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.):    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐    Accelerated filer  ☐    Non-accelerated filer  ☒

Indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☒    Item 18  ☐

Index to Exhibits on Page 85

CROSSHAIR EXPLORATION & MINING CORP.

FORM 20-F REGISTRATION STATEMENT

INTRODUCTION

Crosshair Exploration & Mining Corp. was incorporated as a specially limited company pursuant to the Company Act (British Columbia) (replaced by the Business Corporations Act (British Columbia)) effective March 29, 2004) on September 2, 1966 under the name Shasta Mines & Oil Ltd. (Non-Personal Liability). We converted from a Private Company to a Public Company on February 20, 1967. On February 4, 1975 we changed our name to International Shasta Resources Ltd. (Non-Personal Liability) and consolidated our share capital on the basis of one new share for five old shares and increased our share capital from 600,000 common shares to 3,000,000 common shares. On September 14, 1977 we increased our share capital from 3,000,000 common shares to 5,000,000 common shares. On April 5, 1982, we increased our share capital from 5,000,000 common shares to 10,000,000 common shares by Special Resolution. On March 5, 1986 we converted from a Specially Limited Company into a Limited Company under the name of International Shasta Resources Ltd. and increased our share capital from 10,000,000 common shares to 30,000,000 common shares. On May 20, 1994, we changed our name to Consolidated Shasta Resources Inc. and consolidated our share capital on the basis of one new share for ten old shares and increased our share capital from 3,000,000 common shares to 20,000,000 common shares. On November 23, 1994 we changed our name to Lima Gold Corporation and on September 21, 1999 we changed our name to International Lima Resources Corp. and consolidated our share capital on the basis of one new share for three old shares and increased our authorized share capital from 6,666,667 common shares to 20,000,000 common shares. On November 5, 2003 we increased our share capital from 20,000,000 common shares to 100,000,000 common shares. On March 1, 2004 we changed our name to Crosshair Exploration & Mining Corp. On June 1, 2004 we replaced our Memorandum with a Notice of Articles as is required by the Business Corporations Act (British Columbia). On March 11, 2005 we changed our authorized capital to an unlimited number of common shares.

BUSINESS OF CROSSHAIR EXPLORATION & MINING CORP.

We are a gold and uranium exploration company principally engaged in the acquisition and exploration of mineral properties.

There are no known proven reserves of minerals on our properties. We do not have any commercially producing mines or sites, nor are we in the process of developing any commercial mines or sites. We have not reported any revenue from operations since incorporation. As such, we are defined as an “exploration-stage company”.

FINANCIAL AND OTHER INFORMATION

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements”. Some, but not all, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” statements that an action or event “may,” “might,” “could,” “should,” or “will” be taken or occur, or other similar expressions. Although we have attempted to identify important factors that could cause actual results to differ materially from expected results, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. Shareholders. We are obligated to keep our information current and revise any forward-looking statements because of new information, future events or otherwise.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Directors

The following table lists the names of our Directors as of May 31, 2006.

Name	Age	Date First Elected or Appointed
Mark J. Morabito, LLB. (1) (2)	39	November 12, 1998
Robert (Bob) F. Weicker, P.Geo. (3)	52	June 19, 2003
Stewart Wallis, P.Geo. (4)	61	June 19, 2003
Jay Sujir, LLB. (1)(5)	48	February 19, 2003
David Ying Tat Lee, MA (6)	57	February 17, 2004
Geir Liland (1) (7)	57	June 22, 2005

(1)	Member of Audit Committee.
(2)	1240 - 1140 West Pender Street, Vancouver, B.C. V6E 4G1, Canada
(3)	Suite 1410, 650 West Georgia Street, Vancouver, B.C. V6B 4N8, Canada
(4)	Suite 304, 595 Howe Street, Vancouver, B.C. V6C 2T5, Canada
(5)	Suite 1600, 609 Granville Street, Vancouver, B.C., V7Y 1C3, Canada
(6)	4018 West 38th Avenue, Vancouver, B.C. V6N 2N9, Canada
(7)	Suite 1600, 609 Granville Street, Vancouver, B.C. V7Y 1C3, Canada

Senior Management

The following table lists the names of our Senior Management as of May 31, 2006. Our Senior Management serves at the pleasure of the Board of Directors.

Name and Position	Age	Date of First Appointment
Mark J. Morabito, LLB., President & CEO(1)	39	January 29, 2003
Timothy Froude, P.Geo., Senior Vice President, Exploration(2)	45	March 1, 2005
Geir Liland, Interim Chief Financial Officer(3)	57	May 2, 2006
Yvonne Cole, Corporate Secretary(1)	46	March 1, 2005
Gregory R. Davis, Manager, Investor Relations(1)	40	March 1, 2005
Dean Nawata, Investor Relations, Corporate Development(1)	45	September 19, 2005

(1)	1240 - 1140 West Pender Street, Vancouver, B.C. V6E 4G1, Canada
(2)	39 Sagona Avenue, Mount Pearl, Newfoundland, A1N 4P9, Canada
(3)	Suite 1600, 609 Granville Street, Vancouver, B.C. V7Y 1C3, Canada
(4)	1007 – 3455 Rue Duroche, Montreal, Quebec, H2X 2C9, Canada

Mr. Morabito’s business functions, as our President and Chief Executive Officer, include strategic planning, business development, operations, financial administration, accounting, liaison with auditors-accountants-lawyers-regulatory authorities-financial community/ shareholders; and preparation/payment/organization of our expenses/taxes/activities, and reporting to the Board of Directors.

Mr. Liland’s business functions, as our Chief Financial Officer, include financial administration; accounting and financial statements; liaison with auditors, accountants, and financial community/shareholders; and preparation/ payment/organization of our expenses/taxes/activities. He assists in ensuring our compliance with all statutory and regulatory compliance.

Ms. Cole’s business functions, as our Corporate Secretary, include attending and acting as the recording secretary of all meetings of the Board, shareholders and committees of the Board; entering or causing to be entered in records kept for that purpose minutes of all proceedings; as and when instructed preparation and dissemination of all notices to shareholders, Directors, officers, auditors and members of committees of the Board; is the custodian of the stamp or mechanical device generally used for affixing our corporate seal and of all books, records and instruments belonging to us, except when some other officer or agent has been appointed for that purpose; and in the future can have such other powers and duties as the Board or the chief executive officer may specify. Ms. Cole may delegate all or part of her duties as Corporate Secretary to a nominee from time to time.

Mr. Froude’s business functions, as our Senior Vice President, Exploration, include responsibility for overseeing all of our exploration efforts. This includes hiring additional consultants to assist in exploration efforts; planning future exploration work on our mineral properties; assessing exploration reports; and, budgeting exploration expenses. Mr. Froude reports directly to Mr. Morabito.

Mr. Davis’s business functions, as our Manager of Investor Relations, include the coordination of meetings with investors, advisors and analysts, consultation with the investor relations division in regards to marketing and media relations, assistance in the development and maintenance of the Company’s web site and locating potential sources of financing. He also provides the Company with analysis and advice with respect to the financial impact of proposed capital expenditures and assists the directors, officers and management of the Company as required.

Mr. Nawata’s business functions, in Investor Relations, Corporate Development, include assisting the Company with due diligence in relation to proposed transactions, the preparation and dissemination of News Releases, the development of a market and shareholder communications program and to receive and respond to investor inquiries. He also assists the directors, offices and management when required.

Advisors

Our Canadian Legal Counsel is:

Anfield Sujir Kennedy & Durno

Contact: Jay Sujir

609 Granville Street

Suite 1600

Vancouver, B.C. CANADA V7Y 1C3

Telephone: 604-669-1322

Our Bank is:

Bank of Montreal

Main Branch

595 Burrard Street

Vancouver, B.C. CANADA V7X 1L7

Telephone: 604-665-2643

Auditors

Our auditor is:

Davidson and Company LLP

P.O. Box 10372

Suite 1200, Stock Exchange Tower

609 Granville Street

Vancouver, B.C. CANADA V7Y 1G6

Telephone: 604-687-0947

Facsimile: 604-687-6172

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3. KEY INFORMATION.

Selected Financial Data

Our selected financial data for Fiscal 2005 ended April 30th and for Fiscal 2004 ended April 30th was derived from our financial statements that have been audited by Davidson and Company LLP, independent Chartered Accountants, as indicated in their audit reports. Our selected financial data for Fiscal 2003/2002/2001 ended April 30th was derived from our financial statements that have been audited by Dale Matheson Carr-Hilton Labonte, independent Chartered Accountants, as indicated in their audit reports. Both Davidson and Company LLP and Dale Matheson Carr-Hilton Labonte are members of the Canadian Institute of Chartered Accountants. Effective January 1, 2004, LaBonte & Co. merged with Dale Matheson Carr-Hilton pursuant to which the name of our former principal independent accountant changed to Dale Matheson Carr-Hilton LaBonte.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

We have not declared any dividends since incorporation and do not anticipate that we will do so in the foreseeable future. Our present policy is to retain all available funds for use in our operations and the expansion of our business.

The information in the following table is derived from our financial statements, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and Canadian/USA Generally Accepted Auditing Standards (GAAS). All material numerical differences between Canadian GAAP and US GAAP, are described in footnotes to the financial statements.

	Nine months ended 1/31/06		Year Ended 4/30/05		Year Ended 4/30/04		Year Ended 4/30/03		Year Ended 4/30/02		Year Ended 4/30/01
CANADIAN GAAP	$		$		$		$		$		$
Revenue		Nil		Nil		Nil		Nil		Nil		Nil
Income (Loss) for the Period		(2,094,687)		(645,386)		(951,291)		(88,896)		(44,163)		(104,999)
Basic Income (Loss) Per Share		(0.05)		(0.03)		(0.09)		(0.02)		(0.01)		(0.02)
Dividends Per Share		Nil		Nil		Nil		Nil		Nil		Nil
Weighted Average. Shares		43,868,135		24,677,131		10,447,188		5,394,639		4,646,171		4,255,329
Period-end Shares (#)		56,830,704		37,610,540		16,899,203		7,075,522		4,646,171		4,646,171
Working Capital		14,208,651		4,512,628		436,878		14,699		(35,793)		8,370
Mineral Properties		3,069,476		2,483,805		917,459		Nil		Nil		Nil
Long-Term Debt		Nil		Nil		Nil		Nil		Nil		Nil
Capital Stock		28,086,555		16,399,309		10,318,467		8,414,202		8,271,267		8,271,267
Shareholders’ Equity (Deficit)		17,309,361		6,998,171		1,356,820		18,246		(35,793)		8,370
Total Assets		17,625,081		7,310,943		1,511,804		85,275		15,676		51,768

US GAAP
Net Loss		3,388,478		2,748,252		2,068,750		88,896		44,163		N/A
Loss Per Share		0.08		0.11		0.20		0.02		0.01		N/A
Mineral Properties		Nil		Nil		Nil		Nil		N/A		N/A
Shareholders’ Equity		14,239,885		4,514,366		439,361		18,246		N/A		N/A
Total Assets		14,555,605		4,827,138		594,345		85,275		N/A		N/A

(1)	Cumulative Net Loss since incorporation through July 31, 2005 under US GAAP was ($13,322,278).
(2)	Under US GAAP, options granted to non-employees as compensation for services provided are fair valued and an expense recorded.
(3)	Under SEC interpretation of US GAAP, all costs related to exploration-stage properties are expensed in the period incurred.

Exchange Rates

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

The following table sets forth the exchange rates for the Canadian Dollar at the end of five most recent fiscal years ended April 30th, the average rates for the period and the range of high and low rates for the period.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

Period	Average	High	Low	Close
May 2006	1.11	1.13	1.10	1.10
April 2006	1.14	1.18	1.12	1.12
March 2006	1.16	1.17	1.13	1.17
February 2006	1.15	1.16	1.14	1.15
January 2006	1.16	1.18	1.14	1.15
December 2005	1.16	1.18	1.14	1.17
November 2005	1.18	1.20	1.15	1.17
Six months ended October 31, 2005	1.19	1.23	1.16	1.17
Three months ended July 31, 2005	1.24	1.27	1.20	1.22
Fiscal year ended April 30, 2005	1.27	1.40	1.17	1.26
Fiscal year ended April 30, 2004	1.35	1.42	1.27	1.37
Fiscal year ended April 30, 2003	1.54	1.60	1.43	1.43
Fiscal year ended April 30, 2002	1.57	1.61	1.51	1.57
Fiscal year ended April 30, 2001	1.52	1.58	1.46	1.54

Capitalization and Indebtedness

The following table sets forth our capitalization and indebtedness as of April 30, 2006.

SHAREHOLDERS’ EQUITY
58,356,045 shares issued and outstanding	$29,591,461
Contributed Surplus	1,188,003
Retained Earnings (deficit)	(12,813,670)
Net Stockholders’ Equity	17,965,794
TOTAL CAPITALIZATION	30,779,464
Stock Options Outstanding	6,364,748
Warrants Outstanding	9,240,951
Preference Shares Outstanding:	Nil
Capital Leases:	Nil
Guaranteed Debt	Nil
Secured Debt:	Nil

Reasons For The Offer And Use Of Proceeds

Not applicable.

Risk Factors

This section describes some of the risks and uncertainties faced by us. The factors below should be considered in connection with any forward-looking statements in this registration statement. The risks described below are considered to be the significant or material ones, but they are not the only risks faced by us. Some risks may not be known to us and others that are not considered significant or material may turn out to be material. Investment in our equity securities must be considered speculative and risky, since any one or more of the risks could materially impact our business, its revenues, income, ability to raise required capital and the market price of our equity securities.

Exploration, Development and Operating Risks

Our operations involve exploration, and there is no guarantee that any of our activities will result in commercial production of any mineral deposits. The exploration for and development of mineral deposits involves significant financial and other risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of uranium and other minerals may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Most exploration projects do not result in the discovery of commercially mineable deposits. Major expenses are required to locate and establish mineral reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. It is impossible to ensure that our planned exploration programs will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as quantity and quality of the minerals, costs and efficiency of the recovery methods that can be employed; proximity to infrastructure; financing costs; mineral prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection. The exact effect of these factors cannot be accurately predicted but could have a material adverse effect upon our operations and/or our ability to receive an adequate return on our invested capital. There is no certainty that our expenditures will result in discovery of commercial quantities of ore.

Mining operations generally involve a high degree of risk. Our operations are subject to all the hazards and risks normally encountered in the exploration, development and production of uranium and other minerals, including environmental pollution, accidents or spills, industrial accidents, labour disputes, changes in the regulatory environment, natural phenomena, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage, delays in or cessation of production, exploration or development, monetary losses, cost increases which could make us uncompetitive, and lead to possible legal liability. Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability. In addition, due to the radioactive nature of the materials handled in uranium mining, applicable regulatory requirements result in additional costs that must be incurred.

There is no certainty that our expenditures made towards the search and evaluation of uranium, iron oxide, copper, gold and other minerals and base metals will result in discoveries of mineral resources, mineral reserves or any other mineral occurrences, or in profitable commercial mining operations.

Reliability of Resource Estimates

There is no certainty that any of our mineral resources will be economically mineable. Until a deposit is actually mined and processed the quantity of mineral resources and grades must be considered as estimates only. Valid estimates made at a given time may significantly change when new information becomes available. In addition, the quantity of mineral resources may vary depending on, among other things, metal prices. Any material change in quantity of mineral resources, grade or stripping ratio may affect the economic viability of our properties or any project we undertaken. In addition, there can be no assurance that mineral or other metal recoveries in small scale laboratory tests will be duplicated in a larger scale test under on-site conditions or during production.

Fluctuations in prices of uranium, iron oxide, copper, gold and other minerals and base metals, results of drilling, metallurgical testing and production and the evaluation of studies, reports and plans subsequent to the date of any estimate may require revision of such estimate. Any material reductions in estimates of mineral resources could have a material adverse effect on our results of operations and financial condition.

Reliance on Limited Number of Properties

Our only properties of interest are currently the Moran Lake Property and the South Golden Promise Property. As a result, unless we acquire additional property interests, any adverse developments affecting the Moran Lake Property and the South Golden Promise Property could have a material adverse effect upon our business and would materially and adversely affect our potential mineral resource production, profitability, financial performance and results of operations.

Competition from Other Energy Sources and Public Acceptance of Nuclear Energy

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro- electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Lower prices of oil, natural gas, coal and hydro-electricit may result in lower demand for uranium concentrate and uranium conversion services. Furthermore, the growth of the uranium and nuclear power industry beyond its current level will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry.

Competition in the Uranium Industry

The international uranium industry is highly competitive. The uranium mining industry is global and consists of a small, decreasing number of large players. Competition for new mining properties from these larger, more established companies may prevent us from acquiring interests in additional properties or mining operations. Accordingly, there can be no assurance that we will acquire any interest in additional operations that would yield reserves or result in commercial mining operations.

No History of Mineral Production or Operations

We have never had any interest in mineral producing properties. There is no assurance that commercial quantities of minerals will be discovered at currently the Moran Lake Property or the South Golden Promise Property or any future properties, nor is there any assurance that our exploration programs thereon will yield any positive results. Even if commercial quantities of minerals are discovered, there can be no assurance that any of our properties will ever be brought to a stage where Mineral Resources can profitably be produced thereon. Factors which may limit our ability to produce Mineral Resources from its properties include, but are not limited to, the price of the Mineral Resources which are being explored for, availability of additional capital and financing and the nature of any mineral deposits.

We do not have an extensive operating history and there can be no assurance of our ability to operate our projects profitably in the future.

Insurance and Uninsured Risks

Our business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to our properties or other properties, delays in mining, monetary losses and possible legal liability.

Our insurance will not cover all the potential risks associated with a mining company’s operations. We may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not be available or may not be adequate to cover any resulting liability. Moreover, there are risks against which we cannot insure or against which we may elect not to insure. Insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the uranium mining industry. We might also become subject to liability for pollution or other hazards which we may not be insured against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause substantial delays and require us to incur significant costs that could have a material adverse effect upon our financial performance, results of operations, competitive position and potentially our financial viability.

Environmental Risks and Hazards

All phases of our operations are subject to environmental regulation in the various jurisdictions in which we operate or may operate in the future. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect our operations. Environmental hazards may exist on the properties on which we hold interests which are unknown to us at present and which have been caused by previous or existing owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Regulatory Environment

In the event that we wish to commence production of uranium on any of our properties in the future, we must first obtain a license from the Canadian Nuclear Safety Commission (“CNSC”). There can be no assurance that any such license will be available to us or that if available, it contains terms which are acceptable to us. In addition, in the event that we commence production of uranium, this production will be governed primarily by applicable federal statutes and regulations as well as all laws of general application in the province where its operations are located (except to the extent that any such laws conflict with the terms and conditions of its CNSC license or applicable federal laws). Failure to comply with any of these applicable statutes and regulations, or with the terms of any CNSC license, may result in orders being issued against us which may cause our operations to cease or to be curtailed, or may require installation of additional equipment, other remedial action or the incurring of additional capital or other expenditures to remain compliant. Any such orders may have a material adverse effect upon our business. We may also be subject to prosecution if we fail to comply with such applicable statutes and regulations.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect our operations, financial condition and results of operations.

Land Title

It is possible there may still be undetected title defects affecting such properties. Title insurance generally is not available, and our ability to ensure that we have obtained secure claim to individual mineral properties or mining concessions may be severely constrained. Furthermore, we have not conducted surveys of the claims in which we hold interests and, therefore, the precise area and location of such claims may be in doubt. Accordingly, the Moran Lake Property or the South Golden Promise Property may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects which could have a material adverse impact on our operations. In addition, we may be unable to operate our properties as permitted or to enforce our rights with respect to our properties.

Costs of Land Reclamation

It is difficult to determine the exact amounts which will be required to complete all land reclamation activities in connection with the Moran Lake Property and the South Golden Promise Property. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, it may be necessary to revise planned expenditures and operating plans in order to fund reclamation activities. Such costs may have a material adverse impact upon our financial condition and results of operations.

Permits

We may not receive the necessary permits on acceptable terms or at all, in order to conduct further exploration and to develop the Moran Lake Property and the South Golden Promise Property. The failure to obtain such permits, or delays in obtaining such permits, could adversely affect our operations.

Government approvals, approval of aboriginal people and permits are currently and may in the future be required in connection with our operations. To the extent such approvals are required and not obtained; we may be curtailed or prohibited from continuing our mining operations or from proceeding with planned exploration or development of mineral properties.

Competition

The mining industry is competitive in all of its phases. We face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, base metals. Many of these companies have greater financial resources, operational experience and technical capabilities than we do. As a result of this competition, we may be unable to maintain or acquire attractive mining properties on terms we considers acceptable or at all. Consequently, our revenues, operations and financial condition could be materially adversely affected.

Hedging

We do not have a hedging policy and we have no current intention of adopting such a policy. Accordingly, we have no protections from declines in mineral prices.

Additional Capital

The development and exploration of the Moran Lake Property and the South Golden Promise Property will require substantial additional financing. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on the Moran Lake Property or the South Golden Promise Property or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to us. In addition, any future financing may be dilutive to our existing shareholders.

Fluctuations in Uranium and Other Metal Prices

Uranium prices received, if any, could be such that our properties cannot be mined at a profit. The price of our common shares, and our financial results and exploration, development and mining activities may in the future be significantly and adversely affected by declines in the price of uranium, iron oxide, copper, gold and other minerals and base metals. The price of uranium, iron oxide, copper, gold and other minerals and base metals fluctuates widely and is affected by numerous factors beyond the control of the Corporation such as the sale or purchase of commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, the political and economic conditions and production costs of major mineral-producing countries throughout the world, and the cost of substitutes, inventory levels and carrying charges. With respect to uranium, such factors include the demand for nuclear power, political and economic conditions in uranium producing and consuming countries, uranium supply from secondary sources, uranium production levels and costs of production. Future serious price declines in the market value of uranium, iron oxide, copper, gold and other minerals and base metals could cause development of and commercial production from the Moran Lake Property or the South Golden Promise Property to be impracticable. Depending on the price of uranium, iron oxide, copper, gold and other minerals and base metals, cash flow from mining operations may not be sufficient and we could be forced to discontinue production and may lose our interest in, or may be forced to sell, some of our properties. Future production from our mining properties, if any, is dependent upon the prices of uranium, iron oxide, copper, gold and other minerals and base metals being adequate to make these properties economic.

In addition to adversely affecting our reserve estimates of and our financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Exchange Rate Fluctuations

Exchange rate fluctuations may affect the costs that we incur in our operations. Uranium, iron oxide, copper, gold and other minerals and base metals are generally sold in U.S. dollars and our costs are incurred principally in Canadian dollars. The appreciation of non- U.S. dollar currencies against the U.S. dollar can increase the cost of exploration and production in U.S. dollar terms, which could materially and adversely affect our profitability, results of operations and financial condition.

Government Regulation

Our mining, processing, development and mineral exploration activities are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people, and other matters. Although our exploration and development activities are currently carried out in accordance with all applicable rules and regulations, new rules and regulations may be enacted or existing rules and regulations may be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could have a substantial adverse impact on our operations. Worldwide demand for uranium is directly tied to the demand for energy produced by the nuclear electric industry, which is also subject to extensive government regulations and policies.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on our operations and cause increases in exploration expenses, capital expenditures or production costs, or reduction in levels of production at producing properties, or require abandonment or delays in development of new mining properties.

Market Price of Common Shares

Our common shares currently trade on the TSX Venture Exchange. Securities of small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of our common shares is also likely to be significantly affected by short-term changes in prices of uranium, iron oxide, copper, gold and other minerals and base metals, or in our financial condition or results of operations as reflected in our quarterly earnings reports. Other factors unrelated to our performance that may have an effect on the price of our common shares include the following: the extent of analytical coverage available to investors concerning our business may be limited if investment banks with research capabilities do not follow our securities; lessening in trading volume and general market interest in our securities may affect an investor’s ability to trade significant numbers of our common shares; the size of our public float may limit the ability of some institutions to invest in our securities; and a substantial decline in the price of our common shares that persists for a significant period of time could cause our securities to be delisted from such exchange, further reducing market liquidity.

As a result of any of these factors, the market price of our common shares at any given point in time may not accurately reflect the long-term value of our business. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Dividend Policy

No dividends on our common shares have been paid to date and we have no earnings. We currently plan to retain all future earnings and other cash resources, if any, for the future operation and development of our business. Payment of any future dividends, if any, will be at the discretion of our board of directors after taking into account many factors, including our operating results, financial condition, and current and anticipated cash needs.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of our common shares in the public markets, or the potential for such sales, could decrease the trading price of the common shares and could impair our ability to raise capital through future sales of common shares.

Key Executives

We are dependent upon the services of key executives, including our directors and a small number of highly skilled and experienced executives and personnel. Due to our relatively small size, the loss of these persons or our inability to attract and retain additional highly-skilled employees may adversely affect our future operations. Competition for such personnel is our Senior Management, particularly our President, Mark Morabito; our Vice President, Exploration, Timothy Froude; and our entire Board of Directors.

Conflicts of Interest

Certain of our directors and officers also serve as directors and/or officers of other companies involved in natural resource exploration and development and, consequently, there exists the possibility for such directors and officers to be in a position of conflict. Our Chief Executive Officer, Mark Morabito, also serves as chief executive officer of Target Exploration and Mining Corp. (“Target”), which is also involved in natural resource exploration and development. In addition, two of our other five directors serve on the board of directors of Target. While Target’s operations are focused in geographical locations different than ours, it is possible that various opportunities may arise in which Mr. Morabito and our other directors may experience a conflict of interest. We have no formal measures in place to prevent such conflicts of interest.

We have minimal positive cash flow and no recent history of earnings and we are dependent upon public and private contributions of equity to obtain capital in order to sustain our operations. Additional contributions of capital will result in dilution to existing shareholders.

None of our properties have advanced to the commercial production stage and we have no history of earnings or positive cash flow from operations. Our cumulative loss, as of the year ended April 30, 2005, according to U.S. GAAP, is ($13,027,958). We do not know if we will ever generate material revenue from mining operations or if we will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to us has been through the sale of our equity securities. Any future additional equity financing would cause dilution to current stockholders.

As of January 31, 2006 we have 7,122,004 share purchase options outstanding and 9,558,592 share purchase warrants outstanding. If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 56,830,704 (as of January 31, 2006) to 73,511,300. This represents an increase of 29.4% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

Dilution through employee, director and consultant stock options could adversely affect our shareholders by decreasing shareholder value.

Because our success is highly dependent upon our employees, we have granted to some or all of our key employees, Directors and consultants options to purchase common shares as non-cash incentives. To the extent that significant numbers of such options may be granted and exercised, the interests of our other stockholders may be diluted. As of January 31, 2006, there were 7,122,004 share purchase options outstanding, which, if exercised, would result in an additional 7,122,004 common shares being issued.

The risks associated with penny stock classification could affect the marketability of our equity securities and shareholders could find it difficult to sell their stock.

Our stock is subject to “penny stock” rules as defined in Securities and Exchange Act rule 3a51-1. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Our common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than US $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for our equity securities in the United States and shareholders may find it more difficult to sell their shares.

U.S. investors may not be able to enforce their civil liabilities against us or our directors, controlling persons and officers.

It may be difficult to bring and enforce suits against us. We are incorporated in the province of British Columbia under the Business Corporations Act (British Columbia) (formerly the Company Act). Our directors are residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada. As a result, it may be difficult for U.S. holders of our common shares to affect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions. Also, a Canadian court would generally recognize a judgment obtained in a U.S. Court except, for example:

a)	where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

b)	the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

c)	the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

d)	a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

e)	the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;

f)	the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

g)	there has not been compliance with applicable Canadian law dealing with the limitation of actions.

As a “foreign private issuer”, we are exempt from the Section 14 proxy rules and Section 16 of the Securities Act may result in shareholders having less complete and timely data.

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data. The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

ITEM 4. INFORMATION ON THE COMPANY

History and Development of the Company

Introduction

Our executive office is located at:

Suite 1240 - 1140 West Pender Street

Vancouver, British Columbia, Canada V6E 4G1

Telephone: (604) 681-8030

Facsimile: (604) 681-8039

Website: www.crosshairexploration.com

Email: mark@crosshairexploration.com

The contact person is: Mr. Mark J. Morabito, President.

Our fiscal year ends April 30th.

Our common shares trade on the TSX Venture Exchange under the symbol: “CXX”.

We have an unlimited number of common shares without par value authorized. As at April 30th, 2005, the end of our most recent fiscal year, there were 37,610,540 common shares issued and outstanding. As of May 31, 2006 there were 58,585,420 common shares issued and outstanding.

Incorporation and Name Changes

Crosshair Exploration & Mining Corp. was incorporated as a specially limited company pursuant to the Company Act (British Columbia) (replaced by the Business Corporations Act (British Columbia)) effective March 29, 2004) on September 2, 1966 under the name Shasta Mines & Oil Ltd. (Non-Personal Liability). We converted from a Private Company to a Public Company on February 20, 1967. On February 4, 1975 we changed our name to International Shasta Resources Ltd. (Non-Personal Liability) and consolidated our share capital on the basis of one new share for five old shares and increased our share capital from 600,000 common shares to 3,000,000 common shares. On September 14, 1977 we increased our share capital from 3,000,000 common shares to 5,000,000 common shares. On April 5, 1982, we increased our share capital from 5,000,000 common shares to 10,000,000 common shares by Special Resolution. On March 5, 1986 we converted from a Specially Limited Company into a Limited Company under the name of International Shasta Resources Ltd. and increased our share capital from 10,000,000 common shares to 30,000,000 common shares. On May 20, 1994, we changed our name to Consolidated Shasta Resources Inc. and consolidated our share capital on the basis of one new share for ten old shares and increased our share capital from 3,000,000 common shares to 20,000,000 common shares. On November 23, 1994 we changed our name to Lima Gold Corporation and on September 21, 1999 we changed our name to International Lima Resources Corp. and consolidated our share capital on the basis of one new share for three old shares and increased our authorized share capital from 6,666,667 common shares to 20,000,000 common shares. On November 5, 2003 we increased our share capital from 20,000,000 common shares to 100,000,000 common shares. On March 1, 2004 we changed our name to Crosshair Exploration & Mining Corp. On June 1, 2004 we replaced our Memorandum with a Notice of Articles as is required by the Business Corporations Act (British Columbia).On March 11, 2005 we changed our authorized capital to an unlimited number of common shares.

On March 29, 2004, the Company Act (British Columbia) (the “Company Act”) was replaced by the Business Corporations Act (British Columbia) (the “BCBCA”). Accordingly, we are now subject to the BCBCA and are no longer governed by the Company Act. There are a number of differences under the BCBCA, which differences are designed to provide greater flexibility and efficiency for British Columbia companies.

Under the BCBCA, every company incorporated under the Company Act must complete a mandatory transition rollover under the BCBCA to substitute a Notice of Articles for its Memorandum within two years of March 29, 2004. The only information contained in the Notice of Articles is the authorized share structure of the company, the name of the company, the address of the registered and records office of the company, and the names and addresses of the directors of the company. A copy of the Transition Application and Notice of Articles as filed with the Registrar of Companies for British Columbia is attached to this Form 20-F as Exhibit 1.9.

As a pre-existing Corporation under the Company Act, we were subject to provisions contained in the BCBCA known as the “Pre-Existing Company Provisions”. The Pre-Existing Company Provisions are statutory provisions intended to preserve certain provisions of the Company Act to companies incorporated under the Company Act. Under the BCBCA, we have the option to replace the Pre-Existing Company Provisions with a new form of Articles to take advantage of the benefits of the BCBCA, provided the shareholders approve the change.

Accordingly, at the annual meeting held on September 8th, 2004, our shareholders approved a special resolution to alter the Notice of Articles to remove the application of the Pre-Existing Company Provisions and to concurrently increase our authorized share capital from 100,000,000 common shares to an unlimited number of common shares. A copy of the Notice of Alteration is attached to this Form 20-F as Exhibit 1.10 and 1.11.

In addition to deleting the Pre-Existing Company Provisions, the Board of Directors were also of the view that it would be in our best interest to adopt a new set of Articles to replace our Articles. The new Articles will reflect the flexibility and efficiency permitted under the BCBCA, while maintaining a significant portion of the existing governing provisions. As a result, most of the changes in the new Articles are minor in nature, and are not substantive changes. A copy of the new Articles are attached to this Form 20-F as Exhibit 1.12.

Financings

We have financed our operations through funds raised in loans, public / private placements of equity securities, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount (Cdn $)
Fiscal 2001	Payment for Mineral Property (1)	50,000	7,500
	Issued for Debt Settlement (2)	328,078	42,650
	Issued for Loan Bonus (3)	12,764	1,915

Fiscal 2002	Nil	Nil	Nil

Fiscal 2003	Issued for Debt Settlement (4)	429,351	42,935
	Private Placement (5)	2,000,000	100,000

Fiscal 2004	Private Placement (6)	3,000,000	750,000
	Finder’s Fee (6)	200,000	50,000
	Private Placement (7)	200,000	50,000
	Private Placement (8)	467,500	140,250
	Private Placement (9)	25,000	7,500
	Private Placement (10)	2,078,000	519,500
	Finder’s Fee (10)	20,000	5,000
	Private Placement (11)	1,010,000	252,500
	Bonus Shares Issued (12)	315,748	78,937
	Payment for Mineral Property (13)	355,000	88,750
	Exercise of Share Purchase Options (14)	122,433	18,365
	Exercise of Share Purchase Options (15)	30,000	3,600
	Exercise of Share Purchase Warrants (16)	2,000,000	200,000

Fiscal 2005	Private Placement (17)	4,080,000	1,020,000
	Payment for Mineral Property (18)	40,000	10,000
	Payment for Mineral Property (19)	300,000	75,000
	Payment for Mineral Property (20)	600,000	160,000
	Shares Returned to Treasury (21)	(154,000)	(38,500)
	Private Placement (22)	1,525,000	381,250
	Private Placement (23)	2,750,000	1,100,000
	Finder’s Fee (23)	192,500	77,000
	Private Placement (24)	1,000,000	300,000
	Private Placement (25)	5,622,220	2,529,999
	Finder’s Fees (26)	190,867	85,890
	Exercise of Share Purchase Options (27)	248,750	136,822
	Exercise of Agent’s Options (28)	148,850	37,213
	Exercise of Broker’s Warrants (29)	1,133,150	415,730
	Exercise of Share Purchase Warrants (30)	2,954,000	1,033,900
	Exercise of Share Purchase Warrants (31)	20,000	6,000
	Issued for Debt Settlement (32)	60,000	10,200

May 1, 2005 to March 31, 2006	Exercise of Share Purchase Options (33)	1,102,500	286,375
	Private Placement (34)	12,977,500	11,182,000
	Finder’s Fee (34)	402,741	322,193
	Payment for Mineral Property (35)	100,000	25,000
	Payment for Mineral Property (36)	250,000	50,000
	Payment for Mineral Property (37)	50,000	45,000
	Exercise of Agent’s Options (38)	1,155,585	771,665
	Exercise of Broker’s Warrants (39)	437,568	280,051
	Exercise of Share Purchase Warrants (40)	4,019,639	1,684,799

(1)	These shares were issued August 30, 2000 at a deemed value of $0.15 per share. They were issued in partial payment for the Tonsil-Dobie Property.
(2)	These shares were issued to three creditors on October 23, 2000.
(3)	On October 10, 2000 these share were issued with respect to a creditor providing us with a loan.
(4)	These shares were issued to five creditors on August 28, 2002.
(5)	On February 5, 2003 we sold 2,000,000 units at a price of $0.05 per unit. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitled the holder to purchase one additional common share at a price of $0.10 expiring on February 5, 2004.
(6)	On September 16, 2003, we completed a private placement of 3,000,000 units at a price of $0.25 per unit, of which 2,000,000 units were flow-through units, for aggregate gross proceeds of $750,000. Each flow-through unit consisted of one flow-through common share and one-half of one non-transferable share purchase warrant. Each full share purchase warrant was exercisable into one common share at a price of $0.35 until September 17, 2004. Each non flow-through unit consisted of one common share and one full non-transferable share purchase warrant. Each full share purchase warrant was exercisable into one common share at a price of $0.35 until September 17, 2004. We issued 200,000 common shares on November 21, 2003 to the agent in payment of the corporate finance fee.
(7)	On November 5, 2003, we completed a private placement of 200,000 units at a price of $0.25 per unit for proceeds of $50,000. Each unit consisted of one common share and one warrant. Each full share purchase warrant was exercisable into one common share at a price of $0.35 until November 5, 2004.
(8)	On December 22, 2003, we completed a private placement of 467,500 units at $0.30 per unit for total proceeds of $140,250. Each unit consisted of one flow-through common share and one share purchase warrant, with each warrant entitling the holder to acquire one additional non flow-through common share until December 22, 2004 at a price of $0.45 per common share. The warrants contained a forced exercise provision, which did not occur, whereby in the event that the closing price of our listed shares exceeded $0.70 per common share for 10 consecutive trading days after the date that is 120 days after closing, the exercise period of the warrants would be shortened to a period of 30 days, commencing 7 calendar days after the 10th premium trading day. We issued 46,750 warrants with the same terms to an agent in payment of the corporate finance fee.

(9)	On January 14, 2004, we completed a private placement of 25,000 units at $0.30 per unit for total proceeds of $7,500. Each unit consisted of one flow-through common share and one share purchase warrant, with each warrant entitling the holder to acquire one additional non flow-through common share until January 14, 2005 at a price of $0.45 per common share. The warrants contained a forced exercise provision, which did not occur, whereby in the event that the closing price of our listed shares exceeded $0.70 per common share for 10 consecutive trading days after the date that is 120 days after closing, the exercise period of the warrants would be shortened to a period of 30 days, commencing 7 calendar days after the 10th premium trading day.
(10)	On March 22, 2004, we completed a private placement of 2,078,000 units at $0.25 per unit for total proceeds of $519,500. Each unit consisted of one common share and one share purchase warrant, with each warrant entitling the holder to acquire one additional common share at a price of $0.35 per common share expiring on March 22, 2005. In the event that the closing price of our listed shares exceeded $0.70 per common share for 10 consecutive trading days, we could, on notice, accelerate the expiry date, although this did not occur. We issued 20,000 units with the same terms and 320,000 agent’s warrants to the agent in payment of the corporate finance fee.
(11)	On March 24, 2004, we completed a private placement of 1,010,000 units at $0.25 per unit for total proceeds of $252,500. Each unit consisted of one common share and one share purchase warrant, with each warrant entitling the holder to acquire an additional common share at a price of $0.35 per common share expiring on March 24, 2005. In the event that the closing price of our listed shares exceeded $0.70 per common share for 10 consecutive trading days, we could, on notice, accelerate the expiry date, although this did not occur. We issued 80,000 broker’s warrants with the same terms to an agent in payment of the corporate finance fee.
(12)	On December 9, 2003, 315,748 common shares valued at $78,937 were issued in consideration for entering into a loan agreement. The loan was received and repaid during the year ended April 30, 2004. The value of the shares was expensed as financing costs during the year.
(13)	Pursuant to option agreements, 355,000 common shares valued at $0.25 per share were issued on October 2, 2003 for acquisition costs associated with our properties (300,000 of these shares were issued in conjunction with the Botwood Basin Claims and 55,000 were issued in conjunction with the North Paul’s Pond Gold Property).
(14)	These options were exercised by two optionees. On September 11, 2003, 102,433 shares were issued to Mark Morabito and on November 27, 2003, 20,000 shares were issued to Michael Wilson.
(15)	These options were exercised by John Sexton on March 30, 2004.
(16)	These share purchase warrants were issued pursuant to the private placement described in (5) above and the shares were issued on February 6, 2004.
(17)	We completed a private placement for 3,340,000 shares on May 18, 2004 and 740,000 shares on May 27, 2004. These were flow-through shares at a price of $0.25 per share. The Agent received an 8% commission of the gross proceeds along with 326,400 share purchase warrants exercisable into common shares at a price of $0.25 per common share for 12 months from date of issue.
(18)	These shares were issued on July 27, 2004 pursuant to acquisition costs associated with the North Paul’s Pond Property.
(19)	On October 12, 2004 these shares were issued pursuant to acquisition costs associated with the Glenwood Break Property, the Southern Gold Promise Property and the Wings Point-Titan property, as to 100,000 shares each.

(20)	These shares were issued pursuant to acquisition costs associated with the Moran Lake Property.
(21)	On July 27, 2004 these shares were returned to our treasury as a result of our termination of a consulting agreement with Small Cap Corporate Partners Inc., which called for the payment to Small Cap Corp. Partners Inc. of 154,000 common shares at a price of $0.25 per common share.
(22)	This private placement consisted of the sale of 1,525,000 units at a price of $0.25 per unit on November 26, 2004. Each unit was comprised of one common share and one non-transferable share purchase warrant. The warrant enables the holder to purchase one additional common share until November 27, 2005, exercisable at a price of $0.30 per share. All of the securities issued under this financing were subject to a hold period expiring March 27, 2005. If at any time after the expiry of the four month hold period, the published closing price of our common shares exceeds $0.60 for ten consecutive trading days, the exercise period of the Warrants will be reduced to a period of 30 days from the date that we provide written notice to the holders of the Warrants of such early expiry, although this did not occur.
(23)	On December 14, 2004, we closed a private placement which consisted of 2,750,000 Units at a price of $0.40 per Unit for aggregate gross proceeds of $1,100,000. Each Unit is comprised of one flow-through common share and one half of one non-transferable share purchase warrant. Each whole warrant is exercisable until December 14, 2005 and entitles the holder to purchase one common share at a price of $0.50 per share. We paid a finder’s fee of 7% of the aggregate gross proceeds raised from to Strand Securities Corporation and others. The total number of finder’s fee Units issued was 192,500. The finder’s fee units include one non-flow through common share and a full share purchase warrant. The securities issued under the private placement subject to a hold period expiring April 15, 2005.
(24)	On January 10, 2005, we closed a Private Placement for 1,000,000 Units at a price of $0.30 per Unit for aggregate gross proceeds of $300,000. Each Unit is comprised of one common share and one non-transferable share purchase warrant. The warrant is exercisable for a period of one year and entitles the holder to purchase one common share at a price of $0.40 per share. The expiry date of the Warrants is January 10, 2006. If at any time after the expiry of the four month hold period, the published closing price of our common shares on the TSX Venture Exchange exceeds $0.60 per share for ten consecutive trading days, the exercise period of the Warrants will be reduced to a period of 30 days from the date that we provide written notice to the holders of the Warrants of such early expiry.
(25)	This private placement with Pacific International Securities (the “Agent”) was for 5,622,220 Units at a price of $0.45 per Unit which closed on March 15, 2005. The Agent fully exercised the over-allotment option; as the initial offering was for 4,444,444 Units at a price of $0.45 per Unit, for aggregate gross proceeds of $2,000,000. Each Unit is comprised of one common share and one half of one transferable share purchase warrant. Each whole warrant is exercisable until March 15, 2007 and entitles the holder to purchase one common share at a price of $0.75 per share. The Agent was entitled to a commission of 7% of the gross proceeds of the placement, part of which was taken in cash ($91,210) with the remainder in Units (190,867 Units). The Agent was also issued 562,222 compensation options equal to 10% of the number of Units sold. Each compensation option entitles the Agent to acquire one Unit of the Issuer at an exercise price of $0.50 for a period of two years. All securities issued pursuant to this offering were subject to a four-month hold period commencing March 15, 2005. In addition, 2,916,667 Units were offered and sold in the United States in reliance upon the exemption from registration under Section 4(2) of the Securities Act and Regulation D promulgated thereunder. Pursuant to Section 4(2), the sales in the United States were conducted by means of a private placement not involving a general solicitation of prospective investors. The Units were sold to seven investors that qualified as, and provided representation that they were, “accredited investors” within the meaning of such term under Regulation D under the Securities Act. The aggregate consideration received for the sale of Units in the United States was Cdn $1,312,500.15.
(26)	Finder’s fee issued in connection with the private placement described in (24) above.
(27)	These options were exercised by 9 optionees.
(28)	The agent’s options were exercised pursuant to a private placement.
(29)	The broker’s warrants were exercised pursuant to private placements.

(30)	The share purchase warrants were exercised pursuant to the private placement described in (9) above (1,944,000 warrants) and (10) (1,010,000 warrants).
(31)	The share purchase warrants were exercised by Lindsay Bottomer (20,000).
(32)	In February 2005, we settled debt of $10,200 by the issuance of 60,000 shares to Tim Froude (at the time one of our officers).
(33)	These options were exercised by 15 optionees.
(34)	On November 3, 2005, we closed a private placement with Pacific International Securities for 4,000,000 flow-through Units (the “FT Units”) at a price of $1.00 per FT Unit, for aggregate gross proceeds of $4,000,000 and 7,500,000 non-flow-through units (the “Common Share Units”) at a price of $0.80 per Common Share Unit for aggregate gross proceeds of $6,000,000. The Agent had partially exercised the over-allotment option by selling an additional 1,477,500 Common Share Units for aggregate gross proceeds of $1,182,000. Each FT Unit was comprised of one flow-through common share and one half of one transferable non-flow-through share purchase warrant. Each whole warrant is exercisable for a period of two years from the date the financing closed and entitles the holder to purchase one common share at a price of $1.75 per share. Each Common Share Unit was comprised of one non-flow-through common share and one half of one transferable non-flow-through share purchase warrant. Each whole warrant is exercisable for a period of two years from the date the financing closed and entitles the holder to purchase one common share at a price of $1.25 per share. The Agent was entitled to a commission of 7% of the gross proceeds of the placement, part of which was taken in cash ($460,547) with the remainder in Units (402,741 Units). The Agent was also issued 1,297,750 compensation options equal to 10% of the number of Units sold. Each compensation option entitles the Agent to acquire one Common Share at an exercise price of $0.85 for a period of two years. All securities issued pursuant to this offering are subject to a four month hold period commencing November 3, 2005. In addition, 3,500,000 Units were offered and sold in the United States in reliance upon the exemption from registration under Section 4(2) of the Securities Act and Regulation D promulgated thereunder. Pursuant to Section 4(2), the sales in the United States were conducted by means of a private placement not involving a general solicitation of prospective investors. The Units were sold to five investors that qualified as, and provided representation that they were, “accredited investors” within the meaning of such term under Regulation D under the Securities Act. The aggregate consideration received for the sale of Units in the United States was Cdn $2,800,000.
(35)	On October 6, 2005 these shares were issued pursuant to acquisition costs associated with the Victoria Lake Property.
(36)	These shares were issued pursuant to acquisition costs associated with the Moran Lake Property.
(37)	These shares were issued pursuant to acquisition costs associated with the Otter and Portage Lake Property.
(38)	The agent’s options were exercised pursuant to a private placement.
(39)	The broker’s warrants were exercised pursuant to private placements.
(40)	The share purchase warrants were exercised pursuant to the private placement described in (22) (1,505,000 warrants), (23) (1,567,500 warrants), and (24) (1,000,000 warrants).

Capital Expenditures

Fiscal Year
Fiscal 2001	$12,500	(1)
Fiscal 2002	Nil
Fiscal 2003	$4,180	(2)
Fiscal 2004	$917,459	(3)
Fiscal 2005	$1,566,346	(4)

(1)	This expenditure related to the acquisition costs associated with the Dorothy Lake – Dobie River Property.
(2)	This expenditure related to the purchase of office equipment.
(3)	These funds were spent as outlined below (Note - The total amount includes acquisition costs of $88,750, which were paid in common shares and not cash.):

Expense ($)	Glenwood Break Property	Wings Point-Titan Property	Southern Golden Promise	North Paul’s Pond Gold Property	DJ Gold Property
Geology	105,944	126,005	81,291	5,224	—
Geophysics	269,314	2,772	123,795	—	—
Admin.	30,835	13,268	6,484	1,026	—
Tech. Anal.	5,718	3,495	4,014	—	4,752
Acquisition	25,000	25,000	25,000	20,750	37,772

(4)	These funds were spent as outlined below (Note - The total amount includes acquisition costs of $245,000, which were paid in common shares and not cash.):

Expense ($)	Glenwood Break Property	Wings Point-Titan Property	Southern Golden Promise	North Paul’s Pond Gold Property	Beigou Gold Property	Moran Lake Property	DJ Gold Property
Drilling and Trenching	51,712	126,500	13,076	2,008	—	—	—
Geology	171,706	7,270	143,655	30,756	64,473	193,243	6,349
Geophysics	44	2,346	23,500	11,154	—	83,137	—
Admin.	19,671	20,111	19,025	2,917	23,305	20,201	720
Technical analysis	80,219	31,232	71,449	16,043	304	41,919	937
Acquisition costs	25,000	34,360	25,000	20,000	83,362	260,000	28,580
Write off of mineral property	—	—	—	(109,878)	—	—	—

BUSINESS OVERVIEW

Historical Corporate Development

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources

This section uses the term “inferred resources.” We advise U.S. investors that while this term is recognized and required by Canandian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

We are a natural resource company engaged in the acquisition and exploration of mineral resources in Canada as shown.

During the fiscal year ended April 30, 2005 we raised $6,818,624 through the sale of equity securities, and in fiscal 2004 we raised $1,941,715. We raised $100,000 through the sale of equity securities during the fiscal year ended April 30, 2003.

On February 18, 2003, we entered into three option agreements with an unrelated party, Rubicon Minerals Corporation, of Vancouver, B.C., whereby we acquired an option to earn up to a 60% interest in 2,515 mineral claims located in the Botwood Basin area of central Newfoundland, in consideration for the issuance of a total of 1,200,000 common shares and by incurring expenditures of $5,250,000 within four years of Exchange approval. The agreements cover three separate land packages known as “Southern Golden Promise”, “Wings Point - Titan”

and “Glenwood Break” (collectively referred to as the “Rubicon Properties”). Expenditures for the first year totaled $847,935. Pursuant to the terms of this agreement, we issued 300,000 common shares to Rubicon Minerals Corporation in fiscal 2004 and 300,000 common shares in fiscal 2005. In subsequent years we are obligated to issue 100,000 common shares per property in each of 2006 and 2007. On September 7, 2005, we terminated the Wings Point – Titan option and on September 22, 2005 we terminated the option on the Glenwood Break property. On October 6, 2005 we issued 100,000 common shares to Rubicon for the Southern Gold Promise Property and we are obligated to issue an additional 100,000 common shares in 2007 for the Southern Gold Promise Property.

Effective July 1, 2003, we entered into an agreement with an unrelated party, whereby we acquired a 100% interest in the North Paul’s Pond gold property in North-Central Newfoundland. This property consists of 6 licenses totaling 55 claims and is located approximately 50 km southwest of the town of Gander. The option agreement called for exploration expenditures of $300,000, the issuance of up to 130,000 common shares and cash payments of $32,000 over a three-year term. The vendor retained a 1.5% net smelter return. Subsequent to the year ended April 30, 2005, we terminated the option on the North Paul’s Pond Gold property and related costs of $109,878 were written-off.

On August 18, 2003, we engaged the services of Boardmarker Consultancy Group to perform corporate development activities. Boardmarker Consultancy Group was paid a monthly retainer of $2,500 per month for the duration of the contract and received 100,000 share purchase options at $0.25. This contract was terminated on September 2, 2005.

On August 19, 2003 we entered into an agreement with Wolverton Securities Ltd. whereby Wolverton agreed to advance to us by way of a loan the amount of $100,000 at a rate of 10% per annum. In addition to the interest, we agreed to issue to Wolverton bonus shares in the maximum amount allowable by the policies of the TSX Venture Exchange. We were obligated to repay the total amount of the monies loaned plus interest thereon out of the gross proceeds of our Offering. These funds were repaid out of the proceeds of a private placement carried out during 2003.

In August 2003, a helicopter-borne magnetic and electromagnetic survey was completed over the claims comprising our Glenwood Break Property. The survey completed 4,240 line kilometers at line spacing of seventy-five meters using helicopter electromagnetic/resistivity and horizontal gradient magnetic systems. An electromagnetic sensor height of thirty meters was used.

In September 2003, we acquired a 100% interest in two properties located in eastern Newfoundland. These properties were acquired by map staking.

At an extraordinary general meeting of shareholders held on September 8, 2003, shareholder approval was obtained to change our name from International Lima Resources Corp. to Crosshair Exploration and Mining Corp., which name change became effective on March 1, 2004.

During September, October, November and December 2003, we carried out exploration work on the Rubicon Properties in Newfoundland. This work was carried out by independent contractors and was supervised by Rubicon Minerals. In addition to the helicopter-borne magnetic and electromagnetic survey described above, this exploration work included sampling and the subsequent assaying of the samples. Specific work on each of the areas included:

(a)	On the Glenwood Break Property, three targets were identified and in early 2004 soil sampling and trenching work was carried out on these targets to determine if future drilling was warranted.

(b)	On the Wings Point-Titan area the exploration work consisted of excavator trenching; line cutting, soil sampling, ground magnetometer-VLF-EM, and trenching was conducted.

(c)	Airborne geophysical surveys and prospecting work was done on the South Golden Promise group of properties.

In January 2004, we carried out due diligence with respect to a potential mineral property located in China. We were subsequently granted an option to purchase that property, being the DJ Gold property. During the fiscal year ended April 30, 2005, we elected to terminate this option and consequently mineral property costs of $79,110 were written off.

In the early part of Fiscal 2004 we commenced active exploration activity on our Wing’s Point-Titan project in Newfoundland. The initial activity consisted of a drilling program and the testing of trench samples. This drilling was completed in June of 2004.

During the summer of 2004 we carried out active exploration work on our Glenwood property. This work initially consisted of trenching. During this time, we were also engaged in exploration work on our South Golden Promise property and our North Paul’s Pond property. The work on the South Golden Promise property consisted of reconnaissance prospecting and soil sampling. The work on the North Paul’s Pond property consisted of soil sampling, mapping and geophysics. In January 2005, we announced that this work had been completed and that a zone of gold bearing quartz veins had been discovered.

In September 2004, we entered into a letter of intent with the Liaoning Non-ferrous Geological Bureau (the “Bureau”) in China for a formal Co-operative Joint Venture Contract of the Beigou Gold project. The Beigou project consists of three exploration licenses located in China. These exploration licenses are owned by the Bureau and would be transferred to a Joint Venture company to be formed with the Bureau. The joint venture was formalized on December 2, 2004. The original contract was amended and restated on April 18, 2005. We have now decided to concentrate all of our efforts on our properties in Newfoundland & Labrador. Based on this decision, we have decided to abandon our operations on the Beigou Gold Project in China. As a result, we wrote off $229,935 in the third quarter of 2006. We are making efforts to option the Beigou Gold Project to interested parties.

On October 14, 2004, we entered into an agreement with a private individual for an option to acquire a 90% interest (subject to a 2% NSR and a 10% carried interest to the vendor) in the 67 claim Moran Lake Property in Central Labrador. On March 1, 2005 we acquired another 381 claims north of the Moran Lake Property, known as Moran Heights. The amended and restated Moran Lake option agreement calls for exploration expenditures of $3,000,000 ($338,500 of exploration work has been carried out as of April 30, 2005), the issuance of 1,600,000 common shares, of which 600,000 common shares have been issued, and cash payments of $575,000, of which $100,000 has been paid, with the balance of the shares and cash payable over a five-year term. The agreement also requires completion of a bankable feasibility study for the commencement of commercial production on the property within 24 months of completion of the aforementioned obligations. We subsequently carried out a detailed digital compilation of all the historic work that has been carried out on the property. In January of 2005 we staked an additional 2000 claims contiguous with the original property. In October 2005, we staked an additional 96 claims contiguous to the property. In December 2005, we acquired from a private St. John’s company, a 100% interest (subject to a 1.5% NSR), 56 mineral claims lying within the property for an aggregate of 225,000 shares, cash payments totaling $140,000, and expenditure commitments of $600.000 over a 3 year period. In January 2006, we staked an additional 140 claims contiguous with the property which currently consists of 2742 claims.

In April 2005 we announced the completion of the Phase 2 uranium sampling program of the archived Shell Canada drill core from Moran Lake. The Phase 2 sampling program focused on previously unsampled radioactive intervals from several holes that were recommended for sampling by Shell Canada geologists. The sampling opens up several new horizons both down dip and along strike and further highlights the uranium potential of the C Zone in addition to the numerous open ended drill intersections reported by Shell Canada. A total of 81 samples have been cut and are being prepared for shipment to SGS Laboratories in Don Mills, Ontario.

In May 2005 we announced that a total of 488 additional claims staked by Rubicon in 2 separate blocks were now included in our original option agreement with Rubicon. The South Golden Promise property consists of four claim blocks, of which 2 blocks have become the focus of distinct exploration programs. Block 4 is being explored for high grade, precious metal rich massive sulphide deposits. Block 1 is currently being explored for high grade turbidite-hosted gold deposits, with trenching in late 2004 yielding high grade grab samples of 105.28 g/t Au and 41.66 g/t Au (free gold observed in both). The four claim blocks of the South Golden Promise Property, which stretch for nearly 100 kilometers from Badger in the northeast to Victoria Lake in the southwest, are strategically located in central Newfoundland.

We commenced our summer exploration program in mid-July 2005 on the Victoria Lake property (formerly named Block 4 of the South Golden Promise property) located in south central Newfoundland. The Victoria Lake property consists of 215 claims (5,375 ha).

We have now acquired, through the exercise of an “area of interest” right under our existing property option agreement with Rubicon, 45 new claims (1,125 ha) on highly prospective ground contiguous with Block 4. The acquisition of this new ground brings the total number of claims at Block 4 to 211 (5275 ha) and includes areas of documented VMS style alteration as well as several untested geochemical and geophysical anomalies outlined by Noranda Exploration Co. Ltd. in the 1980’s and 1990’s. Through the exercise of an “area of interest” right under the property option agreement with Rubicon, we have also acquired 443 new claims contiguous with Block 1 covering projected extensions of the favorable horizon hosting the Snow White mineralization.

In August 2005 we commenced the airborne radiometric and magnetic survey being on the Moran Lake Uranium / IOCG property in Labrador. The survey consists of 7,062 line kilometres. We will be provided with preliminary data and maps as the survey progresses, which will enable us to begin follow up work consisting of prospecting and mapping anomalies before the airborne survey is completed. The results of the airborne survey and the concurrent field program already underway will be utilized to define additional targets warranting drill testing. We have developed a 2000m drill program using previous targets identified by Shell Canada during the course of their prior work on the project and targets identified by the airborne survey will be added to the existing drill targets.

The airborne radiometric and magnetic survey was completed on October 1, 2005. We have been receiving preliminary maps for portions of the property during the course of the survey that has outlined a significant number of highly prospective radiometric anomalies. These anomalies exhibit radiometric signatures of comparable, and in some cases greater, size and strength to the radiometric signals from areas of known mineralization on the Moran Lake property; specifically the Upper C Zone, which contains an historic uranium resource identified by Shell Canada Resources in the late 1970’s. The ground program to follow up on a multitude of high priority targets identified from preliminary radiometric maps has been underway since the survey began in October 2005. To date, our geological team has investigated 5 new high priority targets (currently being referred to as Areas 1 through 5) in the northern area of the property and have received assay results for 62 rock chip and grab samples. The crews also collected a total of 20 samples from the B and C Zones and additional prospecting was carried out in the Moran Heights area to verify historic occurrences on the Moran Lake property. The ongoing ground follow up program has resulted in the discovery of four zones of bedrock uranium (U3O8) mineralization, as well as sub-crop and high grade float on Areas 1 through 4. Area 5 has a very strong radiometric response; however the area is completely covered by thick overburden and will require further work to sample. In December 2005, we announced the results of the NI43-101 report commissioned to establish the extent of the uranium resource in the upper C Zone. The report, produced by Roscoe Postle Associates of Toronto, concluded that the Upper C zone hosted an inferred resource of 124,000tonnes grading 0.25% U3O8 or 688,000 pounds of U3O8. On February 9, 2006, we commenced our first drilling at Moran Lake to extend the Upper C Zone uranium mineralization. The program is expected to take 6-8 weeks to complete.

Plan Of Operations

Source of Funds for Fiscal 2004/2005

Our primary source of funds since incorporation has been through the issuance of equity securities.

We had a working capital balance of $4,512,628 on April 30, 2005. Subsequent to April 30, 2005, we have raised an additional $11,182,000 through a private placement financing.

Use of Funds for Fiscal 2006/2007

During Fiscal 2006 and Fiscal 2007, we estimate that we will expend approximately $1,000,000 each year on general and administrative expenses, including property evaluation costs prior to acquisition. During Fiscal 2006 and Fiscal 2007 we estimate that we will expend approximately $2,000,000 each year on property acquisition costs and exploration expenses.

Anticipated Changes to Facilities/Employees

We anticipate there will not be any changes to either facilities or employees in the near future.

United States vs. Foreign Sales/Assets

We have had no revenue during the past five fiscal years.

As of April 30, 2005, we had assets valued at $7,139,499 located in Canada and assets valued at $171,444 located in China.

April 30, 2000	$163,215	Canada
April 30, 2001	51,768	Canada
April 30, 2002	15,676	Canada
April 30, 2003	85,275	Canada
April 30, 2004	1,469,280	Canada
	42,524	China
April 30, 2005	7,139,499	Canada
	171,444	China

Material Effects of Government Regulations

Our current and anticipated future operations, including further exploration activities, require permits from various Canadian Federal and Provincial governmental authorities and from various governmental authorities in China. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on us and cause increases in capital expenditures which could result in our ceasing operations. We have had no material costs related to compliance and/or permits in recent years, and anticipate no material costs in the next year.

Seasonality

We can only carry out exploration when weather is favourable. Typically, we cannot carry out any work during the months of November to March on our Canadian properties.

Dependency upon Patents/Licenses/Contracts/Processes

Not applicable.

Sources/Availability of Raw Materials

Not applicable.

Organization Structure

We have no subsidiaries.

Property, Plant and Equipment

Our properties are in the exploration stage and a substantial amount of capital will have to be spent on each property before we will know if they contain commercially viable mineral deposits. Our material properties are located in Canada (South Golden Promise and Moran Lake). Our properties are without known reserves and the work being done by us is exploratory in nature.

Our executive offices are located in rented premises of approximately 800 square feet at Suite 1240, 1140 West Pender Street, Vancouver, British Columbia Canada. We have occupied these facilities since 2006 and our current monthly rent is approximately $3,811. We also have a field office at 27 Clyde Avenue, Mount Pearl, Newfoundland, Canada.

South Golden Promise Property

Rubicon Minerals Corporation (“Rubicon Minerals”), an unrelated public company, acquired an option to earn a 100% interest in the South Golden Promise Property pursuant to an underlying option agreement, dated January 8, 2003, with Al Keats, Calvin Keats and Kevin Keats (the “Vendors”). The Vendors are entitled to a 2.5% Net Smelter Return. Rubicon Minerals can repurchase a 1.5% Net Smelter Return for $1,500,000 and has a right of first refusal with respect to the remaining 1.0%. As of September 2005, Rubicon Minerals completed its obligations under its option agreement with the Vendors and now holds a 100% interest in the South Golden Promise Property subject to the 2.5% Net Smelter Return.

On February 14, 2003, we entered into an option agreement with Rubicon Minerals whereby we acquired an option to purchase and earn a 60% interest in the South Golden Promise Property. In order to earn the 60% interest, we agreed to pay $1,750,000 in exploration expenditures on the property and issue 400,000 common shares to Rubicon Minerals, over a four year period. The schedule of work and share issuance is as follows:

Expenditure Schedule

Year	Work Expenditures	Shares Issued to Rubicon
on Approval Date	Nil	100,000
on or before 1st anniversary	$250,000	100,000
on or before 2nd anniversary	$300,000	100,000
on or before 3rd anniversary	$500,000	100,000
on or before 4th anniversary	$700,000	Nil

During the period ended April 30, 2004 we spent $240,584 on this property and spent a total of $536,289 on this property to April 30, 2005.

The four blocks of licenses cover 23,000 hectares in 920 map-staked claims. Each claim is 500 by 500 metres, which is bounded by one corner of the UTM grid square and is one quarter of the square. The claims are grouped into licenses, which are the units of ownership and assessment work requirements. The details of the licenses covered by the option agreement are described as follows:

Summary of Licenses under Option

Licence	Claims	NTS	Sec. Deposit	Renewal Date	Report Due	Expenditures Required
South GP
9050M	228	12A/16	$11,400.00	19-Aug-2007	18-Oct-2006	$95,191.43 by 19-Aug-2008
9051M	182	12A/10	$9,100.00	19-Aug-2007	18-Oct-2006	$53,591.32 by 19-Aug-2006
9052M	219	12A/10	$10,950.00	19-Aug-2007	18-Oct-2005	$75,832.92 by 19-Aug-2006
9109M	65	12A/07—12A/10	$3,250.00	4-Oct-2007	4-Dec-2006	$12,855.51 by 04-Oct-2006
10207M	60	12A/10—12A/07	$0.00	28-May-2006	27-Jun-2006	$18,150.52 by 28-May-2006
10387M	58	12A/16	$2,900.00	22-Nov-2009	22-Jan-2007	$16,488.73 by 22-Nov-2007
10388M	123	12A/09—12A/16	$6,150.00	22-Nov-2009	22-Jan-2007	$24,158.78 by 22-Nov-2006
10389M	238	12A/10—12A/15	$11,900.00	22-Nov-2009	22-Jan-2007	$46,339.42 by 22-Nov-2006
11058M	20	12A/16	$1,000.00	28-Oct-2009	27-Dec-2006	$2,660.04 by 28-Oct-2007
11059M	4	12A/16	$200.00	28-Oct-2009	27-Dec-2006	$568.64 by 28-Oct-2010

	1197

Victoria
8883M	166	12A/6	$8,300	2-Jul-2007	31-Aug-2006	$56,524.90 by 02-July-2006
11061M	49	12A/6	$2,450.00	5-Jul-2009	5-Sep-2006	$11,351.23 by 05-July-2007

	215

Rubicon was the contractor for the execution of the exploration programs in the first year for cost plus 8% fee. Subsequent to the first year, we have operated and carry out the exploration programs on all of our properties using in-house personnel.

We are responsible for paying for and renewing these licenses. The fee for license renewals is $25 per claim every five years and failure to pay the fee will result in the loss of the claims.

Property Description and Location

Property Location

The South Golden Promise Property consists of four blocks of licenses located east, south, and southwest of Red Indian Lake in west central Newfoundland in the Grand Falls – Buchans Electoral District. The property is named for the extension of similar geology of the Golden Promise gold project of Rubicon Minerals, about 16 kilometres northeast of the SGP Property. The SGP Property comprises four blocks of licenses known as Noel Paul’s Brook (Block 1), Selby’s Pond (Block 2), Barren Lake (Block 3), and Victoria Lake (Block 4) properties.

Accessibility

The properties are accessible from Badger on the Trans Canada Highway via Route 370 to Buchans Junction about 43 km to the southwest. The Millertown - Lake Ambrose road west-southwest of Buchans Junction is the principal access road to the various blocks to the south and southwest.

Route 370 crosses the northeast corner of Block 1 about 30 kilometres southwest of Badger and eight kilometres east of Buchans Junction. The Exploits River crosses the north-central part. From the Millertown-Lake Ambrose Road, logging roads three kilometres south of Hungry Hill lead east into the southern part of Block 1.

The Millertown–Lake Ambrose Road passes through the centre of Block 2 about 12 kilometres south of Exploits Dam with secondary access via logging roads and snowmobile and ATV trails.

Block 3 can be reached by following the main logging road along the south shore of Red Indian Lake about 43 kilometres southwest of the Exploits River Dam and turning south on the Victoria Dam #5 road. It crosses the Victoria River Dam #5 at about 10 kilometres and continues south towards Quinn Lake then northeast towards Barren Lake. The Quinn Lake logging road complex, presently in poor condition, continues northeast and joins the Millertown–Lake Ambrose Lake road at the north end of Lake Ambrose.

Block 4 is accessible by the main logging road leading west from the Exploits Dam along the south shore of Red Indian lake via Tulks Valley. Older logging roads, now in poor condition, lead to the western part of the block on the north shore of Victoria Lake. Access to the part of the block south of the Henry Water arm of Victoria Lake is by boat and remnant logging roads now snowmobile and ATV trails.

History

Historical exploration directly on the properties includes the following.

Block 1 (Noel Paul’s Property) has received no exploration work, outside of a small area in the southwest corner, prior to 2002 when Rubicon Mineral carried out a reconnaissance prospecting program along Noel Paul’s Brook. No significant gold was discovered in these samples. Till geochemical sampling by found seven samples with 7 ppb Au or higher on the property.

Block 2 (Selby’s Pond Property) was explored by Noranda Exploration Ltd. between 1980 and 1990 near the southern boundary of the Block along the contact between the Tally Pond Volcanics to the south and the Harpoon Brook Belt sedimentary rocks to the north. They were looking for base metal massive sulphides related to the Duck Pond deposit and did not analyse for Au. Graphitic argillite encountered in several drill holes explained their VLF anomalies and they did not locate any base metal mineralization.

Rubicon Minerals carried out a reconnaissance prospecting program that included sampling outcrop and float mainly around the gabbro intrusive bodies in the north and in the sediments and felsic volcanics in the southwest. One sample with chalcopyrite and sphalerite returned 48 ppb Au with 994 ppm Cu and 3670 ppm Zn in bedded altered sediments or tuffs. Till geochemical sampling by Liverman et al. (1996) found ten samples with 12 ppb Au or higher northeast and east of the gabbro intrusions as well as several in the southwest corner of the property.

Block 3 (Barren Lake Property) received no exploration during the massive sulphide searches, since it is underlain by volcanic sediments and a large gabbro intrusive. Reconnaissance prospecting by Rubicon Minerals in 2002 found several anomalous (to 74 ppb Au) outcrops with anomalous Cu and Zn. Till geochemical sampling by Liverman et al. (1996) found over 10 samples with 7 ppb Au or higher on the property. Many occur in the northwestern part underlain principally by gabbro with less volcaniclastic sedimentary rocks.

Block 4 (Victoria Lake Property) is the site of the “Island K” gold showing discovered in 1933 during a prospecting traverse commissioned by the Buchans Mining Co. An anatomizing vein from 0.3 to 1.4 m width assayed 0.5 oz/t Au and minor base metals. The damming of Victoria Lake raised the lake about 30 metres, submerging the island in the 1960s. Observations by the prospecting party that the sedimentary rocks included clasts of red jasper and beds of siliceous sediments indicates that the host is the Harbour Round Belt package.

The eastern quarter of the property received cursory reconnaissance by Noranda Exploration Ltd. between 1993-96 as part of their base metal search along the Long Lake Belt. Locally, altered felsic volcanic rocks (favourable hosts for massive sulphide deposits) were located along with geochemical anomalies high in zinc and lead. A few widely spaced drill holes were completed but did not intersect significant mineralization. Only in 1996 did they reanalyse some of their till samples for Au and found several one-sample anomalies with up to 1740 ppb Au. They noted, too, that the graphitic sediments are high in barium with one sample running 10.7% barite.

The regional till geochemical sampling program did not extend to this area of the Victoria Lake belt. Reconnaissance prospecting by Rubicon Minerals in 2002 discovered two samples of 50% quartz veins with pyrite and arsenopyrite in sedimentary rocks that assayed 2,505 and 3694 ppb Au with arsenic >10,000 ppm and high Cu, Zn, and Sb.

Property Geology

Block 1 (Noel Paul’s Brook Property) [12A/16]

Block 1 is underlain mostly by the upper part of the Harpoon Brook Belt volcanic sediments. Evans et al. (1994b) differentiated the unit in the property area with the older package of fine-to coarse-grained sandstone with minor pebble conglomerate, and siltstone, argillite, black shale and rare limestone. The younger unit is finer-grained with siliceous siltstone, chert, and minor sandstone and argillite. It forms the uppermost part of the Harpoon Brook Belt, where it is in conformable contact with the Caradocian shale at the northeast corner of the license.

The prominent structures on the property are a major syncline-anticline pair traced by folds in the Caradocian shale. The folds are tight and upright with a gentle plunge to the northeast. Penetrative foliation is common parallel and sub parallel to bedding.

Glacial striae showing ice movement to the northeast and south-southeast are observed locally.

Block 2 (Selby’s Pond Property) [12A/10]

Block 2 is underlain by mostly by the southwestern part of the Harpoon Brook Belt greywacke, siltstone and argillite. The south and west property boundaries straddle the contact with adjacent Tally Pond Volcanics and Long Lake Belt respectively. Two large bodies of Devonian gabbro intrude the sediments forming Hungry Hill. They are elongated to the northeast and appear to have intruded into the crests of the same syncline-anticline pair on Block 1 to the northeast. There is little outcrop over the central and western parts of the property, so the nature of the contact between the Harpoon Brook and Long Lake Belts is not known.

The contact with the Tally Pond Volcanics to the south has been tested locally by exploration, including several drill holes by Noranda Exploration Co. Ltd. The contact is at least locally conformable with Tally Pond-style clasts of volcanic rocks in the Harpoon Brook sediments and is marked by graphitic argillite.

Block 3 (Barren Lake Property) [12A/10 and 07]

Block 3 is underlain by about equal areas of Long Lake Belt volcanic clastics and intercalated breccias and carbonaceous tuffs and argillite and the large gabbro intrusion north of Barren Lake. The contact between the Long Lake Belt and the Tally Pond Volcanics to the south lies just along the southeastern boundary of the property.

Block 4 (Victoria Lake Property) [12A/06]

The western part of the Long Lake Belt covers the eastern two-thirds of Block 4 ending at the mouth of Henry Water on Victoria Lake. It is a series of interbedded mafic and felsic clastic sediments and local breccias, as well as graphitic mudstone/tuff in the centre and on the south side of the peninsula. The Henry Water tholeiitic basalts occur on the north shore of the peninsula. Evans and Kean interpreted the sequence as younging to the south in the transition from basalt to fine sediments. However, the interlayering suggests that the sequence complicated was by northeast-trending folding.

West of Henry Water, the Block is underlain by Harbour Round Belt siltstone and tuffaceous sandstone with local breccias. The contact between this and the Long Lake Belt is under Henry Water and is probably a major fault with a flexure forming the western shore of Henry Water.

Exploration and Development

We have carried out a two phase work program. The first phase consisted of prospecting, mapping, till and rock sampling, and excavator trenching on targets defined by the other works. Phase 2 focused on airborne geophysics over Blocks 1 and 2 only, since useable historical geophysical data exists for Blocks 3 and 4. Structural studies were recommended on all blocks, depending on the results of Phase 1 work.

Exploration on the South Golden Promise Property focused on the trenching program which continued until the end of the field season in 2005. Trenching has now exposed mineralized quartz veining for at least 170 meters and is still open in all directions. A significant zone of high grade gold was exposed in the northeastern portion of the trench which contains locally abundant free gold. The next phase of exploration at the South Golden Promise Property will consist of a drilling program to define the system at depth as well as along strike. This work is planned for the second quarter of 2006. The South Golden Promise Property consists of 1197 claims (29,925 ha).

At the Victoria Lake Property (formerly named Block 4 of the South Golden Promise Property) located in south central Newfoundland and consisting of 215 claims (5,735 ha), a program of line cutting, soil geochemistry, compilation and ground gravity was completed by the end of the 2005 field season. A number of high priority targets including several coincidental gravity, geochemical and geological anomalies will be drill tested by mid 2006. The Victoria Lake Property is considered prospective for precious metal rich massive sulphide deposits such as the recently discovered Boomerang massive sulphide deposit and the past producing Buchans deposits. The Victoria Lake Property consists of 215 claims (5,375 ha).

The Moran Lake Property

On October 14, 2004, we entered into an agreement with a private individual, Lewis Murphy, for an option to acquire a 90% interest (subject to a 2% NSR and a 10% carried interest to the vendor) in the Moran Lake Property in Central Labrador. On March 1, 2005 we acquired another 381 claims north of the Moran Lake Property, known as Moran Heights. The amended and restated Moran Lake option agreement calls for exploration expenditures of $3,000,000 ($338,500 of exploration work has been carried out as of April 30, 2005), the issuance of 1,600,000 common shares, of which 600,000 common shares have been issued, and cash payments of $575,000, of which $100,000 has been paid, with the balance of the shares and cash payable over a five-year term. The agreement also requires completion of a bankable feasibility study for the commencement of commercial production on the property within 24 months of completion of the aforementioned obligations. A bankable feasibility study is a comprehensive study of the property in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the property for mineral production.

We subsequently carried out a detailed digital compilation of all the historic work that has been carried out on the property. The TSX Venture Exchange approved this transaction on November 10, 2004.

We can earn a 90% interest in the Moran Lake Property by completing the following obligations:

Expenditures	Shares Issued to Lewis Murphy	Cash Payments to Lewis Murphy
$100,000 by November 10, 2005	250,000 released from trust to Lewis Murphy on November 10, 2004	$25,000 on signing of the original Moran Lake agreement

$200,000 by November 10, 2006	250,000 shares issued to Lewis Murphy on November 10, 2004	$50,000 within 5 days of November 10, 2004, the approval date of the original Moran Lake agreement

$500,000 by November 10, 2007	100,000 shares on the approval dated of the amended and restated Moran Lake agreement dated March 1, 2005	$25,000 upon the signing of the amended and restated Moran Lake agreement dated March 1, 2005

$800,000 by November 10, 2008	250,000 shares; second year share payment on or before November 10, 2005	$100,000 on or before November 10, 2005

$1,300,000 by November 10, 2009	250,000 shares; third year share payment on or before November 10, 2006	$100,000 on or before November 10, 2006

	250,000 shares; fourth year share payment on or before November 10, 2007	$125,000 on or before November 10, 2007

	250,000 shares; fifth year share payment on or before November 10, 2008	$150,000 on or before November 10, 2008

$200,000 per year on or before November 10 of every subsequent year until the Moran Lake Property is put into commercial production

Property Description and Location

The Moran Lake Property is located in the Central Mineral Belt of Labrador, about 140 km north of the town of Happy Valley-Goose Bay and 85 km southwest of the coastal community of Postville on Kaipokok Bay. In a direct line to the northeast, the property is about 75 km from tidewater. The undeveloped Michelin uranium deposit is 60 km east-northeast of the Moran Lake Property. The property area is within the Naskaupi Electoral District of Labrador.

Accessibility

Helicopter, and to a lesser degree float plane service out of Goose Bay, is the most efficient means of access to the property. Local infrastructure is confined to the limited facilities of the community of Postville, which does enjoy commercial airline service from Goose Bay and commercial ferry service from St John’s, Newfoundland. Coastal boats are available to convey goods and passengers from Happy Valley to Postville. Most necessary goods and services, including charter aircraft, can be obtained in Goose Bay, which has excellent commercial airline connections to St John’s, Halifax and Montreal.

This part of Labrador has a sub-Arctic climate with short, cool summers and long, cold winters. Snow cover lasts for six to eight months. Freeze-up begins in late-October and the lakes become ice free in mid-June. Temperature ranges can be extreme from -30°C in winter to in excess of 28°C in the summer. Lengthy periods of fog and/or rain can be experienced during the summer exploration season.

The topography of the Moran Lake area consists of rolling highlands with maximum relief approaching 300m. The hilltops can be partly barren while the slopes and valleys are covered in vegetation, mostly scrubby black spruce and some deciduous trees with thick intervening growth of alders. Almost everywhere there is a thick ground cover of moss. The valleys can be steep sided and are often host to boggy ground with small ponds or lakes. Moran Lake occupies a prominent valley which trends east-northeast and is probably the closest lake which could handle a fixed wing aircraft on floats or skis.

History

Uranium was first discovered near Moran Lake by British Newfoundland Exploration Limited, which conducted prospecting, geological mapping and radiometric surveying in the area from 1956 to 1958. In 1964, Mokta Co. Ltd. (Mokta) acquired a development license for the Moran Lake area and subsequently discovered uranium mineralization at Lady Lake, the site of the present C zone. In following years, Mokta completed a considerable amount of prospecting, trenching and packsack drilling in the Moran Lake A, B and C zones. In 1969 however, Mokta allowed the development license to expire at which time the license was granted to Brinex, which did no further work on the property.

In 1976, the license was granted to Commodore Mining Company Limited (Commodore) which in turn optioned the property to Shell Canada Resources Limited (Shell). During September of 1976, Shell performed geological, magnetometer and Track Etch surveys over the B zone near Henry Lake and did preliminary geological mapping on the C zone. This led to a 15 hole, 864 m drill program to test the B zone uranium mineralization during the winter of 1977.

In the summer of 1977, a full exploration program was carried out on the C zone including detailed geological mapping, systematic trench sampling, a scintillometer survey and a small drill program totalling eight holes and 497 metres. Uranium mineralization was discovered in a fault zone over which VLF-EM, magnetometer and Track Etch surveys were performed during September. In the winter of 1978, Shell completed a 17 hole, 1,542 m drill program to test the uraniferous fault zone and subsequently found high grade uranium mineralization in quartzite horizons. The following summer’s exploration program consisted of VLF- EM, magnetometer and altimeter surveys over the entire C zone, with a 15 hole, 1,581 m drill program to test the uraniferous quartzites. Low grade uranium mineralization was located in altered sandstones above the Aphebian-Helikian unconformity near Lady Lake. This led to a 1979 winter dril1 program of 17 drill holes totalling 1,193 m to explore the unconformity and the later named Lower C zone.

In the summer of 1979, Shell undertook a review of its Moran Lake project. Drill core from the Upper C zone (C-1 to C-35) was re-logged by one person and multiple samples were taken for thin section study and 30 element spectrographic analysis. This work led to the appreciation that the rocks were extensively altered, that the identification of primary lithologies was in many cases dubious, that the uranium mineralization was associated with alteration and that there was a definable geometry to the alteration package. The property was considered to have good uranium potential and an 8 hole, 1,400 m drill program was proposed but never carried out as Shell abandoned its interest in the area.

Lewis Murphy acquired the Moran Lake claims in 2003 and optioned the ground to Crosshair in October of 2004. In 2003, an airborne gravity survey of the area located an interpreted 4 milligal to 8 milligal gravity anomaly, elliptical in shape, about 4 km long and centered between the Moran B and C zones of uranium. Considering the spatial association of uranium with brecciated, highly silicified, carbonatized and hematized rocks, plus locally significant concentrations of copper, silver and gold mineralization, Crosshair invoked the analogy with Iron Oxide Copper Gold (IOCG) deposit types, as at Olympic Dam in Australia.

In early 2005, we embarked on a program to resample the Shell drill cores archived in the government core storage facility in Goose Bay. Selected portions from 23 holes, 21 from Upper C zone and 2 from B zone, were sampled. In some cases, previously sampled core was quarter-sawn and re-sampled but most work involved sawing and sampling previously unsampled core. In total, 687 samples were sent to SGS Laboratories in Don Mills, Ontario, for a multi package analysis including ICP, fire assay and whole rock analysis. The main emphasis was on the determination of U3O8, Cu, Ag and Au concentrations, and these plus historic values are incorporated in the data set used to estimate the mineral resource in the Upper C zone.

Property Geology

The Moran Lake Property was staked in a configuration to cover as much mineralized Paleoproterozoic stratigraphy as was available. This encompasses mostly rocks of the Moran Lake Group and the overlying Heggart Lake, Brown Lake and Sylvia Lake Formations of the Bruce River Group, with known occurrences of uranium, Cu, Pb, Zn, Ag, Fl and iron (as pyrite and hematite).

The Moran Lake Group (MLG) unconformably overlies Archean gneisses and granites of the Nain Province. The basal unit, the Warren creek Formation was deposited in a low energy, shallow shoreline or shelf environment and consists mainly of black graphitic, grey and green shale and siltstone containing local interbeds of dolostone, chert and black conglomerate with siltstone and shale clasts. The Warren Creek Formation ranges from perhaps 1,200m up to 3,000m in thickness and is overlain conformably by 100m to 300m thickness of the Joe Pond Formation, a sequence of light- to dark-green, fine grained, massive and pillowed basalt and mafic tuff with occasional interbeds of variably colored chert or grey dolostone. Rocks of the Moran Lake Group occupy a northeasterly trending belt which underlies the northern projection of the Moran Lake Property.

Exploration

Early in 2005 we undertook a re-sampling program on previously unsampled, radioactive intervals in Shell drill holes from the B and C zones. We sampled selected portions from 23 of 58 available archived drill cores (in the Government core storage facility at Goose Bay) to test for IOCG type alteration and mineralization. The results show widespread and locally strongly enriched copper and silver values as well as anomalous gold values. Over 30% of the 687 samples collected assayed > 200 ppm copper of which 44 samples returned between 1,000 to 6,310 ppm Cu (0.1% to 0.63% Cu) over individual sample widths ranging from 0.55 to 1.12 meters. The assay results were entered into the historic drill hole data base and used in the mineral resource estimation. The geological potential of the B and C zones is under review with the idea of drill testing new targets in 2006.

Drilling

We have commenced a Phase I drilling program at the Moran Lake Property pursuant to which we are drilling 19-20 holes totaling approximately 2,800 meters. This program is focused on expanding the uranium resource originally drilled by Shell. Drill core samples from the first holes have been submitted for assay and the remaining holes are currently being sampled at site. Assay results will be reported as soon as they have been received and compiled by our staff. All the Shell drilling was accomplished with a helicopter supported “fly drill” producing AQ size core (1 inch diameter). It is known that the mineralized zones crosscut the southeast dipping stratigraphy but the uncertain geometry of the zones makes it difficult to determine true widths of mineralization.

Planned Work from March 2006 through December 2006

We are planning an aggressive exploration program for the remainder of 2006 including an additional 20,000 meters of diamond drilling. The Phase 2 program at the Upper C Zone commenced on June 10, 2006 and will involve 30 to 40 drill holes. We will also be testing several other high priority targets including the B Zone, Moran Heights and Croteau Lake. Dozens of radiometric anomalies from the 2005 airborne survey remain to be ground proofed and we intend to use at least three crews to carry out this follow up work which will help define additional drill targets.

Recent Developments

On May 1, 2006, we entered into an option agreement with Rubicon Minerals to earn a 60% interest in the Golden Promise project. The Golden Promise claims are contiguous with those of our South Golden Promise Property. In order to earn our interest, we must spend $4.0 million over four years (including $750,000 in the first year), issue shares totaling 80,000 (including 20,000 shares in the first yar) and make underlying property payments. The budget for the first year after vesting will be capped at $3.0 million unless increased by mutual consent.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following contains forward-looking statements relating to revenues, expenditures and sufficiency of capital resources. Actual results may differ from those projected in the forward-looking statements for a number of reasons, including those described in this Registration Statement.

Our financial statements have been prepared in accordance with Canadian GAAP and reconciled to US GAAP. We are a Canadian company and therefore our financial statements have been prepared in Canadian dollars.

Audited financial statements for the fiscal years ended April 30, 2005, April 30, 2004 and April 30, 2003 respectively are included in this Registration Statement.

Overview

We are a mineral exploration company engaged in the acquisition and exploration of mineral properties (primarily base and precious metals). We do not have any producing mineral properties at this time. Our business is presently focused on the exploration and evaluation of various mineral deposits in the Province of Newfoundland and Labrador, Canada.

We entered into option-JV agreements with Rubicon Minerals Corporation to acquire a 60% interest in up to 2,515 mineral claims in the Botwood Basin area of Central Newfoundland. The agreements cover three separate land packages known as “South Golden Promise”, “Wings-Point Titan” and “Glenwood Break”. We can acquire a 60% interest in the properties by issuing up to 1,200,000 shares (400,000 for each property) and by incurring aggregate exploration expenditures of $5,250,000 within a four year period. On September 7th, 2005, we terminated the Wings Point – Titan option and on September 22nd, 2005 we terminated the option on the Glenwood Break property.

In September 2004 we entered into a letter of intent with the Liaoning Non-ferrous Geological Bureau in China for a formal Co-operative Joint Venture Contract of the Beigou Gold Project and in December 2004 we completed a formal Co-operative Joint Venture Contract with the Bureau. The original contract was amended and restated on April 18, 2005. We have now decided to abandon our efforts with respect to the Beigou Gold Project and to concentrate and enhance all of our efforts on our properties in Newfoundland & Labrador. We are making efforts to option or secure a finder’s fee for the rights to the Beigou Gold Project from interested parties.

In October 2004 we entered into an agreement with a private individual for an option to acquire a 90% interest (subject to a 2% NSR and a 10% carried interest to the vendor) in the Moran Lake Property in Central Labrador and on March 1, 2005 we staked another 381 claims north of Moran Lake Property, known as Moran Heights. The amended and restated Moran Lake option agreement calls for exploration expenditures of $3,000,000 ($338,500 of exploration work had been carried out as of April 30, 2005), the issuance of 1,600,000 (600,000 issued in the first year) common shares, and cash payments of $575,000 ($100,000 paid in the first year) to the vendor over a five-year term. The agreement also requires completion of a bankable feasibility study for the commencement of commercial production on the property within 24 months of completion of the aforementioned obligations.

During the fiscal year ended April 30, 2005 we raised $6,818,624 through the sale of equity securities, and in fiscal 2004 we raised $1,941,715. We raised $100,000 through the sale of equity securities during the fiscal year ended April 30, 2003. Subsequent to the fiscal year ended April 30, 2005, on November 3, 2005 we raised $11,182,000 through the sale of equity securities by way of a private placement.

Operating Results

Results of Operations for the years ended April 30, 2005, April 30, 2004 and April 30, 2003

This review of the results of operations should be read in conjunction with our audited financial statements for the years ended April 30, 2005, April 30, 2004 and April 30, 2003.

Financial Results

For the year ended April 30, 2005, we incurred a net loss of $645,386 ($0.03 per share) compared to a net loss of $951,291 ($0.09 per share) for the year ended April 30, 2004. We had no operating revenue during fiscal 2005 and 2004. Interest income of $20,803 and management income of $12,000 were recorded during fiscal 2005. There was no interest or management income during fiscal 2004. Our operating expenses for fiscal 2005 were $1,243,921 compared to $951,291for fiscal 2004. ; 2003 - $88,896). During fiscal 2005 we wrote off two mineral properties totaling $188,988 (2004 - $Nil. Due to a change in our accounting policy regarding the flow through expenditures renunciation, we recorded $754,720 future income tax recovery in the fiscal year ended April 30, 2005.

Increased financing and property acquisition activities were the main cause of increasing general and administrative expenses. In the year ended April 30, 2005, consulting fees were $182,227 (2004 - $57,062); management fees were $158,931 (2004 - $90,833); investor relations services were $120,880 (2004 - $95,842); interest and financing was $1,610 (2004 - $85,975); office and miscellaneous expenses, including rent, were $147,480 (2004 - $32,584); legal fees were $79,300 (2004 - $149,136); accounting services were $83,536 (2004 - $28,972); transfer agent and filing fees were $58,292 (2004 - $33,337); travel was $60,623 (2004 - $22,599); and stock-based compensation expenses were $316,521 (2004 - $353,887). The increase in stock-based compensation is due to the issuance of stock options during fiscal years 2005 and 2004 accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model. During the year ended April 30, 2005, we increased our corporate and financing activities and other legal matters such as acquiring new properties, hiring and appointing new officers, directors and new contractors. The additional administration, accounting and management time was required as we became more active.

For the year ended April 30, 2004, we incurred a net loss of $951,291 ($0.09 per share) compared to a net loss of $88,896 ($0.02 per share) for the year ended April 30, 2003. We had no operating revenue during fiscal 2004 and 2003. Our operating expenses for fiscal 2004 were $951,291 compared to $88,896 for fiscal 2003.

Increased financing and property acquisition activities were the main cause of increasing general and administrative expenses in fiscal 2004. In the year ended April 30, 2004, consulting fees were $57,062 (2003 - $Nil); management fees were $90,833 (2003 - $26,310); investor relations services were $95,842 (2003 - $Nil); interest and financing was $85,975 (2003 - $Nil); office and miscellaneous expenses, including rent, were $32,584 (2003 - $25,014); legal/professional fees were $149,136 (2003 - $22,447); accounting services were $28,972 (2003 - $Nil); transfer agent and filing fees were $33,337 (2003 - $14,492); travel was $22,599 (2003 - $Nil); and stock-based compensation expenses were $353,887 (2003 - $Nil). The increase in stock-based compensation in fiscal 2004 is due to the issuance of stock options accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model.

During the year ended April 30, 2003 we incurred a net loss of $88,896 ($0.02 per share), compared to a net loss of $44,163 ($0.01 per share) for the year ended April 30, 2002. Our operating expenses for fiscal 2003 were $88,896 compared to $44,163 for fiscal 2002. In the year ended April 30, 2003, management fees were $26,310 (2002 - $24,857); office and general expenses were $25,014 (2002 - $3,099; professional fees were $22,477 (2002 - $4,618) and transfer agent and filing fees were $14,492 (2002 - $11,589).

Mineral Properties

During fiscal 2005 and fiscal 2004, we incurred the following expenditures on exploration of properties as follows:

Expressed in $	April 30 2005	January 31 2005	October 31 2004	July 31 2004	April 30 2004	January 31 2004	October 31 2003	July 31 2003
Glenwood Break	93,374	29,686	126,397	98,894	61,346	22,277	55,488	297,700
Wings Point-Titan	93,338	(49,679)	42,109	136,101	29,107	64,895	41,327	35,211
South Golden Promise	68,344	55,352	87,706	84,303	25,841	(43,929)	241,839	16,833
North Paul’s Pond Gold Property	(102,169)	19,951	28,053	27,165	6,250	Nil	20,750	Nil
DJ Gold Property	(43,801)	Nil	275	1,002	35,841	6,683	Nil	Nil
Moran Lake Property	388,558	141,023	68,919	Nil	Nil	Nil	Nil	Nil
Beigou Gold Property	94,536	29,007	47,901	Nil	Nil	Nil	Nil	Nil
General	38	(1,735)	(8,498)	10,195	Nil	Nil	Nil	Nil

Total	592,219	223,605	392,862	357,660	158,385	49,926	359,404	349,744

During the fiscal year ended April 30, 2005, we received $59,568 of exploration grant assistance from the Province of Newfoundland for the Wings Point-Titan property, resulting in a negative $49,679 in exploration expenditures. In the third quarter of fiscal 2004, we received similar grant assistance from the Province of Newfoundland for the South Golden Promise property, resulting in a negative $43,929 in exploration expenditures. During the fourth quarter of fiscal 2005, we elected to terminate our options on the North Paul’s Pond Gold property and the DJ Gold property and consequently mineral properties costs of $109,878 and $79,148, respectively, were written-off, resulting in a negative $102,169 and $43,801 in exploration expenditures.

During the year ended April 30, 2004, we spent a total of $917,459 on our properties compared to $Nil incurred during 2003.

The following is the breakdown of the expenditures on each of the Botwood Basin area properties in the year ending April 30, 2004:

South Golden Promise	$240,584
Glenwood Break	$436,811
Wings Point-Titan	$170,540

As of April 30, 2004, we incurred $6,250 in exploration expenditures and issued 55,000 shares at a price of $0.25 and paid $7,000 cash for acquisition costs for the North Paul’s Pond Gold property. During the year ended April 30, 2004 we spent a total of $27,000 on exploration on the property.

As at April 30, 2004, we were still carrying out our due diligence on DJ Gold property and had spent $42,524 on the property.

Results of Operations for the nine months ended January 31, 2006 compared to January 31, 2005

Financial Results

For the nine months ended January 31, 2006, the Company incurred a net loss of $2,094,687 (loss per share - $0.05) compared to a net loss of $191,249 (loss per share - $0.01) for the same period in the prior year. The loss is comprised of the general and administrative expenses of $2,226,625 (2005 – $959,684) and write-off of the Wings Point property of $374,522, the Glenwood Break property of $884,096, the North Paul’s Pond property of $29,876 and the Beigou Gold property of $229,935. Management and interest income of $142,247 (2005 - $13,715) and income tax recoveries of $1,508,120 (2005 - $754,720) offsets the operating loss.

In the nine-month period ended January 31, 2006 compared to the same period in prior year, the Company increased its exploration, corporate and financing activities such as exploring new properties such as the Moran Lake Property, hiring and appointing new officers, directors and contractors. The additional administration, accounting and management time was required as the Company became more active. As a result, the Company’s operating expenses increased by $1,266,941 in the nine months ended January 31, 2006 compared to the same period of 2005. The major expense categories were stock-based compensation $1,017,627 (2005 - $262,622); consulting fees $191,701 (2005 - $128,850); directors fees $48,000 (2005 - $Nil); management fees $150,000 (2005 - $83,931); legal fees $112,775 (2005 - $138,875); miscellaneous property investigations $95,662 (2005 - $19,905); travel expenses $101,146 (2005 - $44,399); and office and miscellaneous expenses $186,878 (2005 - $92,989).

Mineral Properties

During the nine months ended January 31, 2006, the Company spent a total of $574,371 (2005 - $610,870) on exploration on these properties. The following is the breakdown of expenditures on each of the properties in the nine months ended January 31:

	2006	2005
South Golden Promise	$425,306	$227,361
Glenwood Break	$135,626	$254,978
Wings Point-Titan	$13,439	$128,531

As at January 31, 2006 the Company incurred $2,035,853 in exploration expenditures, issued 700,000 common shares at a price of $0.25 and paid $9,360 in cash to Rubicon for staking costs.

Liquidity and Capital Resources

Liquidity – April 30, 2005, April 30, 2004 and April 30, 2003

We had cash on hand of $4,746,707 as of April 30, 2005 (April 30, 2004 - $514,016). Including the $11,182,000 that we raised as of November 3, 2005 by the private sale of equity securities, we currently have sufficient cash resources to meet our ongoing obligations as they become due for a period of 48 months. Our working capital at April 30, 2005 was $4,512,628 (April 30, 2004 - $436,878).

We had cash on hand of $514,015 as of April 30, 2004 (April 30, 2003 - $75,327). Our working capital at April 30, 2004 was $436,878 (April 30, 2003 - $14,699).

We had cash on hand of $75,327 as of April 30, 2003 (April 30, 2002 - $14,799). Our working capital at April 30, 2003 was $14,699, compared to a working capital deficiency of $35,793 as of April 30, 2002.

We had cash on hand of $14,127,889 as of January 31, 2006. Our working capital at January 31, 2006 was $14,208,651.

Financings – Year ended April 30, 2005

During the year ended April 30, 2005, we completed five financings:

On May 31, 2004 we completed a private placement of 4,080,000 flow-through shares at a price of $0.25 per share for gross proceeds of $1,020,000. The agent received an 8% commission of the gross proceeds and 326,400 broker’s warrants exercisable into common shares at $0.25 per share for a period of 12 months. The broker’s warrants were all exercised during the year ended April 30, 2005 and provided us with another $81,600. Share issue costs of $138,896 were incurred in relation to this private placement.

On November 26, 2004 we completed a non-brokered private placement of 1,525,000 units at a price of $0.25 per unit for gross proceeds of $381,250. Each unit is comprised of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $0.30 per share until November 27, 2005. The warrants contain a forced exercise provision. As of April 30, 2005, 20,000 warrants associated with this private placement were exercised. Share issue costs of $1,410 were incurred in relation to this private placement.

On December 14, 2004, we completed a non-brokered private placement of 2,750,000 units at a price of $0.40 per unit, for gross proceeds of $1,100,000. Each unit is comprised of one flow-through common share and one half of one non-transferable share purchase warrant. Each whole warrant is exercisable until December 14, 2005, and entitles the holder to purchase one common share at a price of $0.50 per share. We paid a finder’s fee equal to 7% of the aggregate gross proceeds raised from the private placement totaling 192,500 units. Each finder’s fee unit includes one common share and one share purchase warrant with the same terms. Share issue costs of $81,385 were incurred in relation to this private placement.

On January 11, 2005 we completed a private placement of 1,000,000 units at a price of $0.30 per unit for aggregate gross proceeds of $300,000. Each unit is comprised of one common share and one non-transferable share purchase warrant. The warrant entitles the holder to acquire one common share at a price of $0.40 per share until January 11, 2006. The warrants contain a forced exercise provision. In the event that the closing price our shares exceeds $0.60 per common share for 10 consecutive trading days after the four month hold period, the exercise period of the warrants will be shortened to a period of 30 days from the date that we provide written notice to the holders of the warrants of such an early expiry. Share issue costs of $2,240 were incurred in relation to this private placement.

On March 15, 2005, we completed a private placement of 5,622,220 units at a price of $0.45 per unit for aggregate gross proceed of $2,529,999. Each unit is comprised of one common share and one half of one transferable share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $0.75 per share until March 15, 2007. We paid a commission equal to 7% of the aggregate gross proceeds raised from the private placement totalling $177,100, of which $91,210 was taken in cash and the remainder of $85,890 in 190,867 units with the same terms. Share issue costs of $273,561 were incurred in relation to this private placement. In addition, 562,222 compensation options were issued to the broker in connection with this private placement. Each compensation option is exercisable into a unit at a price of $0.50 per unit for a period of two years. Each unit consists of one common share and one half of one transferable share purchase warrant with the same terms.

Financings – Year Ended April 30, 2004

During the year ended April 30, 2004, we completed the following financings:

In September 2003, we completed a private placement of 3,000,000 Units at a price of $0.25 per Unit, of which 2,000,000 Units were flow-through Units, for aggregate gross proceeds of $750,000. Each flow-through Unit consisted of one common share and one-half of one non-transferable share purchase warrant. Each full share purchase warrant was exercisable into one common share at a price of $0.35 until September 17, 2004. Each non flow-through Unit consisted of one common share and one full non-transferable share purchase warrant. Each full share purchase warrant was exercisable into one common share at a price of $0.35 until September 17, 2004. Wolverton Securities Inc. received a cash commission of 9.5% of the gross proceeds of the private placement and 200,000 shares in payment of the corporate finance fee.

In November 2003 we completed a private placement of 200,000 Units at a price of $0.25 per unit for proceeds of $50,000. Each unit consisted of one common share and one warrant. The warrants were exercisable for one year at a price of $0.35 per share and expired on November 5, 2004.

On December 22, 2003, we completed a private placement of 467,500 units at $0.30 per unit for total proceeds of $140,250. Each unit consisted of one flow-through common share and one share purchase warrant, with each warrant entitling the holder to acquire one additional non flow-through common share until December 22, 2004 at a price of $0.45 per common share. The warrants contained a forced exercise provision, which did not occur, whereby in the event that the closing price of our listed shares exceeded $0.70 per common share for 10 consecutive trading days after the date that is 120 days after closing, the exercise period of the warrants would be shortened to a period of 30 days, commencing 7 calendar days after the 10th premium trading day. We issued 46,750 warrants with the same terms to an agent in payment of the corporate finance fee.

On January 14, 2004, we completed a private placement of 25,000 units at $0.30 per unit for total proceeds of $7,500. Each unit consisted of one flow-through common share and one share purchase warrant, with each warrant entitling the holder to acquire one additional non flow-through common share until January 14, 2005 at a price of $0.45 per common share. The warrants contained a forced exercise provision, which did not occur, whereby in the event that the closing price of our listed shares exceeded $0.70 per common share for 10 consecutive trading days after the date that is 120 days after closing, the exercise period of the warrants would be shortened to a period of 30 days, commencing 7 calendar days after the 10th premium trading day.

In March 2004, we completed a private placement of 2,078,000 Units at a price of $0.25 per Unit for aggregate gross proceeds of $519,500. Each Unit consisted of one common share and one non-transferable share purchase warrant. Each share purchase warrant was exercisable into one common share at a price of $0.35 until March 22, 2005. In the event that the closing price of our listed shares exceeded $0.70 per common share for 10 consecutive trading days, we could, on notice, accelerate the expiry date, although this did not occur. Canaccord Capital Corporation received a cash finder’s fee of 10% of the aggregate gross proceeds, 320,000 agent’s warrants exercisable into Units at a price of $0.35 per Unit until March 22 2005. In addition, Canaccord was issued 20,000 Corporate Finance Units at a price of $0.25 per Unit, each comprising of one share and one share purchase warrant, with one warrant to purchase an additional share until March 22, 2005 for a purchase price of $0.35.

In March 2004 we completed a private placement of 1,010,000 Units, at a price of $0.25 per Unit for aggregate gross proceeds of $252,000. Each Unit consisted of one common share and one non-transferable share purchase warrant. Each share purchase warrant was exercisable into one common share at a price of $0.35 until March 24, 2005. Bolder Investment Partners Ltd. acted as finder in respect of 800,000 Units and received a cash finder’s fee equal of $16,000. We also agreed to grant to Bolder finder’s warrants entitling Bolder to acquire 80,000 Units.

Financings – Year Ended April 30, 2003

During the year ended April 30, 2003, we completed the following financing:.

On February 5, 2003 we sold 2,000,000 units at a price of $0.05 per unit. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitled the holder to purchase one additional common share at a price of $0.10 expiring on February 5, 2004.

Capital Resources

Our authorized capital consists of unlimited number of common shares without par value. At April 30, 2005 we had 37,610,540 issued and outstanding common shares (April 30, 2004 – 16,899,203 issued and outstanding common shares), and at April 12, 2006 we had 58,106,323 issued and outstanding common shares.

We adopted a formal written stock option plan on December 8, 2004. Under this plan, we may grant options for up to 4,540,841 common shares to directors, employees, consultants and certain other service providers at exercise price to be determined by the Board by not less than closing market price on the date preceding the grant less 25% discount. Option shares are subject to the minimum vesting requirement, with 25% of the total number of the options granted to be released every 6 months, 12 months, 18 months and 24 months from the date of grant. The options can be granted for a maximum term of 5 years.

During the nine months ended January 31, 2006, 1,175,368 stock options were exercised, 275,000 stock options were cancelled or expired and 3,797,750 stock options were granted. As at January 31, 2006 the Company had 7,122,004 (of which 3,282,004 were exercisable) stock options outstanding at exercise prices ranging from $0.23 per share to $1.00 per share with expiry dates ranging from November 1, 2006 to January 18, 2011. Subsequent to January 31, 2006, 351,250 stock options at an exercise price of $0.25 per share, 10,000 at an exercise price of $0.28 per share, 25,000 at an exercises price of $0.45 per share, 35,188 at an exercise price of $0.50 per share, and 661,529 at an exercise price of $0.85 per share were exercised for total proceeds of $681,756. If exercised, the remaining 6,039,037 stock options would increase the Company’s available cash by $3,698,508.

As at January 31, 2006 the Company had 9,558,592 warrants outstanding ranging from an exercise price of $0.75 per share to $1.75 per share with expiry dates ranging from March 15, 2007 to November 3, 2007. Subsequent to January 31, 2006, 110,513 warrants at an exercise price of $0.75 per share were exercised for total proceeds of $82,885 and 82,139 warrants at an exercise price of $0.501.25 per share were exercised for total proceeds of $102,674. If exercised, the remaining 9,383,534 warrants would increase the Company’s available cash by $11,341,641.

Contributed surplus was $1,325,126 as at January 31, 2006 (April 30, 2005 - $606,495). The increase of $718,631 represents $1,017,627 of the fair value of the options released in the nine months ended January 31, 2006 less $351,347 of the fair value of stock options and warrants exercised. The fair value of the outstanding options and compensation options was calculated using the Black-Scholes method of valuation.

During the year ended April 30, 2005, 397,600 stock options were exercised, 316,434 stock options expired or were cancelled and a total of 3,127,222 stock options were granted). As at April 30, 2005 we had 4,774,622 stock options outstanding at exercise prices ranging from $0.23 per share to $0.50 per share with expiry dates ranging from September 17, 2005 to April 20, 2010. These stock options vest over a two-year period from the date of grant. Subsequent to April 30, 2005, 173,850 stock options at an exercise price of $0.25 per share were exercised for total proceeds of $43,462 and 50,000 options at an exercise price of $0.25 per share were cancelled. If exercised, the remaining 4,550,772 stock options would increase our available cash by $1,561,749.

As at April 30, 2005 we had 7,260,154 warrants outstanding ranging from an exercise price of $0.30 per share to $0.75 per share with expiry dates ranging from November 27, 2005 to March 15, 2007. If exercised, the outstanding 7,260,154 warrants would increase our available cash by $4,025,991.

Contributed surplus was $606,495 as at April 30, 2005 (2004 - $400,600). The increase of $205,895 represents fair value of 3,127,222 stock options granted in the fiscal year ended April 30, 2005 (including 562,222 compensation options) totaled at $316,521 and the fair value of the 326,400 broker’s warrants issued as finder’s fee during fiscal 2005 at $23,113 less the fair value of stock options, agent’s options and broker’s warrants exercised totaled $133,740. The fair value of the outstanding options, compensation options and broker’s warrants granted was calculated using the Black-Scholes method of valuation.

As at April 30, 2004 we had 2,361,434 stock options outstanding ranging from an exercise price of $0.15 per share to $0.25 per share with expiry dates ranging from May 2, 2005 to March 8, 2009. These stock options vest over a two year period from the date of grant.

As at April 30, 2004 we had 6,227,250 warrants outstanding ranging from an exercise price of $0.35 per share to $0.45 per share with expiry dates ranging from September 17, 2004 to March 24, 2005.

On September 5, 2003, 102,433 stock options were exercised at $0.15 for proceeds of $15,365. On December 5, 2003, 20,000 stock options were exercised at $0.15 for proceeds of $3,000. On March 30, 2004, 30,000 stock options were exercised at $0.12 for proceeds of $3,600.

On February 6, 2004, 2,000,000 warrants were exercised at $0.10 per share for proceeds of $200,000. We do not have any long-term debt or other obligations.

US GAAP Reconciliation

Under Canadian GAAP, it is acceptable to defer mineral property acquisition and exploration costs until a decision to abandon the property is made, it is determined that the property does not have economically recoverable reserves or that a company is unlikely to pursue exploration activities on the property. Under U.S. GAAP, mineral exploration costs are expensed until it can be proven that economically viable reserves are present on the property and a company has the ability and intention to pursue exploitation of these reserves.

Under Canadian GAAP, cash flows relating to mineral property exploration costs are reported as investing activities. For U.S. GAAP, these costs would be characterized as operating activities.

Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years. Under U.S. GAAP, only enacted rates are used in the calculation of future income taxes. This GAAP difference did not result in a difference in our financial position, results of operations or cash flows for the years ended April 30, 2005, 2004 and 2003.

We have adopted the fair value based approach to Stock Based Compensation under the provisions of CICA 3870 and SFAS No. 148. The method of adoption applied by us is permissible under both Canadian and US standards.

Off-Balance Sheet Arrangements.

Not applicable.

Contractual Obligations.

Not applicable.

Critical Accounting Policies

Our management is required to make judgments, estimates and assumptions that affect our reported amounts of assets and liabilities at the date of our financial statements and the reported amounts of revenues and expenses during the reporting period. On a regular basis, we evaluate our estimates and assumptions. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Recent Accounting Pronouncements

Costs associated with exit or disposal activities

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” (“FAS 146”). FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities, and is effective for exit or disposal activities initiated after December 31, 2002. FAS 146 nullifies Emerging Issues Task Force Issue No. 94-3 (“EITF 94-3”) Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain costs Incurred in Restructuring). The principal difference between FAS 146 and EITF 94-3 relates to the recognition of a liability for a cost associated with an exit or disposal activity. FAS 146 requires that the cost associated with an exit or disposal activity be recognized when the liability is incurred, whereas under EITF 94-3 the liability is recognized at the date of an entity’s commitment to an exit plan. This is substantially consistent with the CICA EIC Abstract 135, “Accounting for Costs Associated with Exit and Disposal Activities (including Costs Incurred in a Restructuring).” We are currently assessing the impact of FAS 146 and EIC Abstract 135 on our financial position and results of operations.

Guarantees

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, which requires certain disclosures to be made by a guarantor in its interim and annual financial statements for periods ending after December 15, 2002 about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2003. FIN 45 requires the guarantor to recognize a liability for a non-contingent component of certain guarantees; that is, it requires the recognition of a liability for the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of a guarantee at inception. This is substantially consistent with the CICA Accounting Guideline AcG-14, Disclosure of Guarantees. We do not have any guarantees under these standards.

Variable interest entities

The Financial Accounting Standards Board has published a revision to Interpretation 46 to clarify some of the provisions of FASB Interpretation No. 46, Consolidation of Variable Interest Entities, and to exempt certain entities from its requirements. The additional guidance is being issued in response to input received from constituents regarding certain issues arising in implementing Interpretation 46.

Under the new guidance, special effective date provisions apply to enterprises that have fully or partially applied Interpretation 46 prior to issuance of this revised Interpretation. Otherwise application of Interpretation 46R (or Interpretation 46) is required in financial statements of public entities that have interests in securities that are commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities, other than small business issuers, for all other types of variable interest entities is required in financial statements for periods ending after March 15, 2004. Application by small business issuers to variable interest entities other than special-purpose entities and by nonpublic entities to all types of variable interest entities is required at various dates in 2004 and 2005. In some instances enterprises have the option of applying or continuing to apply Interpretation 46 for a short period of time before applying this revised Interpretation. We do not have any interests in variable interest entities, under this standard.

Safe Harbor

Forward Looking Statements

The foregoing Operating and Financial Review and Prospects contains “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and as contemplated under the Private Securities Litigation Reform Act of 1995, including statements regarding, among other items, our business strategies, continued growth in our markets, projections, and anticipated trends in our business and the industry in which we operate. The words “believe,” “expect,” “anticipate,” “intends,” “forecast,” “project,” and similar expressions identify forward-looking statements. These forward-looking statements are based largely on our expectations and are subject to a number of risks and uncertainties, certain of which are beyond our control. We caution that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward looking statements, including, among others, the following: reduced or lack of increase in demand for our Technology, competitive pricing pressures and the level of expenses incurred in our operations. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained herein will in fact transpire or prove to be accurate.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

Directors and Senior Management

Name	Position	Age	Date of First Election or Appointment
Mark J. Morabito (1)	President and CEO Director	39	January 29, 2003 November 12, 1998
Robert (Bob) F. Weicker	Director	52	June 19, 2003
Stewart Wallis (2)	Director	61	June 19, 2003
Jay Sujir (1) (2)	Director	48	February 19, 2003
David Ying Tat Lee (2)	Director	57	February 17, 2004
Geir Liland (1)	Director and Interim Chief Financial Officer	57	June 22, 2005
Timothy Froude	Sr. Vice President, Exploration	45	March 1, 2005
Yvonne Cole	Corporate Secretary	46	March 1, 2005
Gregory R. Davis	Manager, Investor Relations	40	March 1, 2005
Dean Nawata	Investor Relations, Corporate Development	45	September 19, 2005

(1)	Member of Audit Committee
(2)	Member of Compensation Committee

We are an exploration stage junior exploration company. As such, we have historically operated without full-time employees and our corporate functions were primarily administered through private consulting companies owned by our current senior management. Our needs will be dependent upon our level of exploration programs and financial condition. As of April 1, 2006, we entered into employment agreements with Ms. Cole and Messrs. Davis and Nawata, and as of May 1, 2006, we entered into employment agreements with Mr. Morabito and Froude. See Item 6. Directors, Senior Management, and Employees – Employment Agreements.

Set forth below are brief descriptions of recent employment and business experience of our officers and directors.

Mark J. Morabito has been our President and CEO since February of 2003 and a Director since November of 1998. His business functions as President and Chief Executive Officer include strategic planning, business development, operations, financial administration, accounting, liaison with auditors-accountants-lawyers-regulatory authorities-financial community/ shareholders; and preparation/payment/organization of the expenses/taxes/activities, and reporting to the Board of Directors. He devotes 95% of his time during a typical work week to our business. He is also currently the CEO and a Director of Target. Target currently trades on the TSX Venture Exchange under the symbol “TEM”, and is currently in the process of reorganizing and reevaluating its business opportunities.

Target is not engaged, and does not plan to be engaged, in mining exploration in the same geographical areas as us, nor do we plan to pursue mining and exploration opportunities in areas in which Target operates. Mr. Morabito owns 4.48% of the issued and outstanding shares of Target. We have no formal measures in place to prevent a conflict of interest and independent directors are required to approve any transactions we complete with Target. All transactions with Target are disclosed as related party transactions and reviewed. The transactions we have completed with Target have been fair to us and to our disinterested shareholders. Target pays us a monthly fee for shared office space and administrative costs.

Mr. Morabito is also the President and CEO of a private company called Tankless Water Heater Company of Canada. Mr. Morabito successfully negotiated a Management and Royalty Agreement with Mediawave Communication Corp. which now operates the company. From 2000 to 2003 he was the General Counsel and Vice President of Corporate Affairs for Leisure Canada Inc. From 1995 to 2000 he was an Associate Lawyer for Owen Bird, Barristers and Solicitors in Vancouver, British Columbia and for Anfield Sujir Kennedy & Durno, Barristers and Solicitors also located in Vancouver, British Columbia. He received his Bachelor of Law degree from the University of Western Ontario located in London, Ontario in 1993 and his Bachelor of Arts Degree from Simon Fraser University in Vancouver, British Columbia in 1990.

Robert F. Weicker has been a member of our Board of Directors since 2003 and is currently a Director of Aberdene Mines Ltd., Andresmin Gold Corp., Family Memorials Inc., Hathor Exploration Ltd., Kernow Resources and Development Ltd., Southern Rio Resources Ltd. and Triex Minerals Inc. He is a graduate (Honors) from the University of Waterloo located in Waterloo, Ontario with a degree in Earth Science. He holds the designation of Professional Geoscientist in the province of British Columbia. He has run his own private consulting company since November of 1999 doing work in the field of geology.

C. Stewart Wallis has been a member of our Board of Directors since 2003 and is also a director of Starburst Exploration and Mining Inc. He was the Managing Director of Sundance Ventures from 1994 until 2000, at which time he joined Pincock, Allen & Holt Ltd. He was the Manager and Principal Geologist of that company until 2002 at which time he went back to Sundance Ventures. Sundance Ventures provides geological services, including evaluations and prefeasibility studies, for individuals and mining companies based throughout the world. Mr. Wallis has been the General Manager, Vancouver office, for Roscoe Postle Associates Inc. since 2003. He received his Bachelor of Science Degree in Geology from McMaster University, located in Hamilton, Canada. His professional affiliations include: Association of Professional Engineers and Geoscientists of Saskatchewan, the Association of Professional Engineers and Geoscientists of British Columbia, Wyoming Professional Geologist, Certified Professional Geologist, Fellow, Geological Association of Canada, Fellow, Society of Economic Geologists and a Member of the Canadian Institute of Mining.

Jay Sujir has been a member of our Board of Directors since 2003 and is a current director of AMI Resources Inc., Escape Group Inc., Gavwest Resources Ltd., KPS Ventures Ltd., Midasco Gold Corp., TelcoPlus Enterprises Inc., Target and UFM Ventures Ltd. He is a securities and natural resource lawyer who has experience with advising and assisting public companies. He obtained his B.A. from the University of Victoria in 1981 and obtained his LL.B. from in 1985. He has been a lawyer in the law firm of Anfield Sujir Kennedy & Durno and its predecessor firm since August 1986 and has been a partner of that firm since 1991.

David Ying Tat Lee has been a member of our Board of Directors since 2004 and is a Director of DMR Financial Corporation, which is a private company. He received his Bachelor of Arts Degree from Occidental College in Los Angeles and his Master of Arts Degree from California State University. He has operated his own consulting firm since 1999. His services include sourcing manufacturing facilities and merchandise from China, training for Chinese banks, general financial consulting for companies operating in Canada and China, real estate acquisition and donations to charitable organization.

Geir L. Liland joined our Board of Directors in June 2005 and named Interim Chief Financial Officer on May 2, 2006. He is currently a Director for Gavwest Resources Ltd., Atlas Cromwell Ltd., Target and Pacific Imperial Mines Inc. He was the Vice President, Corporate Finance for the TSX Venture Exchange from 1999 until 2002 and since that time he has been a consultant to companies listed on Canadian stock exchanges. He received his Bachelor of Arts (Economics and Commerce) from Simon Fraser University in Burnaby, British Columbia. From 1978 until 1982 he studied accounting, auditing and taxation at the Chartered Accountants Institute of British Columbia.

Timothy D.L. Froude has been our Senior Vice President, Exploration since March 2005. His business functions, as Senior Vice President, Exploration, include responsibility for overseeing all of our exploration efforts. This includes hiring additional consultants to assist in exploration efforts; planning future exploration work on our mineral properties; assessing exploration reports; and, budgeting exploration expenses. Mr. Froude reports directly to Mr. Morabito. He devotes 100% of his time during a typical work week to our business. From 2000 until 2003 he was Vice President, Exploration for Cornerstone Resources Ltd., an unrelated public company based in the province of Newfoundland and Labrador. He is a graduate of Memorial University of Newfoundland (1988) where he received a Bachelor of Science (Geology) Degree. He is an Associate Fellow of the Geological Association of Canada and a member of the Association of Professional Engineers and Geoscientists of Newfoundland.

Yvonne Anne Cole has been our Corporate Secretary since March 2005. Her business functions, as Corporate Secretary, include attending and acting as the recording secretary of all meetings of the Board, shareholders and committees of the Board; entering or causing to be entered in records kept for that purpose minutes of all proceedings; as and when instructed preparation and dissemination of all notices to shareholders, Directors, officers, auditors and members of committees of the Board; is the custodian of the stamp or mechanical device generally used for affixing our corporate seal and custodian of all books, records and instruments belonging to us, except when some other officer or agent has been appointed for that purpose; and in the future can have such other powers and duties as the Board of the chief executive officer may specify. Ms. Cole may delegate all or part of her duties as Corporate Secretary to a nominee from time to time. She devotes 100% of her time during a typical work week to our business. She received a Diploma in Applied French and English Business Economics from the Language Institute of Augsburg, Germany in 1986. From 1996 until 2004 she was employed by Quorum Capital Corp., a company representing both public and private companies. In that capacity she was responsible for regulatory and compliance filings, the preparation of quarterly and annual reports, news releases and material for annual general meetings.

Gregory R. Davis has been our Manager of Investor Relations since March 1, 2005. He completed a Mining and Engineering Technology Diploma Program in 1996 at the British Colombia Institute of Technology while employed as a Geological Technician for Canamera Geological Ltd. Mr. Davis was employed by Meridian Geoscience Ltd. and performed Promotional and Geological duties until 2003. Recently he worked for Nevsun Resources Ltd. as a Project Manager and Senior Geological Technician on site and was involved in corporate matters relating to Investor Relations. Mr. Davis’s business functions, as our Manager of Investor Relations include, the coordination of meetings with investors, advisors and analysts, consultation with the investor relations division in regards to marketing and media relations, assistance in the development and maintenance of the Company’s web site and the location of potential sources of financing. He also provides the Company with analysis and advice with respect to the financial impact of proposed capital expenditures and assists the directors, officers and management of the Company as required.

Dean Nawata has been in Investor Relations/Corporate Development for our Company since September 19, 2005. Mr. Nawata has numerous Canadian Securities Certifications and over 8 years of public company experience as a stock broker with Nesbitt Burns, Research Capital and most recently, Raymond James (formerly Goepel McDermid). During these years, he focused on the junior mining and oil and gas sectors involving various projects in Canada, the U.S., China and the former Soviet Republics. Mr. Nawata’s business functions, in Investor Relations, Corporate Development, include assisting the Company with due diligence in relation to proposed transactions, the preparation and dissemination of News Releases, the development of a market and shareholder communications program and to receive and respond to investor inquiries. He also assists the directors, officers and management when required.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with our Articles.

The Board of Directors appoints Senior Management who serve at the discretion of the Board of Directors.

No Director and/or Senior Management had been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any of the Directors or Senior Management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

Compensation

The following table sets out the compensation information for the fiscal years ended April 30, 2005, April 30, 2004 and April 30, 2003 for our directors and members of our administrative, supervisory or management bodies.

	Annual Compensation					Long Term Compensation
	Year	Salary (CDN$)	Bonus (CDN$)	Other Annual Compensation (CDN$)		Awards		Payouts
Name and Principal Position						Securities Under Options/ SARs Granted (#)		Restricted Shares Or Restricted Share Units (CDN$)	LTIP Payouts (CDN$)	All other Compen- sation (CDN$)

Mark J.Morabito President, CEO and Director	April 30/05 April 30/04 April 30/03	N/A N/A N/A	N/A N/A N/A	150,000 83,333 Nil	(1) (1)	300,000 Nil 300,000	(6)	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

Mark T. Brown, Chief Financial Officer	April 30/05 April 30/04 April 30/03	N/A N/A N/A	N/A N/A N/A	58,414 23,133 Nil	(2) (2)	Nil 100,000 Nil		N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

Stewart Wallis, Director	April 30/05 April 30/04 April 30/03	N/A N/A N/A	N/A N/A N/A	11,000 Nil Nil	(3)	100,000 150,000 Nil	(6)	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

Jay Sujir Director	April 30/05 April 30/04 April 30/03	N/A N/A N/A	N/A N/A N/A	92,322 Nil Nil	(4)	100,000 Nil 150,000	(6)	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

Robert Weicker, Director	April 30/05 April 30/04 April 30/03	N/A N/A N/A	N/A N/A N/A	1,000 Nil Nil	(5)	100,000 150,000 Nil	(6)	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

David Y.T. Lee Director	April 30/05 April 30/04 April 30/03	N/A N/A N/A	N/A N/A N/A	1,000 Nil Nil	(5)	100,000 50,000 Nil	(6)	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

(1)	Mr. Morabito’s annual compensation was paid to a private company owned and controlled by him.
(2)	Mr. Brown’s annual compensation was paid to a private company owned and controlled by him. As of May 2, 2006, Mr. Brown ceased serving as our Chief Financial Officer.
(3)	$10,000 geological consulting fees to Roscoe Postle Associates Inc., a company for which Stewart Wallis is an employee and $1,000 director’s fee paid to non-executive director.
(4)	$91,322 legal fees to Anfield Sujir Kennedy & Durno Barristers & Solicitors, a limited liability partnership of which Jay Sujir is a partner, of which $66,895 are included in share issuance costs and $1,000 director’s fee paid to non-executive director.
(5)	Directors fees paid to non-executive directors.
(6)	Stock Options granted February 4, 2005, with an exercise price of $0.45 per share and an expiration date of February 4, 2010.

During the fiscal year ended April 30, 2005, a total of 1,000,000 stock options were granted to our directors and executive officers as follows.

Name of Director or Executive Officer	% of Total Options Granted as of year ended Apr 30 2005	Number Of Options Granted	Date of Grant	Exercise Price per Share ($)	Expiry Date	Mkt. Value of Securities Underlying Options on Date of Grant ($)
Mark Morabito	6.3	300,000	Feb. 4, 2005	0.45	Feb. 4, 2010	0.445
Robert Weicker	2.1	100,000	Feb. 4, 2005	0.45	Feb. 4, 2010	0.445
Stewart Wallis	2.1	100,000	Feb. 4, 2005	0.45	Feb. 4, 2010	0.445
Jay Sujir	2.1	100,000	Feb. 4, 2005	0.45	Feb. 4, 2010	0.445
David Ying Tat Lee	2.1	100,000	Feb. 4, 2005	0.45	Feb. 4, 2010	0.445
Mark Brown	N/A	Nil	N/A	N/A	N/A	N/A
Timothy Froude	4.2	200,000	Feb. 4, 2005	0.45	Feb. 4, 2010	0.445
Yvonne Cole	2.1	100,000	Feb. 4, 2005	0.45	Feb. 4, 2010	0.445
Dehua (Daniel) Huang(1)	N/A	Nil	N/A	N/A	N/A	N/A

(1)	As of December 20, 2005, Mr. Huang was no longer an executive officer.

The following table gives certain information concerning stock option exercises during the year ended April 30, 2005 by our Senior Management and Directors. It also gives information concerning stock option values.

Aggregated Stock Options Exercises in Fiscal 2005

Fiscal Yearend Unexercised Stock Options

Fiscal Yearend Stock Option Values

Senior Management/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Number of Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of Unexercised In- the-Money Options at Fiscal Year-End Exercisable/ Unexercisable
Mark Morabito	N/A	N/A	300,000 / 300,000	$72,000 / $12,000
Robert Weicker	N/A	N/A	112,500 / 137,500	$27,000 / $13,000
Stewart Wallis	N/A	N/A	112,500 / 137,500	$27,000 / $13,000
Jay Sujir	N/A	N/A	150,000 / 100,000	$36,000 / $4,000
David Ying Tat Lee	N/A	N/A	75,000 / 175,000	$18,000 / $22,000
Geir Liland	N/A	N/A	N/A	N/A
Timothy Froude	18,750	$2,812.50	18,750 / 237,500	$4,500 / $9,000
Mark Brown	N/A	N/A	50,000 / 50,000	$12,000 / $12,000
Yvonne Cole	N/A	N/A	0 / 100,000	Nil / $4,000
Dehua (Daniel) Huang	N/A	N/A	31,250 / 93,750	$7,500 / $22,500
Gregory R. Davis	N/A	N/A	0/100,000	Nil/$21,000

Director Compensation.

Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on our behalf other than services ordinarily required of a Director. Due to the onerous amount of work associated with currently applicable securities legislation and ongoing compliance requirements, we have instituted a modest compensation plan for the non management members of the Board of Directors commencing May 1, 2005. Under the compensation plan every director receives a monthly fee of $1,000. Directors’ fees may be deferred as appropriate based on our financial condition. We do not propose to pay or distribute any non-cash compensation during the current financial year, other than the possible grant of incentive stock options. Our Directors did not receive any other compensation for their services as a Director, including committee participation and/or special assignments.

Stock Options.

We may grant stock options to Directors, Senior Management and employees pursuant to our Amended Stock Option Plan dated December 8, 2004. During the fiscal year ended April 30, 2005 we granted stock options to purchase an aggregate of 3,127,222 common shares. During the year, stock options to purchase an aggregate of 397,600 common shares were exercised and stock options to purchase an aggregate of 316,434 common shares were cancelled.

Employment Agreements

We have entered into employment agreements with Mesrrs. Morabito, Froude, Davis and Nawata and and Ms. Cole. Pursuant to the Agreements, the Company has agreed to pay a salary of $200,000 to Mr. Morabito, $100,000 to Mr. Froude, $80,000 to Mr. Davis, $75,000 to Mr. Nawata and $55,000 to Ms. Cole. In addition, Messrs. Morabito and Froude are eligible for bonuses in amounts not to exceed $200,000 and $50,000, respectively. The bonuses are to be paid in cash quarterly and the amounts will be determined in the discretion of the Company’s compensation committee. Messrs. Davis and Nawata and Ms. Cole are also eligible for bonuses in amounts not to exceed $10,000, $5,000 and $5,000, respectively. These bonuses will be paid in cash annually and the amounts will be determined in the Company’s discretion.

The agreements with Messrs. Morabito and Froude provide that they shall be provided with employee benefits comparable to those provided by the Company from time to time to other senior executives of the Company generally. The agreements with Messrs. Morabito and Froude provide for a grant of options to purchase 1,000,000 and 100,000 common shares, respectively, upon execution of the agreement and options to purchase 500,000 and 100,000 common shares, respectively, on the first anniversary of the date of the initial grant and each anniversary thereafter. The initial options have an exercise price of $1.32 per common share and the annual options shall have an exercise price at the market price on the date they are granted. Mr. Morabito’s right to receive annual option grants is subject to the requirement that the aggregate number of incentive stock options held by Mr. Morabito at any given time not exceed 5% of the number of issued and outstanding common shares of the Company at such time.

The employment agreements require the Company to pay severance to Messrs. Morabito and Froude if it terminates their respective employment other than for “just cause” (as defined in the agreements) or if the respective employee resigns for “good reason” (as defined in the agreements). The severance payments will consist of either 24 months notice of termination or a lump sum payment equal to two times the employee’s annual salary, at the employee’s option, and continued participation in the annual option grants and benefit plans until the earliest of the expiration of the 24 month notice period and the death of the employee. Messrs. Davis and Nawata and Ms. Cole, upon termination without cause, would be entitled to two weeks’ notice or pay in lieu of notice equal to two weeks of base salary, or any combination thereof, plus an additional two weeks’ written notice or pay in lieu of notice for each completed year of service, provided that the total amount of notice or pay in lieu of notice or combination thereof does not exceed 18 weeks.

Change of Control Remuneration.

We did not have any plans or arrangements in respect of remuneration received or that may be received by our Executive Officers in Fiscal 2005 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per person.

Other Compensation.

No Senior Management/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer’s cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation.

Except for the stock option program discussed in Item 6 herein, we had no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our Directors or Senior Management.

Pension/Retirement Benefits.

No funds were set aside or accrued by us during Fiscal 2005 to provide pension, retirement or similar benefits for Directors or Senior Management.

Board of Director Committees.

We have an Audit Committee, which recommends to the Board of Directors the engagement of our independent auditors and reviews with the independent auditors the scope and results of our audits, our internal accounting controls, and the professional services furnished to us by our independent auditors. The current members of our Audit Committee are: Mark J. Morabito, Jay Sujir and Geir Liland.

Compensation Committee

We have established a Compensation Committee, which currently consists of Stewart Wallis, Jay Sujir and David Lee. The mandate established for the Compensation Committee is for the purposes of:

1.	considering appropriate levels of compensation for the directors and officers and making recommendations to the Board as to the remuneration and other compensation to be provided to the directors, the president and the other officers of Crosshair Exploration & Mining Corp.;

2.	reviewing personnel policies and benefit plans available to employees and making recommendations to the Board of Directors; and

3.	carrying out periodic performance assessments of the President.

Employees

As of May 31, 2006, we had fourteen employees throughout the Company.

Share Ownership

The following table lists, as of May 31, 2006, and based on our currently issued and outstanding capital of 58,585,420 common shares, Directors and Senior Management who beneficially own our voting securities, consisting solely of common shares and the amount of our voting securities owned by the Directors and Senior Management as a group.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Mark J. Morabito (1)	1,970,258	3.36%
Common	Robert Weicker (2)	285,000	0.49%
Common	Stewart Wallis (3)	310,000	0.53%
Common	Jay Sujir (4)	250,000	0.43%
Common	David Lee (5)	275,000	0.47%
Common	Geir Liland (6)	350,000	0.60%
Common	Timothy Froude (7)	583,650	1.00%
Common	Yvonne Cole (8)	200,000	0.34%
Common	Gregory R. Davis (9)	179,000	0.31%
Common	Dean Nawata (10)	150,000	0.26%

(1)	Of these shares, 1,000,000 common shares are represented by outstanding share purchase options.
(2)	Of these shares, 275,000 common shares are represented by outstanding share purchase options.
(3)	Of these shares, 350,000 common shares are represented by outstanding share purchase options.
(4)	Of these shares, 250,000 common shares are represented by outstanding share purchase options.
(5)	Of these shares, 250,000 common shares are represented by outstanding share purchase options.
(6)	Of these shares, 200,000 common shares are represented by outstanding share purchase options.
(7)	Of these shares, 437,500 common shares are represented by outstanding share purchase options.
(8)	Of these shares, 200,000 are represented by outstanding share purchase options.
(9)	Of these shares, 165,000 are represented by outstanding share purchase options.
(10)	Of these shares, 150,000 are represented by outstanding share purchase options.

Stock Options

The terms of incentive options granted by us are done in accordance with the rules and policies of the TSX Exchange and the British Columbia Securities Commission, which rules include the maximum number of common shares under option, the exercise price and expiry date of such options and any amendments thereto. We adopted a formal written stock option plan on July 26, 2004, which was subsequently amended on December 8, 2004.

The names and titles of our Directors and Executive Officers to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in the following table as of May 31, 2006, which also includes the number of options granted to independent contractors.

Name	Number of Shares of Common Stock	Exercise Price ($)	Grant Date	Expiration Date
Officers/Directors:

Mark J. Morabito	300,000	0.25	02/18/2003	02/18/2008
	300,000	0.45	02/04/2005	02/04/2010
	400,000	1.00	01/18/2006	01/18/2011
	1,000,000	1.32	05/01/2006	05/01/2011

Robert Weicker	75,000	0.25	01/21/2004	01/21/2009
	100,000	0.45	02/04/2005	02/04/2009
	100,000	1.00	01/18/2006	01/18/2011

Stewart Wallis	25,000	0.25	06/19/2003	06/19/2008
	75,000	0.25	01/21/2004	01/21/2009
	100,000	0.45	02/04/2005	02/04/2009
	100,000	1.00	01/18/2006	01/18/2011

Jay Sujir	50,000	0.25	02/18/2003	02/18/2008
	100,000	0.45	02/04/2005	02/04/2009
	100,000	1.00	01/18/2006	01/18/2011

David Lee	50,000	0.25	02/17/2004	02/17/2009
	100,000	0.45	02/04/2005	02/04/2010
	100,000	1.00	01/18/2006	01/18/2011

Geir Liland	100,000	0.45	06/14/2005	06/14/2010
	100,000	1.00	01/18/2006	01/18/2011
	150,000	1.32	05/24/2006	05/24/2011

Timothy Froude	37,500	0.25	03/08/2004	03/08/2009
	200,000	0.45	02/04/2005	02/04/2010
	100,000	1.00	01/18/2006	01/18/2011
	100,000	1.32	05/24/2006	05/24/2011

Yvonne Cole	100,000	0.45	02/04/2005	02/04/2010
	100,000	1.00	01/18/2006	01/18/2011

Gregory R. Davis	65,000	0.28	12/01/2004	12/01/2009
	100,000	1.00	01/18/2006	01/18/2011

Dean Nawata	150,000	0.58	09/19/2005	09/19/2010

Consultants / Employees	2,500	0.25	05/25/2004	05/25/2009
	50,000	0.25	06/17/2004	06/17/2009
	200,000	0.23	11/01/2004	11/01/2006
	100,000	0.25	11/10/2004	11/10/2009
	100,000	0.28	12/03/2004	12/03/2009
	25,000	0.28	01/12/2005	01/12/2010
	100,000	0.45	02/04/2005	02/04/2010
	50,000	0.45	04/20/2005	04/20/2010
	100,000	0.45	09/14/2005	09/14/2010
	150,000	0.66	09/26/2005	09/26/2010
	200,000	0.64	11/14/2005	11/14/2010
	100,000	0.90	01/03/2006	01/03/2011
	200,000	0.90	01/05/2006	01/05/2011
	100,000	1.00	01/18/2006	01/18/2011
	100,000	1.32	04/18/2006	04/18/2011
	400,000	1.32	04/24/2006	04/24/2011
	450,000	1.32	05/01/2006	05/01/2011
	350,000	1.32	05/24/2006	05/24/2011

Total Officers and Directors

4,377,500

Total Consultants/Employees

2,777,500

Total

7,155,000

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

We are not, directly or indirectly, owned or controlled by another corporation or by any foreign government, or by any other natural or legal person.

As of the date of this registration statement, the aggregate number of shares of common stock beneficially owned, directly or indirectly, by the directors and senior officers as a group is 4,208,058 common shares, representing 15.13% of our total issued and outstanding common shares. “Beneficial ownership” means sole or shared power to vote or direct the voting of the common shares, or the sole or shared power to dispose, or direct a disposition, of the common shares. More than one person may be deemed to have beneficial ownership of the same securities.

All of our shares, both issued and unissued, are common shares of the same class and rank equally as to dividends, voting powers and participation of powers. Accordingly, there are no special voting powers held by our major shareholders.

Major Shareholders

To the knowledge of management, other than the entities listed below, no person beneficially owns 5% or more of our issued and outstanding common stock:

Name	Number of Common Shares		Percentage(1)
David W. Tice & Associates, LLC	4,901,200	(2)	8.4%
John Burbank	5,432,500	(3)	9.3
Goodman & Company	6,607,400	(4)	11.3

(1)	Based on 58,585,420 Common Shares outstanding as of May 31, 2006.
(2)	This information is based on a Schedule 13G filed with the Securities and Exchange Commission on February 8, 2006, by David W. Tice & Associates, LLC and Prudent Bear Funds, Inc.
(3)	This information is based on a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2006 (and apparently refiled on February 15, 2006), by Passport Master Fund, LP, Passport Master Fund II, LP, Passport Holdings, LLC, Passport Management, LLC, Passport Capital, LLC and John Burbank.
(4)	This information is based on a Schedule 13G filed with the Securities and Exchange Commission on March 10, 2006, by Goodman & Company as investment counsel and portfolio manager to various mutual funds and other clients. The shares listed in the table include 1,087,500 common shares underlying warrants.

Significant Changes in Major Shareholders’ Holdings.

Not applicable.

Different Voting Rights.

Our major shareholders do not have different voting rights.

Canadian Share Ownership.

On April 30, 2005, our shareholders list showed 37,516,340 common shares outstanding with 363 registered shareholders. Based on our NOBO list from our last annual meeting of shareholders, the indirect holding by depository institutions and other financial institutions is estimated as 268 holders of record resident in Canada, holding an aggregate of 35,417,907 common shares; 64 holders of record resident in the United States, holding an aggregate of 1,611,597 common shares; and 31 holders of record resident elsewhere holding an aggregate of 486,836 common shares.

Control of the Company

We are a publicly owned Canadian corporation, with shareholders in Canada, the United States and other foreign jurisdictions. We are not controlled by any foreign government or other person.

Change of Control of Company Arrangements

Not applicable.

Related Party Transactions

Other than as disclosed below, for the years ended April 30, 2004 and 2005, and the period from May 1, 2005 to January 31, 2006, we have not entered into any transactions or loans between us and any: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, us; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of us that gives them significant influence over us, and close members of any such individuals’ family; (d) key management personnel and close members of such individuals’ families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

1.	We had an oral agreement with MJM Consulting, a private consulting company owned and controlled by Mark Morabito. Pursuant to this agreement MJM Consulting provided management services, including the services of Mr. Morabito, for which we paid MJM Consulting fees billed on an hourly basis. We paid management fees directly to MJM Consulting in the amount of $150,000, $ 150,000 and $33,333 for the period of May 1, 2005 through January 31, 2006, Fiscal 2005 and Fiscal 2004, respectively. As of May 1, 2006, we terminated our agreement with MJM Consulting and hired Mr. Morabito as our President and Chief Executive Officer.

2.	We had an oral agreement with Pacific Opportunity, a private company owned and controlled by Mark Brown and his family. Pursuant to this agreement, Pacific Opportunity provided services, including the services of Mr. Brown, handling our day-to-day accounting, payments and financial reporting. All fees incurred for Mr. Brown’s services were paid directly to Pacific Opportunity. We paid fees to Pacific Opportunity in the amount of $51,959, $58,414 and $23,133 for the period of May 1, 2005 through January 31, 2006, Fiscal 2005 and Fiscal 2004, respectively. As of May 2, 2006, we terminated this agreement with Pacific Opportunity.

3.	We engaged the services of Anfield Sujir Kennedy & Durno Barristers & Solicitors for legal services relating to securities matters. One of our directors, Jay Sujir, is a partner of Anfield Sujir Kennedy & Durno. We paid fees directly to Anfield Sujir Kennedy & Durno in the amount of $70,907, $91,322 and $31,403 for the period of May 1, 2005 through January 31, 2006, Fiscal 2005 and Fiscal 2004, respectively. We currently expect to continue to utilize the legal services of Anfield Sujir Kennedy & Durno.

4.	Until May 1, 2006, we paid Mr. Froude’s private consulting company management fees of $350 per day. As of May 1, 2006, we hired Mr. Froude as our Senior Vice President, Exploration.

5.	Until May 1, 2006, we paid Ms. Cole’s private consulting company management fees of $4,583 per month. As of May 1, 2006, we hired Ms. Cole as our Corporate Secretary.

6.	Until May 1, 2006, we paid Mr. Davis’ private consulting company management fees of $5,000 per month. As of May 1, 2006, we hired Mr. Davis as our Manager of Corporate Development.

7.	Until May 1, 2006, we paid Mr. Nawata’s private consulting company management fees of $6,250 per month. As of May 1, 2006, we hired Mr. Nawata as our Manager of Investor Relations.

8.	During the years ended April 30, 2005 and 2004, we received $12,000 and $0 from Target, of which Mr. Morabito is chief executive officer and director, as reimbursement for Target’s proportionate share of expenses incurred by the Company relating to accounting services and rent. At April 30, 2005, $3,210 is owed from this party.

We believe that the terms of these transactions were incurred in the normal course of operations and are equivalent or more favorable than terms we would be able to negotiate in arms-length transactions with unaffiliated parties.

Accounting Fees

We paid accounting fees of $83,536 during Fiscal 2005 and $28,972 during Fiscal 2004 to Davidson and Company and Pacific Opportunity Capital Ltd.

Shareholder Loans

Not applicable.

Amounts Owing to Senior Management/Directors

There is no money owing to members of senior management or members of the Board of Directors, other than regular management fees or as above. We are owed no money by any members of our senior management.

There have been no transactions since April 30, 2005, or proposed transactions, which have materially affected or will materially affect us in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

Statements and Other Financial Information

Our financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

See our audited financial statements for the fiscal years ended April 30, 2005, April 30, 2004 and April 30, 2003 and our interim financial statements for the nine months ended January 31, 2006 attached hereto.

Dividend Policy

We have not declared or paid any cash dividends on its capital stock. We do not currently expect to pay cash dividends in the foreseeable future.

Legal/Arbitration Proceedings

There are no material, active or pending, legal proceedings against us; nor are we involved as a plaintiff in any material proceeding or pending litigation.

Our Directors and the management know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Issuer.

Significant Changes

There have been no significant changes since the date of our annual financial statements or since the date of our most recent interim financial statements.

ITEM 9. THE OFFER AND LISTING

Common Share Trading Information

The following table lists the high and low prices for our common shares on the TSX Venture Exchange for the last eleven months, fiscal quarters for the last two completed fiscal years, and the last five fiscal year ends.

Period	High	Low
Month ended May 31, 2006	$1.69	$1.26
Month ended April 30, 2006	$1.70	$1.29
Month ended March 31, 2006	$1.80	$1.13
Month ended February 28, 2006	$1.30	$1.05
Month ended January 31, 2006	$1.48	$0.78
Month ended December 31, 2005	$1.12	$0.80
Month ended November 30, 2005	$0.93	$0.70
Month ended October 31, 2005	$0.96	$0.68
Month ended September 30, 2005	$0.87	$0.37
Month ended August 31, 2005	$0.43	$0.32
Month ended July 31, 2005	$0.45	$0.36
Month ended June 30, 2005	$0.46	$0.36
Month ended May 31, 2005	$0.50	$0.31

Fiscal quarter ended January 31, 2006	$1.40	$0.70
Fiscal quarter ended October 31, 2005	$0.96	$0.32
Fiscal quarter ended July 31, 2005	$0.59	$0.31
Fiscal quarter ended April 30, 2005	$0.92	$0.39
Fiscal quarter ended January 31, 2005	$0.44	$0.22
Fiscal quarter ended October 31, 2004	$0.22	$0.15
Fiscal quarter ended July 31, 2004	$0.24	$0.19
Fiscal quarter ended April 30, 2004	$0.29	$0.23
Fiscal quarter ended January 31, 2004	$0.39	$0.26
Fiscal quarter ended October 31, 2003	$0.37	$0.26
Fiscal quarter ended July 31, 2003	$0.27	$0.20

Fiscal year ended April 30, 2005	$0.92	$0.13
Fiscal year ended April 30, 2004	$0.33	$0.24
Fiscal year ended April 30, 2003	$0.15	$0.09
Fiscal year ended April 30, 2002	$0.11	$0.07
Fiscal year ended April 30, 2001	$0.21	$0.14

Common Share Description

Our authorized share capital consists of an unlimited number of common shares without par value. All of our authorized common shares are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.

Holders of common shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon our liquidation, dissolution or winding up, holders of common shares are entitled to receive pro rata our assets, if any, remaining after payments of all debts and liabilities.

Some of the holders of our common shares acquired them on a flow-through basis. This means that 100% of the funds received such flow-through common shares are applied toward our exploration costs, rather any other business expenses. Individuals who acquire flow-through common shares can deduct 100% of the funds invested on such shares from their reported income under Canadian tax law.

Shares acquired on a flow-through basis trade at the same price and under the same symbol as the rest of our common shares in spite of the fact that the holders acquired additional benefits.

The taxable benefits attached to flow-through shares are available only to individuals who pay income tax in Canada. Residents of the United States who do not pay any income tax in Canada would not obtain any benefits if they were to purchase flow-through shares in our capital stock rather than non-flow-through shares.

No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Business Corporations Act (British Columbia). Unless the Act or our Articles otherwise provide, any action to be taken by a resolution of the shareholders may be taken by an ordinary resolution, being approved by a vote of a majority of the votes cast in respect of the matter at the shareholders’ meeting.

There are no restrictions on the repurchase or redemption of our common shares while there is any arrearage in the payment of dividends or sinking fund installments.

Convertible Securities / Warrants

The following table lists, as of May 31, 2006, the share purchase warrants outstanding. As of April 30, 2005, we were aware of 73 holders of our 7,260,154 share purchase warrants, 56 of whom were resident in Canada, 10 holders were offshore and 7 holders were resident in the United States. These warrants were issued in conjunction with six private placements and the purchase of a total of 16,977,220 common shares.

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued		Number of Share Purchase Warrants Still Outstanding		Year #1	Year #2	Expiration Date of Share Purchase Warrants
December 14, 2004	1,375,000		Nil	(5)	$0.50	n/a	December 14, 2005
December 14, 2004	192,500	(2)	Nil	(5)	$0.50	n/a	December 14, 2005
January 11, 2005	1,000,000		Nil	(5)	$0.40	n/a	January 11, 2006
March 15, 2005	2,811,110		2,610,277		$0.75	$0.75	March 15, 2007
March 15, 2005	376,544	(1)	22,693		$0.75	$0.75	March 15, 2007
March 15, 2005	562,222	(3)	215,866		$0.50	$0.50	March 15, 2007
November 3, 2005	2,000,000		2,000,000		$1.75	$1.75	November 3, 2007
November 3, 2005	4,488,750		4,444,111		$1.25	$1.25	November 3, 2007
November 3, 2005	402,741	(4)	201,370		$1.25	$1.25	November 3, 2007
November 3, 2005	1,297,750	(1)	547,007		$0.85	$0.85	November 3, 2007

(1)	Agent Options/Warrants
(2)	Finder Warrants
(3)	Agent Options
(4)	Broker commission.
(5)	These warrants were all exercised.

Markets

Our common shares are listed on the TSX Venture Exchange under the trading symbol “CXX.” There are currently no restrictions on the transferability of these shares under Canadian securities laws.

As a foreign private issuer, our officers, directors and ten percent beneficial owners we will not be subject to the reporting obligations of the proxy rules of Section 14 of the Securities Exchange Act of 1934 or the insider short-swing profit rules of Section 16 of the Securities Exchange Act of 1934.

ITEM 10. ADDITIONAL INFORMATION

Share Capital

Not applicable.

Authorized/Issued Capital.

Our authorized share capital consists of an unlimited number of common shares without par value. On January 31, 2006, there were 56,830,704 and on May 31, 2006, there were 58,585,420 common shares issued and outstanding.

During the last five years, less than 10% of the capital has been “paid for” with assets other than cash. During the fiscal year ended April 30, 2000, 416,041 common shares were issued in payment of debt; 133,333 common shares were issued in payment of a mineral property; and, 437,500 common shares were issued in the category of performance shares. During the fiscal year ended April 30, 2001, 50,000 common shares were issued in conjunction with property acquisitions; 328,078 common shares were issued for debt settlement; and, 12,764 common shares were issued as a loan bonus. During the fiscal year ended April 30, 2003, 429,351 common shares were issued for debt settlement. During the fiscal year ended April 30, 2004, 220,000 common shares were issued as a finder’s fee; 315,748 common shares were issued as bonus shares; and, 355,000 common shares were issued in payment for mineral properties. During the fiscal year ended April 30, 2005, 940,000 common shares were issued in payment for mineral properties.

Resolutions/Authorizations/Approvals

Not applicable.

Memorandum and Articles of Association

We were incorporated on September 2, 1966 under Certificate of Incorporation No. BC0070974 issued by the Registrar of Companies on registration of our Memorandum and Articles under the Company Act (British Columbia), which has now been replaced by the Business Corporations Act (British Columbia). Under the Business Corporations Act (British Columbia) we are permitted to conduct any lawful business that we are not restricted from conducting by our memorandum and articles, neither of which contain any restriction on the business we may conduct. We completed our transition under the Business Corporations Act by filing a Transition Application in June 2004. We subsequently increased its authorized share capital from 100,000,000 common shares to an unlimited number of common shares without par value and adopted a new form of Articles pursuant to the Business Corporations Act.

A director who, in any way, directly or indirectly, is interested in a proposed contract or transaction with us must disclose in writing the nature and extent of the director’s interest at a meeting of directors and abstain from voting on approval of the matter. Our Articles permit an interested director to be counted in the quorum and the Business Corporations Act (British Columbia) provides that a director of a company is not deemed to be interested in a proposed contract or transaction merely because the proposed contract or transaction relates, among other things, to an indemnity, liability insurance or the remuneration of a director in that capacity. Hence, directors can vote compensation to themselves or any of their members. The board of directors has an unlimited power to borrow, issue debt obligations and to charge our assets, provided only that such power is exercised bona fide and in our best interests. There is no mandatory retirement age for directors. A director is not required to have any share qualification.

We have only one class of common shares, without any special rights or restrictions. The dividend entitlement of a shareholder of record is fixed at the time of declaration by the board of directors. A vested dividend entitlement does not lapse, but unclaimed dividends are subject to a statutory six year contract debts limitation. Each common share is entitled to one vote on the election of each director. There are no cumulative voting rights, in consequence of which a simple majority of votes at the annual meeting can elect all of our directors. Each common share carries with it the right to share equally with every other common share in dividends declared and in any distribution of our surplus assets after payment to creditors on any winding up, liquidation or dissolution. There are no sinking fund provisions. All common shares must be fully paid prior to issue and are thereafter subject to no further capital calls by us. There exists no discriminatory provision affecting any existing or prospective holder of common shares as a result of such shareholder owning a substantial number of shares.

Under the Business Corporations Act (British Columbia), the rights of shareholders may be changed only by the shareholders passing a special resolution approved by 2/3 of the votes cast at a general meeting of shareholders, the notice of which is accompanied by an information circular describing the proposed action and its effect on the shareholders. Shareholders representing 10% of our common shares who vote against such a resolution may apply to the Court to set aside the resolution and the Court may set aside, affirm or affirm and order us to purchase the shares of any shareholder at a price determined by the Court.

The Board of Directors must call an annual general meeting once in each calendar year and not later than 15 months after the last such meeting. The Board may call an extraordinary general meeting at any time. Notice of such meetings must be accompanied by an information circular describing the proposed business to be dealt with and making disclosures as prescribed by statute. A shareholder or shareholders having in the aggregate 5% of our issued shares may requisition a meeting and the Board is required to hold such meeting within four months of such requisition. Admission to such meetings is open to registered shareholders and their duly appointed proxies. Others may be admitted subject to the pleasure of the meeting.

Our memorandum and articles contain no limitations on the rights of non-resident or foreign shareholders to hold or exercise rights on our shares. There is no limitation at law upon the right of a non-resident to hold shares in a Canadian company.

There are no provisions in our memorandum and articles that would have an effect of delaying, deferring or preventing a change in control and that would operate only with respect to a merger, acquisition or corporate restructuring involving us or any of our subsidiaries.

There is no provision in our articles setting a threshold or requiring or governing disclosure of shareholder ownership above any level. Securities Acts, regulations and the policies and rules thereunder in the Provinces of Alberta and British Columbia, where we are a reporting company, require any person holding or having control of more than 10% of our issued shares to file insider returns disclosing such share holdings.

Material Contracts

We have entered into the following material contracts, which are currently in effect:

1.	Victoria Lake Property Agreement with Rubicon Minerals Corp. dated February 14, 2003 (attached to this Form 20-F as Exhibit 4.1) and Amending Agreements (dated April 29, 2004 and November 16, 2004) (attached to this Form 20-F as Exhibits 4.2 and 4.3, respectively), pursuant to which we acquired an option to earn a 60% interest in certain mineral licenses located in Newfoundland.

2.	Amended and Restated Moran Lake Agreement dated March 1, 2005 with Lewis Murphy (attached to this Form 20-F as Exhibit 4.4), which amends our original agreement with Lewis Murphy dated October 14, 2004. Under the terms of this agreement we have the option to earn a 90% interest in the Moran Lake Property subject to a 2% NSR.

3.	Amended and Restated Cooperative Joint Venture Contract for Mining Exploration dated April 18, 2005 with Liaoning Non-Ferrous Geological Bureau Exploration Institute (the “Bureau”) (attached to this Form 20-F as Exhibit 4.5). In September 2004, we entered into a letter of intent with the Bureau in China for a formal Co-operative Joint Venture Contract of the Beigou Gold project. The Beigou project consists of three exploration licenses located in China. These exploration licenses are owned by the Bureau and would be transferred to a Joint Venture company to be formed with the Bureau. The joint venture was formalized on December 2, 2004. This original contract was amended and restated on April 18, 2005 (the “Amended Agreement”).

4.	Loan Agreement dated August 19, 2003 with Wolverton Securities Ltd. (attached to this Form 20-F as Exhibit 4.7), whereby Wolverton Securities Ltd. loaned to us $100,000 at a rate of 10% per annum.

5.	Agency Agreement dated May 18, 2004 with Dundee Securities Corporation (“Dundee”) (attached to this Form 20-F as Exhibit 4.10), pursuant to which Dundee agreed to act as our agent to solicit offers to purchase up to 4,000,000 flow-through common shares at a price of $0.25 per flow-through share in exchange for a fee of 8% of the aggregate purchase price of the flow-through shares.

6.	Agency Agreement dated March 15, 2005 with Pacific International Securities Inc. (“Pacific International”). (attached to this Form 20-F as Exhibit 4.11), pursuant to which Pacific International agreed to act as our agent to solicit offers to purchase up to 5,444,444 units at a price of $0.45 per unit, each unit consisting of one common share and one-half of one share purchase warrant. As consideration for acting as our agent, we agreed to pay Pacific International a fee equal to 7% of the proceeds from the sales of the units

7.	Agency Agreement dated November 3, 2005 with Pacific International ( attached to this Form 20-F as Exhibit 4.12), pursuant to which Pacific International agreed to act as our agent to solicit offers to purchase up to 4,000,000 flow-through units (“FT Units”) at a price of $1.00 per FT Unit and up to 7,500,000 non-flow-through units (“Common Share Units”) at a price of $0.80 per Common Share Unit and an over-allotment option allowing Pacific International to offer for sale an additional 3,750,000 Common Share Units. As consideration for acting as our agent, we agreed to pay Pacific a fee equal to 7% of the proceeds from the sales of the FT Unit and Common Share Units.

8.	Oral Agreement with Pacific Opportunity Capital Ltd., pursuant to which Pacific Opportunity provided services to us handling day-to-day accounting, payments and financial reporting. Pacific Opportunity provides these services and bills us on an hourly basis. It is through this oral agreement that Mr. Brown served in the capacity of Chief Financial Officer. All fees paid for Mr. Brown’s services were paid directly to Pacific Opportunity, which is controlled by Mr. Brown and his family. We paid fees of $58,414 and $23,133 to Pacific Opportunity during Fiscal 2005 and Fiscal 2004, respectively. This agreement was terminated on May 2, 2006.

9.	Oral Agreement with MJM Consulting pursuant to which we obtained the services of Mark Morabito. Mr. Morabito performed the services ordinarily provided by a president and chief executive officer. All fees paid for Mr. Morabito’s services were paid directly to MJM Consulting, which is owned by Mr. Morabito. We paid fees of $83,931 and $33,383 to MJM Consulting during Fiscal 2005 and Fiscal 2004, respectively. As of May 1, 2006, we terminated our arrangement with MJM Consulting and hired Mr. Morabito as our President and Chief Executive Officer.

10.	Oral Arrangement with Anfield Sujir Kennedy & Durno Barristers & Solicitors pursuant to which we receive legal services relating to securities matters. Our director, Jay Sujir, is a partner in Anfield Sujir Kennedy & Durno. The arrangement can be terminated at any time by either party without notice. We paid fees of $91,322 and $31,403 to Anfield Sujir Kennedy & Durno during Fiscal 2005 and Fiscal 2004, respectively.

11.	Private Consulting Agreement with Timothy D.L. Froude pursuant to which Mr. Froude performed the services ordinarily provided by a Senior Vice President, Exploration. We paid fees of $93,040 and $0 to Mr. Froude during Fiscal 2005 and Fiscal 2004, respectively. As of May 1, 2006, we terminated this agreement and hired Mr. Froude as our Senior President, Exploration.

12.	Employment Agreements with Messrs. Morabito, Froude, Davis and Nawata and Ms. Cole. See Item 6. Directors, Senior Management, and Employees – Employment Agreements for a description of the terms of these agreements.

13.	Private Consulting Agreement with Yvonne Anne Cole pursuant to which Ms. Cole performed the services ordinarily provided by a Corporate Secretary. We paid fees of $12,000 and $0 to Ms. Cole during Fiscal 2005 and Fiscal 2004, respectively. As of April 1, 2006, we terminated this agreement and hired Ms. Cole as our Corporate Secretary.

14.	Private Consulting Agreement with Gregory R. Davis pursuant to which Mr. Davis performed investor relations services. We paid fees of $22,000 and $0 to Mr. Davis during Fiscal 2005 and Fiscal 2004, respectively. As of April 1, 2006, we terminated this agreement and hired Mr. Davis as our Manager of Corporate Development.

15.	Private Consulting Agreement with Dean Nawata pursuant to which Mr. Nawata performed investor relations and corporate development services. We have not paid any fees to Mr. Nawata under this agreement during Fiscal 2005 and Fiscal 2004. As of April 1, 2006, we terminated this agreement and hired Mr. Nawata as our Manager of Investor Relations.

16.	Golden Promise Property Agreement with Rubicon Minerals Corp., dated May 1, 2006 (attached to this Form 20-F as Exhibit 4.23), pursuant to which we acquired an option to earn a 60% interest in certain mineral licenses located in Newfoundland.

Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Issuer’s securities, except as discussed in ITEM 10, “Taxation” below.

Restrictions on Share Ownership by Non-Canadians: There are no limitations under the laws of Canada or in the organizing documents of the Issuer on the right of foreigners to hold or vote securities of the Issuer, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of “control” of the Issuer by a “non-Canadian”. The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Issuer. “Non-Canadian” generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

Taxation

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of our common stock for a shareholder of ours who is not a resident of Canada but is a resident of the U.S. and who will acquire and hold our common shares as capital property for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”). This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in Crosshair Exploration & Mining Corp. is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Customs & Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not, nor is it intended to provide a detailed analysis of the income tax implications of any particular shareholder’s interest. Investors are advised to obtain independent advice from a shareholder’s own Canadian and U.S. tax advisors with respect to income tax implications pertinent to their particular circumstances.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (the “Convention”).

Dividends on Common Shares and Other Income

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25 percent on dividends paid or deemed to have been paid to him or her by a corporation resident in Canada. We are responsible for withholding of tax at the source. The Convention limits the rate to 15 percent if the shareholder is a resident of the U.S. and the dividends are beneficially owned by and paid to such shareholder and to 5 percent if the shareholder is also a corporation that beneficially owns at least 10 percent of the voting stock of the payor corporation.

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid up or our stated capital had increased by reason of the payment of such dividend. We will furnish additional tax information to our shareholders in the event of such a dividend. Interest paid or deemed to be paid on our debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is a resident of the U.S. and is exempt from income tax under the laws of the U.S.

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer’s capital gain or capital loss from a disposition of a share of our common stock is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. The capital gains net of losses included in income are as follows. For gains net of losses realized before February 28, 2000, as to 75%. For gains net of losses realized after February 27, 2000 and before October 18, 2000, as to 66 2/3%. For gains net of losses realized after October 17, 2000, as to 50%. There are special transitional rules to apply capital losses against capital gains that arose in different periods. The amount by which a shareholder’s capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of “taxable Canadian property.” Shares of our common stock will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in our capital stock belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder and persons with whom the shareholder did not deal at arm’s length and in certain other circumstances.

The Convention relieves U.S. residents from liability for Canadian tax on capital gains derived on a disposition of shares unless:

(a)	the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production;

(b)	the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he or she ceased to be resident in Canada; or

(c)	the shares formed part of the business property of a “permanent establishment” that the holder has or had in Canada within the 12 months preceding the disposition.

U.S. Tax Consequences

U.S. Federal Income Tax Consequences

The following is, in our opinion after consultation with our professional advisors, a discussion of material U.S. federal income tax consequences generally applicable to a U.S. Holder (as hereinafter defined) of our common shares under current law including the American Jobs Creation Act of 2004 (the “2004 Tax Act”), signed into law on October 22, 2004. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (see “Taxation – Canadian Federal Income Tax Consequences” above). Accordingly, holders and prospective holders of our common shares are urged to consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of our common shares, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holders

As used in this Registration Statement, a “U.S. Holder” means a holder of our common shares who is a citizen or individual resident of the U.S., a corporation or partnership created or organized in or under the laws of the U.S. or of any political subdivision thereof, an entity created or organized in or under the laws of the U.S. or of any political subdivision thereof which has elected to be treated as a corporation for U.S. federal income tax purposes (under Treasury Regulation Section 301.7701-3), an estate whose income is taxable in the U.S. irrespective of source or a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of our total outstanding stock. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to U.S. persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership

Distributions on Our Common Shares

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to our common shares are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, provided that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on our common shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder that is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from us (unless we qualify as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of our voting power and value, or to a 85% deduction in limited situations provided by the 2004 Tax Act. The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on our common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of our common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 28% (for 2004) U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Recent U.S. Tax Law Changes Applicable to Individuals

Recent U.S. tax legislation (the “2003 Tax Act”) generally has reduced the rates of tax payable by individuals (as well as certain trusts and estates) on many items of income. Under the 2003 Tax Act, the marginal tax rates applicable to ordinary income generally have been lowered effective January 1, 2003. In addition, for capital assets held for over one year and sold or exchanged on or after May 6, 2003 but in taxable years beginning before January 1, 2009, the maximum applicable U.S. federal rate of tax generally will be 15% (rather than the higher rates of tax generally applicable to items of ordinary income). Furthermore, “qualified dividend income” received by individuals in taxable years beginning after December 31, 2002 and beginning before January 1, 2009, generally will be taxed at a maximum U.S. federal rate of 15% (rather than the higher rates of tax generally applicable to other items of ordinary income) provided certain holding period requirements are met. For this purpose, “qualified dividend income” generally includes dividends paid on stock in U.S. corporations as well as dividends paid on stock in certain non-U.S. corporations if, among other things, (i) the shares of the non-U.S. corporation (including ADRs backed by such shares) are readily tradable on an established securities market in the U.S., or (ii) the non-U.S. corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the U.S. which contains an exchange of information program. (The Convention has been identified by the U.S. Treasury as a qualifying treaty). We currently anticipate that if we were to pay any dividends with respect to our shares and ADSs, they should constitute “qualified dividend income” for U.S. federal income tax purposes and that U.S. Holders who are individuals should be entitled to the reduced rates of tax, as applicable. However, the precise extent to which dividends paid by non-U.S. corporations will constitute “qualified dividend income” and the effect of such status on the ability of a taxpayer to utilize any associated foreign tax credits is not entirely clear at present. It is anticipated that there will be administrative pronouncements concerning these provisions in the future. In the meantime, you are urged to consult your own tax adviser regarding the impact of the provisions of the 2003 Tax Act on your particular situation.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific categories of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by us will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The 2004 Tax Act eliminates the 90% limitation on the use of foreign tax credits against the alternative minimum tax for years beginning after 2004. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Our Common Shares

In general, U.S. Holders will recognize gain or loss upon the sale of our common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in our common shares. Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts. In general, gain or loss on the sale of our common shares will be long-term capital gain or loss if our common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the U.S. federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of our outstanding shares is owned, directly or indirectly (pursuant to applicable rules of constructive ownership), by five or fewer individuals who are citizens or residents of the U.S. and 60% or more of our gross income for such year is derived from certain passive sources (e.g., from certain interest and dividends), we may be treated as a “foreign personal holding company.” In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent we do not actually distribute such income. We do not believe that we currently qualify as a foreign personal holding company. However, there can be no assurance that we will not be considered a foreign personal holding company for the current taxable year. The 2004 Tax Act repeals those rules after 2004. Each U.S. Holder should consult his own tax advisor about this change of law.

Foreign Investment Company

If 50% or more of the combined voting power or total value of our outstanding shares is held, directly or indirectly, by citizens or residents of the U.S., U.S. domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by Code Section 7701(a)(31)), and we are found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that we may be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. We do not believe that we currently qualify as a foreign investment company. However, there can be no assurance that we will not be considered a foreign investment company for the current taxable year. The 2004 Tax Act repeals those rules after 2004. Each U.S. Holder should consult his own tax advisor about this change of law.

Passive Foreign Investment Company

U.S. income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. We do not believe that we are currently a PFIC and we do not expect to be a PFIC for the fiscal year ended April 30, 2005.

U.S. Holders owning shares of a PFIC are subject to a special tax and to an interest charge based on the value of deferral of U.S. tax attributable to undistributed earnings of a PFIC for the period during which the shares of the PFIC are owned. This special tax would apply to any gain realized on the disposition of shares of a PFIC. In addition, the gain is subject to U.S. federal income tax as ordinary income, taxed at top marginal rates, rather than as capital gain income. The special tax would also be payable on receipt of excess distributions (any distributions received in the current year that are in excess of 125% of the average distributions received during the 3 preceding years or, if shorter, the shareholder’s holding period). However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund (“QEF”) with respect to such shareholder’s interest therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC’s ordinary earnings and any net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of United States Federal income tax on such income inclusions. Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons.

U.S. Holders who hold, actually or constructively, marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market (a “mark-to-market election”). If such an election is made, such U.S. Holder will not be subject to the special taxation rules of PFIC described above for the taxable years for which the mark-to-market election is made. A U.S. Holder who makes such an election will include in income for the taxable year an amount equal to the excess, if any, of the fair market value of our common shares as of the close of such tax year over such U.S. Holder’s adjusted basis in such shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for our common shares included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior year but for Section 1291 interest on tax deferral rules discussed above with respect to a U.S. Holder, who has not made a timely QEF election during the year in which he holds (or is deemed to have held) our common shares and the Company is a PFIC (“Non-Electing U.S. Holder”), over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in our common shares will be increased or decreased to reflect the amount included or deducted as a result of mark-to-market election. A mark-to-market election will apply to the tax year for which the election is made and to all later tax years, unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.

The IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by a Non-Electing U.S. Holder that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases, the basis of our common shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized. A U.S. Holder who has made a timely QEF election (as discussed above) will not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder should consult a tax advisor with respect to how the PFIC rules affect their tax situation.

The PFIC and QEF election rules are complex. U.S. Holders should consult a tax advisor regarding the availability and procedure for making the QEF election as well as the applicable method for recognizing gains or earnings and profits under the foregoing rules.

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of our common shares is owned, actually or constructively, by citizens or residents of the U.S., U.S. domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by Code Section 7701(a)(31)), each of which owns, actually or constructively, 10% or more of our total combined voting power of all classes of shares entitled to vote (“U.S. Shareholder”), we would be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification could affect many complex results, one of which is the inclusion by the U.S. shareholders of certain income of a CFC which is subject to current U.S. tax. The U.S. generally taxes U.S. Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such U.S. Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares of the CFC by a U.S. Holder which is or was a U.S. Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of the CFC attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to U.S. Shareholders of the CFC. This rule generally will be effective for taxable years of U.S. Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of U.S. Shareholders. Special rules apply to U.S. Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. We do not believe that we currently qualify as a CFC. However, there can be no assurance that we will not be considered a CFC for the current or any future taxable year.

Dividends and Paying Agents

Not applicable.

Statement by Experts

Our financial statements for each of the years ended April 30, 2005, and April 30, 2004 have been audited by Davidson & Company LLP and the April 30, 2003 financial statement has been audited by Dale Matheson Carr-Hilton Labonte, included in this Registration Statement, as stated in their reports appearing herein (which reports express an unqualified opinion), and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. Effective January 1, 2004, LaBonte & Co. merged with Dale Matheson Carr-Hilton pursuant to which the name of our former principal independent accountant changed to Dale Matheson Carr-Hilton LaBonte.

Document on Display

Material contracts and publicly available corporate records may be viewed at our registered and records office located at Suite 1240, 1140 West Pender Street, Vancouver, British Columbia.

Our registration statement may be inspected and copied, including exhibits and schedules, and the reports and other information as filed with the Securities and Exchange Commission in accordance with the Securities Exchange Act of 1934 at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 100 F Street N.E., Washington, D.C. 20549. Copies of such material may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 100 F Street, NE, Washington, D.C. 20549, at prescribed rates. Information may be obtained regarding the Washington D.C. Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by contacting the Securities and Exchange Commission over the Internet at its website at http://www.sec.gov.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are a small business issuer as defined in Rule 405 of the Securities Act of 1933, and Rule 12b-2 of the Securities Exchange Act of 1934, as amended, and therefore need not provide the information requested by this item.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

We carried out an evaluation, under the supervision and with the participation of our management, including the President, and the Chief Financial Officer, of the effectiveness of the design and operation of our “disclosure controls and procedures” [as defined in the Exchange Act Rule 13a-15(e)] as of the end of the period covered by this report. Based upon that evaluation, our President and Chief Financial Officer concluded that our disclosure controls and procedures are effective in timely alerting them to material information relating to us required to be included in our periodic SEC filings, and that information is recorded, processed, summarized and reported as and when required.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

There was no change in our internal control over financial reporting that occurred during our most recently completed fiscal year ended April 30, 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B. CODE OF ETHICS

Not applicable.

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

Not applicable.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER/AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Our financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in our case, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

Auditors’ Report dated July 18, 2005

Balance Sheet at April 30, 2005, 2004 and 2003

Statement of Operations and Deficit for the years ended April 30, 2005, 2004 and 2003

Statement of Cash Flows for the years ended April 30, 2005, 2004 and 2003

Notes to the Financial Statements for the years ended April 30, 2005, 2004 and 2003

Unaudited Financial Statements

Balance Sheets at January 31, 2006 and April 30, 2005.

Statements of Operations and Deficit for the nine months ended January 31, 2006 and January 31, 2005

Statements of Cash Flows for the nine months ended January 31, 2006 and January 31, 2005

Notes to Financial Statements for the nine months ended January 31, 2006 and January 31, 2005

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

1.1*	Certificate of Incorporation dated September 2, 1966.

1.2*	Memorandum dated August 31, 1966.

1.3*	Certificate of Conversion to Public Company dated February 20, 1967

1.4*	Certificate of Name Change from Shasta Mines & Oil Ltd. (NPL) to International Shasta Resources Ltd dated February 4, 1975.

1.5*	Certificate of Name Change from International Shasta Resources Ltd. to Consolidated Shasta Resources Inc dated May 20, 1994.

1.6*	Certificate of Name Change from Consolidated Shasta Resources Inc. to Lima Gold Corporation dated November 23, 1994.

1.7*	Certificate of Name Change from Lima Gold Corporation to International Lima Resources Corp. dated September 21, 1999.

1.8*	Certificate of Name Change from International Lima Resources Corp. to Crosshair Exploration & Mining Corp. dated March 1, 2004.

1.9*	Transition Application and Notice of Articles transitioning from the former Company Act (British Columbia) to the Business Corporations Act (British Columbia) dated June 1, 2004.

1.10*	Notice of Alteration removing the Pre-Existing Company Provisions filed September 30, 2004.

1.11*	Notice of Alteration increasing the authorized share capital from 100,000,000 common shares to an unlimited number of common shares filed March 11, 2005.

1.12*	New Articles - 2004

2.1*	Specimen Common Share certificate.

2.2*	Sample of Warrant Terms and Conditions.

4.1*	Victoria Lake Property Agreement between Rubicon Minerals Corp. and Crosshair Exploration and Mining Corp. dated February 14, 2003. (This agreement is in relation to the South Golden Promise Property)

4.2*	1st Amended Agreement with Rubicon Minerals Corp. regarding Victoria Lake Property dated April 29, 2004. (This agreement relates to the South Golden Promise Property)

4.3*	2nd Amended Agreement with Rubicon Minerals Corp. regarding Victoria Lake Property dated November 16, 2004. (This agreement relates to the South Golden Promise Property)

4.4*	Amended and Restated Moran Lake Agreement between Lewis Murphy and Crosshair Exploration & Mining Corp. dated March 1, 2005.

4.5*	Amended and Restated Cooperative Joint Venture Contract for Mining Exploration between Liaoning Non-Ferrous Geological Bureau Exploration Institute and Crosshair Exploration and Mining Corp. dated May 25, 2005.

4.7*	Loan Agreement between Wolverton Securities Ltd. and International Lima Resources Corp. dated August 19, 2003.

4.8*	Stock Option Plan dated December 8, 2004.

4.9*	Sample Stock Option Grant Agreement.

4.10*	Agency Agreement between Dundee Securities Corporation and Crosshair Exploration & Mining Corp. with respect to a private placement of 4,000,000 flow-through common shares at a price of $0.25 per flow-through share dated May 18, 2004.

4.11*	Agency Agreement between Pacific International Securities Inc. and Crosshair Exploration & Mining Corp. with respect to a private placement of 5,444,444 units at a price of $0.45 per unit, each unit consisting of one common share and one-half of one share purchase warrant, dated March 15, 2005.

4.12*	Agency Agreement between Pacific International Securities Inc. and Crosshair Exploration & Mining Corp. with respect to a private placement of to 4,000,000 flow-through units (“FT Units”) at a price of $1.00 per FT Unit and up to 7,500,000 non-flow-through units (“Common Share Units”) at a price of $0.80 per Common Share Unit, dated November 3, 2005.

4.13*	Subscription Agreement (CDN and Non-US subscribers) Sample.

4.14*	Subscription Agreement (Flow-through) Sample.

4.15*	Subscription Agreement (US) Sample.

4.16*	Consulting Agreement (Long Form) Sample.

4.17*	Consulting Agreement (Short Form) Sample.

4.18	Employment Agreement with Mark J. Morabito dated May 1, 2006.

4.19	Employment Agreement with Timothy Froude dated May 1, 2006.

4.20	Employment Agreement with Yvonne Cole dated April 1, 2006.

4.21	Employment Agreement with Gregory Davis dated April 1, 2006.

4.22	Employment Agreement with Dean Nawata dated April 1, 2006.

4.23	Golden Promise Property Agreement between Rubicon Minerals Corporation and Crosshair Exploration & Mining Corp., dated May 1, 2006.

10.1	Consent of Davidson & Company LLP.

10.2	Consent of Dale Matheson Carr Hilton Labonte, Chartered Accountants.

*	Previously filed.

GLOSSARY OF GEOLOGICAL TERMS

The following is a glossary of certain geological terms used in this Form 20-F Registration Statement:

Anomalous means having a geochemical or geophysical character which deviates from regularity.

Anticline means a fold with strata sloping downward on both sides from a common crest.

Archean means of or relating to the oldest known rocks, those of the Precambrian Eon, that are predominantly igneous in composition.

Argillite means rock that is made up of clay or silt particles, especially a hardened mudstone.

Basalt means a hard, dense, dark volcanic rock composed chiefly of plagioclase, pyroxene, and olivine, and often having a glassy appearance.

Breccia means fragmental rock whose components are angular and, therefore, as distinguished from conglomerates, are not water worn. May be sedimentary or formed by crushing or grinding along faults.

Carbonaceous means relating to or consisting of or yielding carbon.

Chert means variety of silica containing microcrystalline quartz.

Claim means the area that confers mineral exploration/exploitation rights to the registered (mineral/mining) holder under the laws of the governing jurisdiction.

Clastic means a sedimentary rock composed of fragments from pre-existing rock.

Conglomerate means a composite rock made up of particles of varying size.

Contiguous means adjacent.

Devonian means of or belonging to the geologic time, system of rocks, or sedimentary deposits of the fourth period of the Paleozoic Era.

Diamond Drill means a type of rotary drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock which is recovered in long cylindrical sections, an inch or more in diameter.

Dolomite means a magnesia-rich sedimentary rock resembling limestone.

Dolostone means a sedimentary rock composed primarily of dolomite, a mineral made up of calcium, magnesium, carbon, and oxygen.

Fault means a fracture in a rock along which there has been relative movement between the two sides either vertically or horizontally.

Foliation means the layered structure common to metamorphic rocks.

Fracture means breaks in rocks due to intensive folding or faulting.

Gabbro means a usually coarse-grained igneous rock composed chiefly of calcic plagioclase and pyroxene.

Galena means a soft blue-gray mineral; a major source of lead.

Geological means pertaining to geology, the study of the planet earth – the materials of which it is made, the processes that act on these materials, the products formed, and the history of the planet and its life forms since its origin.

Geochemical means the chemistry of the composition and alterations of the solid matter of the earth or a celestial body.

Geophysics means the study of the earth by quantitative physical methods.

Gneisses means a banded or foliated metamorphic rock, usually of the same composition as granite.

Granite means plutonic igneous rock having visibly crystalline texture; generally composed of feldspar and mica and quartz.

Graphitic means pertaining to, containing, derived from, or resembling, graphite.

Greywacke means a variety of sandstone generally characterized by its hardness, dark color, and poorly-sorted, angular grains of quartz, feldspar, and small rock fragments set in a compact, clay-fine matrix.

Hematite means an iron ore that is a natural iron oxide that is reddish or brown in colour.

Host means a rock or mineral that is older than rocks or minerals introduced into it.

Intrusion means a rock formed by having moved while in a molten state into pre-existing rocks.

Limestone means a sedimentary rock consisting mainly of calcium that was deposited by the remains of marine animals.

Mafic means relating to or being a dark-coloured igneous group of minerals that have high magnesium and iron content.

Mineral Resource means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mineralization means the concentration of metals and their chemical compounds within a body of rock.

Mudstone means a detrital sedimentary rock composed of clay-sized particles.

Net Smelter Return and NSR means the amount of the excess, if any, of Revenue, less Costs. All or any exploration, development and mine construction costs and interest thereon are not to be charged or deducted from the NSR.

Paleoproterozoic means adjective implying conditions between 1.6 billon years ago and 2.5 billion years ago.

Pyrite means a cubic iron sulfide mineral with a brassy metallic luster that is used as an iron ore, as a source of sulfur, and in the production of sulfuric acid.

Quartz means a mineral composed of silicon dioxide.

Reverse Circulation means drilling that produces rock chips rather than core; the chips are forced by air to the surface and are collected for examination and analysis. Faster and cheaper than diamond drilling.

Sandstone means a type of sedimentary rock made up of particles of sand, mostly quartz, bound together with a mineral cement, along with some feldspar, mica and rock debris.

Shale means a fine-grained detrital sedimentary rock, formed by the compaction of clay, silt, or mud

Siliceous means of or containing silica, a hard mineral substance found in various natural deposits.

Siltstone means a form of fine-grained sandstone consisting of compressed silt.

Soil sampling means the systematic collection of soil samples at a series of different locations in order to study the distribution of soil geochemical values.

Stratigraphy means Cultural remains and natural sediments become buried over time, forming strata.

Strike means the direction or trend of a geologic structure.

Syncline means a fold in rocks in which the rock layers dip inward from both sides toward the axis.

Tholeiitic Basalt means basalt that is relatively rich in silica and poor in sodium.

Tuff means hard volcanic rock composed of compacted volcanic ash.

Vein means a thin sheet-like intrusion into a fissure or crack, commonly bearing quartz.

Volcanic means a description of rocks originating from volcanic activity.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

CROSSHAIR EXPLORATION & MINING CORP.

/s/ MARK J. MORABITO
By:	Mark J. Morabito,
President and CEO

Date: July 21, 2006

DAVIDSON & COMPANY LLP	Chartered Accountants A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Crosshair Exploration & Mining Corp.

We have audited the balance sheets of Crosshair Exploration & Mining Corp. as at April 30, 2005 and 2004, and the statements of operations, shareholders’ equity (deficiency) and cash flows for the years ended April 30, 2005 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2005 and 2004, and the results of its operations and cash flows for the years ended April 30, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

The audited statements of operations, shareholders’ equity (deficiency) and cash flows for the year ended April 30, 2003 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated July 1, 2003.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

July 18, 2005

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements and when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the change described in Note 11 to the financial statements. Our report to the shareholders dated July 18, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

July 18, 2005

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947 Fax (604) 687-6172

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and Directors of Crosshair Exploration & Mining Corp. (formerly International Lima Resources Corp.)

We have audited the statements of operations, shareholders’ equity (deficiency) and cash flows of Crosshair Exploration & Mining Corp. (formerly International Lima Resources Corp.) for the year ended April 30, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the results of operations, changes in shareholders’ equity, and cash flows of the Company for the year ended April 30, 2003 in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

DALE MATHESON CARR-HILTON LABONTE,

(formerly reported on by Labonte & Co., which merged with Dale Matheson Carr-Hilton effective January 1, 2004)

CHARTERED ACCOUNTANTS

Vancouver, Canada

July 1, 2003, except for 2003 information in Note 11 which is as of November 30, 2005

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders and directors dated July 1, 2003, except for 2003 information in Note 11 which is as of November 30, 2005, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

DALE MATHESON CARR-HILTON LABONTE,

(formerly reported on by Labonte & Co., which merged with Dale Matheson Carr-Hilton effective January 1, 2004)

CHARTERED ACCOUNTANTS

CROSSHAIR EXPLORATION & MINING CORP.

FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

APRIL 30, 2005

Targeting Gold and Uranium	Trading Symbol: CXX	Website: www.crosshairexploration.com
Head Office: Suite 2300, 1066 West Hastings Street	Telephone: 604-601-8273	Investor email: greg@crosshairexploration.com
Vancouver, British Columbia, Canada V6E 3X2	Facsimile: 604-601-8250	General email: yvonne@crosshairexploration.com

FS1-1

CROSSHAIR EXPLORATION & MINING CORP.

BALANCE SHEETS

(Expressed in Canadian Dollars)

AS AT APRIL 30

	2005	2004
ASSETS

Current
Cash and cash equivalents	$4,746,707	$514,016
Receivables	70,116	20,479
Due from related parties (Note 7)	7,377	7,167
Prepaid expenses	1,200	50,200

Total current assets	4,825,400	591,862

Equipment (Note 3)	1,738	2,483
Mineral properties (Note 4)	2,483,805	917,459

Total assets	$7,310,943	$1,511,804

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$289,217	$116,342
Due to related parties (Note 7)	23,555	15,569
Due to Rubicon Minerals Corporation	—	23,073

Total current liabilities	312,772	154,984

Shareholders’ equity
Capital stock (Note 5)
Authorized
Unlimited number of common shares without par value
Issued
37,610,540 (2004 – 16,899,203) common shares	16,399,309	10,318,467
Contributed surplus (Note 5)	606,495	400,600
Deficit	(10,007,633)	(9,362,247)

Total shareholders’ equity	6,998,171	1,356,820

Total liabilities and shareholders’ equity	$7,310,943	$1,511,804

Nature and continuance of operations (Note 1)

On behalf of the Board:

“Mark J. Morabito”	Director	“Jay Sujir”	Director

The accompanying notes are an integral part of these financial statements.

FS1-2

CROSSHAIR EXPLORATION & MINING CORP.

STATEMENTS OF OPERATIONS

(Expressed in Canadian Dollars)

YEAR ENDED APRIL 30

	2005	2004	2003
EXPENSES
Amortization	$745	$1,064	$633
Audit and accounting (Note 7)	83,536	28,972	3,640
Consulting	182,227	57,062	—
Directors fees (Note 7)	5,000	—	—
Interest and financing (Note 5 (h))	1,610	85,975	—
Investor relations	120,880	95,842	—
Legal (Note 7)	79,300	149,136	18,807
Management fees (Note 7)	158,931	90,833	26,310
Miscellaneous property investigations	28,776	—	—
Office and miscellaneous	120,993	7,916	25,014
Rent	26,487	24,668	—
Stock-based compensation (Note 5)	316,521	353,887	—
Transfer agent and filing fees	58,292	33,337	14,492
Travel	60,623	22,599	—
Write-off of mineral properties (Note 4)	188,988	—	—

	(1,432,909)	(951,291)	(88,896)

OTHER ITEMS
Management fee income (Note 7)	12,000	—	—
Interest income	20,803	—	—

	32,803	—	—

Loss before income tax	(1,400,106)	(951,291)	(88,896)
Future income tax recovery (Note 8)	754,720	—	—

Loss for the year	$(645,386)	$(951,291)	$(88,896)

Basic and diluted loss per common share	$(0.03)	$(0.09)	$(0.02)

Weighted average number of common shares outstanding	24,677,131	10,447,188	5,394,639

The accompanying notes are an integral part of these financial statements.

FS1-3

CROSSHAIR EXPLORATION & MINING CORP.

STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

YEAR ENDED APRIL 30

	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(645,386)	$(951,291)	$(88,896)
Items not affecting cash:
Amortization	745	1,064	633
Interest and financing	—	78,937	—
Stock-based compensation	316,521	353,887	—
Write-off of mineral properties	188,988	—	—
Future income taxes	(754,720)	—	—

Changes in non-cash working capital items:
Receivables	(41,086)	(17,003)	(2,599)
Prepaid expenses	10,500	(54,442)	(2,925)
Accounts payable and accrued liabilities	183,075	64,882	58,495

Net cash used in operating activities	(741,363)	(523,966)	(35,292)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equipment	—	—	(4,180)
Mineral properties	(1,510,334)	(828,709)	—

Net cash used in investing activities	(1,510,334)	(828,709)	(4,180)

CASH FLOWS FROM FINANCING ACTIVITIES
Due to Rubicon Minerals Corporation	(23,073)	23,073	—
Due from related parties	(210)	—	—
Due to related parties	7,986	—	—
Issuance of shares for cash	6,818,624	1,941,715	100,000
Share issue costs	(318,939)	(173,424)	—
Proceeds from loans	—	100,000	—
Repayment of loans	—	(100,000)	—

Net cash provided by financing activities	6,484,388	1,791,364	100,000

Net increase in cash during the year	4,232,691	438,689	60,528
Cash and cash equivalents, beginning of year	514,016	75,327	14,799

Cash and cash equivalents, end of year	$4,746,707	$514,016	$75,327

Cash and cash equivalents
Cash	$615,707	$514,016	$75,327
Guaranteed Investment Certificates	4,131,000	—	—

	$4,746,707	$514,016	$75,327

The accompanying notes are an integral part of these financial statements.

FS1-4

CROSSHAIR EXPLORATION & MINING CORP.

STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIENCY)

(Expressed in Canadian Dollars)

	Number of Shares	Price	Amount	Contributed Surplus	Deficit	Total
Balance at April 30, 2002	4,646,171	$—	$8,271,267	$15,000	$(8,322,060)	$(35,793)

Shares issued for:
Private placement (Note 5 (a))	2,000,000	0.05	100,000	—		100,000
Debt settlement (Note 5 (b))	429,351	0.10	42,935	—		42,935
Loss for the year					(88,896)	(88,896)

Balance at April 30, 2003	7,075,522	—	8,414,202	15,000	(8,410,956)	18,246

Shares issued for:
Private placement (note 5 (c))	3,000,000	0.25	750,000	—	—	750,000
Private placement (Note 5 (d))	200,000	0.25	50,000	—	—	50,000
Private placement (Note 5 (e))	492,500	0.30	147,750	—	—	147,750
Private placement (Note 5 (f))	2,078,000	0.25	519,500	—	—	519,500
Finder’s fee (Notes 5 (c & f))	220,000	0.25	55,000	—	—	55,000
Private placement (Note 5 (g))	1,010,000	0.25	252,500	—	—	252,500
Bonus shares (Note 5 (h))	315,748	0.25	78,937	—	—	78,937
Property acquisition (Note 5 (i))	355,000	0.25	88,750	—	—	88,750
Exercise of stock options (Note 5 (j))	152,433	0.12-0.15	21,965	—	—	21,965
Warrants exercised (Note 5(a))	2,000,000	0.10	200,000	—	—	200,000
Less: share issue costs	—	—	(260,137)	—	—	(260,137)
Fair value of warrants issued as finder’s fee	—	—	—	31,713	—	31,713
Stock-based compensation	—	—	—	353,887	—	353,887
Loss for the year	—	—	—	—	(951,291)	(951,291)

Balance at April 30, 2004	16,899,203		10,318,467	400,600	(9,362,247)	1,356,820

Shares issued for:
Private placement (Note 5 (k))	4,080,000	0.25	1,020,000	—	—	1,020,000
Private placement (Note 5 (l))	1,525,000	0.25	381,250	—	—	381,250
Private placement (Note 5 (m))	2,750,000	0.40	1,100,000	—	—	1,100,000
Private placement (Note 5 (n))	1,000,000	0.30	300,000	—	—	300,000
Private placement (Note 5 (o))	5,622,220	0.45	2,529,999	—	—	2,529,999
Property acquisition (Note 5 (p))	940,000	0.20-0.60	245,000	—	—	245,000
Finder’s fee (Notes 5 (m & o))	383,367	0.40-0.45	162,890	—	—	162,890
Exercise of agent’s options and stock options (Note 5 (q))	397,600	0.15-0.25	174,035	—	—	174,035
Exercise of broker’s warrants (Note 5 (r))	1,133,150	0.25-0.35	415,730	—	—	415,730
Exercise of warrants (Note 5 (t))	2,974,000	0.30-0.35	1,039,900	—	—	1,039,900
Debt settlement (Note 5 (u))	60,000	0.17	10,200	—	—	10,200
Shares returned to treasury (Note 5 (s))	(154,000)	0.25	(38,500)	—	—	(38,500)
Less: share issue costs	—	—	(504,942)	—	—	(504,942)
Fair value of warrants issued as finder’s fee (Note 5(k))	—	—	—	23,113	—	23,113
Stock-based compensation for the year	—	—	—	316,521	—	316,521
Less: fair value of stock options, agent’s options and broker’s warrants exercised (Notes 5 (q & r))	—	—	—	(133,739)	—	(133,739)
Tax benefit renounced to flow-though share subscribers	—	—	(754,720)	—	—	(754,720)
Loss for the year	—	—	—	—	(645,386)	(645,386)

Balance at April 30, 2005	37,610,540		$16,399,309	$606,495	$(10,007,633)	$6,998,171

The accompanying notes are an integral part of these financial statements

FS1-5

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

APRIL 30, 2005

1. NATURE AND CONTINUANCE OF OPERATIONS

Crosshair Exploration & Mining Corp. (the “Company”) was incorporated under the laws of British Columbia on September 2, 1966. Its principal business activities are the exploration and development of resource properties. All of the Company’s resource properties are located in Canada and China.

The Company is in the process of exploring its resource properties and has not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for resource properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

All amounts are in Canadian dollars unless otherwise stated.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

Cash and cash equivalents

The Company considers cash and cash equivalents to include cash on deposit and highly liquid short-term interest bearing variable rate Guaranteed Investment Certificates, which are cashable on demand and bear no principal risk. Interest earned is recognized immediately in operations.

Receivables

Receivables are reported at face value less any provisions for uncollectible accounts considered necessary.

FS1-6

Equipment

Equipment consists of office equipment and computer hardware. The office equipment and computer hardware is recorded at cost and amortized at an annual rate of 30% using the declining balance method.

FS1-7

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

APRIL 30, 2005

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Mineral properties

Costs related to the acquisition, exploration and development of mineral properties are capitalized by property until the commencement of commercial production. If commercially profitable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method. If, after management review, it is determined that capitalized acquisition, exploration and development costs are not recoverable over the estimated economic life of the property, or the property is abandoned, or management deems there to be an impairment in value, the property is written down to its net realizable value in the period of the abandonment.

The amounts shown for mineral properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability. Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability for an asset retirement obligation and the cost of the related long-lived asset. At April 30, 2005, there are no asset retirement obligations.

Flow-through shares

Canadian tax legislation permits a company to issue flow-though shares whereby the deduction for tax purposes relating to qualified resource expenditures is claimed by the investors rather than the Company. Recording these expenditures for accounting purposes gives rise to taxable temporary differences.

Effective March 19, 2004, the Emerging Issues Committee of the Canadian Institute of Chartered Accountants requires that, when flow-through expenditures are renounced, a portion of the future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance, be recognized as recovery of income taxes in the statement of operations.

Loss per share

Basic loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

For diluted per share computations, assumptions are made regarding potential common shares outstanding during the period. The weighted average number of common shares is increased to include the number of additional common shares that would be outstanding if, at the beginning of the period, or at time of issuance, if later, all options and warrants are exercised. Proceeds from exercise are used to purchase the Company’s common shares at their average market price during the period, thereby reducing the weighted average number of common shares outstanding. If these computations prove to be anti-dilutive, diluted loss per share is the same as basic loss per share.

FS1-8

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

APRIL 30, 2005

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Stock-based compensation

Effective May 1, 2003, the Company recognizes compensation expense, on a prospective basis, for all stock options granted using the fair value based method of accounting. Pro forma disclosures of loss and loss per share as if the fair value based accounting method had been used to account for stock-based compensation for any options granted before May 1, 2003 but on or after May 1, 2002 are provided in the notes. Any cash paid on the exercise of stock options is added to the stated value of common shares.

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets are recognized to the extent that realization of those assets is more likely than not. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.

3. EQUIPMENT

	2005			2004
	Cost	Accumulated amortization	Net Book Value	Cost	Accumulated amortization	Net Book Value
Equipment	$6,522	$4,784	$1,738	$6,522	$4,039	$2,483
Computer	$3,405	$3,405	$—	$3,405	$3,405	$—

	$9,927	$8,189	$1,738	$9,927	$7,444	$2,483

FS1-9

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

APRIL 30, 2005

4. MINERAL PROPERTIES

	Glenwood Break Property	Wings Point – Titan Property	Southern Golden Promise	North Paul’s Pond Gold Property	Beigou Gold Property	Moran Lake Property	DJ Gold Property	Total
Balance at April 30, 2003	$—	$—	$—	$—	$—	$—	$—	$—
Geology	105,944	126,005	81,291	5,224	—	—	—	318,464
Geophysics	269,314	2,772	123,795	—	—	—	—	395,881
Administration	30,835	13,268	6,484	1,026	—	—	—	51,613
Technical analysis	5,718	3,495	4,014	—	—	—	4,752	17,979
Acquisition costs	25,000	25,000	25,000	20,750	—	—	37,772	133,522

Balance at April 30, 2004	436,811	170,540	240,584	27,000	—	—	42,524	917,459

Drilling and trenching	51,712	126,550	13,076	2,008	—	—	—	193,346
Geology	171,706	7,270	143,655	30,756	64,473	193,243	6,349	617,452
Geophysics	44	2,346	23,500	11,154	—	83,137	—	120,181
Administration	19,671	20,111	19,025	2,917	23,305	20,201	720	105,950
Technical analysis	80,219	31,232	71,449	16,043	304	41,919	937	242,103
Acquisition costs	25,000	34,360	25,000	20,000	83,362	260,000	28,580	476,302

Total expenditures for the year	348,352	221,869	295,705	82,878	171,444	598,500	36,586	1,755,334
Write-off of mineral properties	—	—	—	(109,878)	—	—	(79,110)	(188,988)

Balance at April 30, 2005	$785,163	$392,409	$536,289	$—	$171,444	$598,500	$—	$2,483,805

Cumulative totals as at April 30, 2005:

	Glenwood Break Property	Wings Point – Titan Property	Southern Golden Promise	North Paul’s Pond Gold Property	Beigou Gold Property	Moran Lake Property	DJ Gold Property	Total
Drilling and trenching	$51,712	$126,550	$13,076	$2,008	$—	$—	$—	$193,346
Geology	277,650	133,275	224,946	35,980	64,473	193,243	6,349	935,916
Geophysics	269,358	5,118	147,295	11,154	—	83,137	—	516,062
Administration	50,506	33,379	25,509	3,943	23,305	20,201	720	157,563
Technical analysis	85,937	34,727	75,463	16,043	304	41,919	5,689	260,082
Acquisition costs	50,000	59,360	50,000	40,750	83,362	260,000	66,352	609,824
Write-off of mineral properties	—	—	—	(109,878)			(79,110)	(188,988)

Balance at April 30, 2005	$785,163	$392,409	$536,289	$—	$171,444	$598,500	$—	$2,483,805

FS1-10

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

APRIL 30, 2005

4. MINERAL PROPERTIES (cont’d…)

Glenwood Break, Wings Point-Titan, Southern Golden Promise Properties

During February 2003, the Company entered into three separate option-JV agreements with Rubicon Minerals Corporation (“Rubicon”) to acquire a 60% interest in mineral claims located in the Botwood Basin area of Central Newfoundland covering three separate land packages known as Southern Golden Promise, Wings Point – Titan, and Glenwood Break. The Company will earn its 60% interest in the properties by issuing up to 400,000 shares for each property and incurring $5,250,000 in exploration, both spread over a four year period with each period ending September 30, with a minimum $750,000, during the first year, $1,200,000 during the second year, and the remainder over the third and fourth years; with 60% of the expenditures to target on diamond drilling. As at April 30, 2005, the Company incurred $1,554,501 in exploration expenditures, issued 600,000 common shares at a value of $150,000 and paid $9,360 in cash to the vendor.

North Paul’s Pond Gold Property

During June 2003, the Company entered into an agreement with a private individual for an option to acquire a 100% interest in the North Paul’s Pond Gold Property in North-Central Newfoundland. During the current year, the Company terminated its option on the North Paul’s Pond Gold property and related costs of $109,878 were written-off.

DJ Gold Property

During January 2004, the Company entered into an agreement to acquire up to 100% of the DJ Gold Property in the Shaanxi Province of China from Dinjialing Gold Corporation Limited. During the current year, the Company elected to terminate this option and consequently mineral property costs of $79,110 were written-off.

Beigou Gold Property

On September 16, 2004 the Company announced that it had entered into a letter of intent with the Liaoning Non-ferrous Geological Bureau (the “Bureau”) in China for a formal joint venture of the Beigou Gold Project. On December 2, 2004, the Company announced the completion of a formal joint venture agreement with the Bureau following completion of a NI 43-101 report on the Beigou Gold project. The original agreement was amended and restated on April 18, 2005. The Company can earn up to a 80% interest in the Property by making exploration expenditures in the aggregate amount of US$3,500,000 and making cash payments to the Bureau in the amount of US$500,000, all over a five year period. As at April 30, 2005, the Company incurred $88,082 in exploration expenditures and paid $18,758 of finder’s fees and $64,604 of legal fees related to the acquisition of the Beigou Gold Project.

Moran Lake Property

On October 14, 2004, the Company entered into an agreement with a private individual for an option to acquire a 90% interest (subject to a 2% NSR and a 10% carried interest to the vendor) in the Moran Lake Property in Central Labrador. On March 1, 2005 the Company acquired another 381 claims north of the Moran Lake Property, known as Moran Heights. The amended and restated Moran Lake option agreement calls for exploration expenditures of $3,000,000 ($100,000 in the first year), the issuance of 1,600,000 (600,000 in the first year) common shares, and cash payments of $575,000 ($100,000 in the first year) to the vendor over a five-year term. The agreement also requires completion of a bankable feasibility study for the commencement of commercial production on the property within 24 months of completion of the aforementioned obligations. As at April 30, 2005, the Company incurred $338,500 in exploration expenditures, paid $100,000 in cash, and issued 600,000 common shares at a value of $160,000 for acquisition costs.

For all the properties described above, the Company does not have any significant commitments in order to maintain title.

FS1-11

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

APRIL 30, 2005

5. CAPITAL STOCK AND CONTRIBUTED SURPLUS

Share issuances

The authorized share capital of the Company is an unlimited number of common shares without par value.

(a)	On February 2, 2003, the Company completed a private placement of 2,000,000 units at $0.05 per unit for total proceeds of $100,000. Each unit consisted of one common share and one common share purchase warrant entitling the holder to acquire one additional common share for a period of one year at a price of $0.10 per share.

(b)	In August 2002, the Company settled debt of $42,935 by issuance of 429,351 shares at a price of $0.10 per share to certain directors, officers and private companies to which they are related.

(c)	On September 17, 2003, the Company completed a private placement of 3,000,000 units at a price of $0.25 per unit, of which 2,000,000 units were flow-through units, for aggregate gross proceeds of $750,000. Each flow-through unit consisted of one common share and one-half of one non-transferable share purchase warrant. Each full share purchase warrant is exercisable into one common share at a price of $0.35 until September 17, 2004. Each non flow-through unit consisted of one common share and one full non-transferable share purchase warrant. Each full share purchase warrant is exercisable into one common share at a price of $0.35 until September 17, 2004. The Company issued 200,000 common shares to an agent in payment of the corporate finance fee. Share issue costs of $146,397 were incurred in relation to this private placement. The warrants associated with this private placement expired on September 17, 2004.

(d)	On November 5, 2003, the Company completed a private placement of 200,000 units of the Company at a price of $0.25 per unit for proceeds of $50,000. Each unit consisted of one common share and one warrant. Each full share purchase warrant is exercisable into one common share at a price of $0.35 until November 5, 2004. The warrants associated with this private placement expired on November 5, 2004.

(e)	The Company completed a private placement of 492,500 units at $0.30 per unit for total proceeds of $147,750. The first closing of 467,500 units was completed on December 22, 2003 and the second closing of 25,000 units was completed on January 14, 2004. Each unit consisted of one flow-through common share and one share purchase warrant, with each warrant entitling the holder to acquire one additional non flow-through common share for a period of one year at a price of $0.45 per common share. The Company issued 46,750 brokers’ units with the same terms as units to an agent in payment of the corporate finance fee. The warrants associated with this private placement expired on December 22, 2004 and January 14, 2005. The 46,750 agent’s warrants were exercised. Share issue costs of $3,969 were incurred in relation to this private placement.

(f)	On March 22, 2004, the Company completed a private placement of 2,078,000 units at $0.25 per unit for total proceeds of $519,500. Each unit consisted of one common share and one share purchase warrant, with each warrant entitling the holder to acquire one additional common share at a price of $0.35 per common share expiring on March 22, 2005. The Company issued 20,000 corporate finance units with the same terms as the unit under the private placement and 600,000 agent’s warrants to an agent in payment of the corporate finance fee. Of the warrants associated with this private placement 2,544,000 were exercised and 174,000 warrants expired on March 22, 2005. Share issue costs of $88,395 were incurred in relation to this private placement.

(g)	On March 24, 2004, the Company completed a private placement of 1,010,000 units at $0.25 per unit for total proceeds of $252,500. Each unit consisted of one common share and one share purchase warrant, with each warrant entitling the holder to acquire an additional common share at a price of $0.35 per common share expiring on March 24, 2005. The Company issued 80,000 broker’s warrants with the same terms to an agent in payment of the corporate finance fee. Share issue costs of $28,826 were incurred in relation to this private placement ($21,376 in fiscal 2004 and $7,450 in fiscal 2005). All warrants associated with this private placement were exercised.

FS1-12

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

APRIL 30, 2005

5. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Share issuances (cont’d…)

(g)	During the fiscal year ended April 30, 2004, 315,748 common shares valued at $78,937 were issued in consideration for entering into loan agreements. The loan was received and repaid during fiscal 2004 and the shares were expensed as financing costs.

(h)	During the fiscal year ended April 30, 2004, 355,000 common shares valued at $0.25 per share were issued for acquisition costs associated with the Company’s properties.

(i)	On September 5, 2003, 102,433 stock options were exercised at $0.15 per share for proceeds of $15,365. On December 5, 2003, 20,000 stock options were exercised at $0.15 per share for proceeds of $3,000. On March 30, 2004, 30,000 stock options were exercised at $0.12 per share for proceeds of $3,600.

(j)	On May 31, 2004, the Company completed a private placement of 4,080,000 flow-through shares at a price of $0.25 per share for proceeds of $1,020,000. The agent received an 8% commission of the gross proceeds along with 326,400 broker’s warrants exercisable into common shares of the Company at $0.25 per share for a period of 12 months ($23,113 representing the fair value of these warrants was added to contributed surplus). Agent’s warrants were fully exercised (Note 5 (r)). Share issue costs of $138,896 were incurred in relation to this private placement.

(k)	On November 26, 2004, the Company completed a private placement of 1,525,000 units at a price of $0.25 per unit for aggregate gross proceeds of $381,250. Each unit is comprised of one common share and one non-transferable share purchase warrant. The warrant entitles the holder to acquire one common share of the Company at a price of $0.30 per share until November 27, 2005. The warrants contain a forced exercise provision. In the event that the closing price of the Company’s listed shares exceeds $0.60 per common share for 10 consecutive trading days after the four month hold period, the exercise period of the warrants will be shortened to a period of 30 days from the date that the Company provides written notice to the holders of the warrants of such an early expiry. As of April 30, 2005, 20,000 warrants associated with this private placement were exercised. Share issue costs of $1,410 were incurred in relation to this private placement.

(l)	On December 14, 2004, the Company completed a non-brokered private placement of 2,750,000 units at a price of $0.40 per unit for aggregate gross proceed of $1,100,000. Each unit is comprised of one flow-through common share of the Company and one half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.50 per share until December 14, 2005. The Company paid a finder’s fee equal to 7% of the aggregate gross proceeds raised from the private placement totalling 192,500 units. Each finder’s fee unit includes one common share and one share purchase warrant. Share issue costs of $81,385 were incurred in relation to this private placement.

(m)	On January 11, 2005, the Company completed a private placement of 1,000,000 units at a price of $0.30 per unit for aggregate gross proceeds of $300,000. Each unit is comprised of one common share and one non-transferable share purchase warrant. The warrant entitles the holder to acquire one common share of the Company at a price of $0.40 per share until January 11, 2006. The warrants contain a forced exercise provision. In the event that the closing price of the Company’s listed shares exceeds $0.60 per common share for 10 consecutive trading days after the four month hold period, the exercise period of the warrants will be shortened to a period of 30 days from the date that the Company provides written notice to the holders of the warrants of such an early expiry. Share issue costs of $2,240 were incurred in relation to this private placement.

FS1-13

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

APRIL 30, 2005

5. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Share issuances (cont’d…)

(n)	On March 15, 2005, the Company completed a private placement of 5,622,220 units at a price of $0.45 per unit for aggregate gross proceed of $2,529,999. Each unit is comprised of one common share and one half of one transferable share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of $0.75 per share until March 15, 2007. The Company paid a commission equal to 7% of the aggregate gross proceeds raised from the private placement totalling $177,100, of which $91,210 was taken in cash and the remainder of $85,890 in 190,867 units with the same terms. Share issue costs of $273,561 were incurred in relation to this private placement.

(o)	During the year ended April 30, 2005, 40,000 common shares valued at $0.25 per share were issued for acquisition costs associated with the North Paul’s Pond Gold property; 300,000 common shares valued at $0.25 per share were issued for acquisition costs associated with the Company’s Glenwood Break property; and 500,000 common shares valued at $0.20 per share and 100,000 common shares valued at $0.60 per share were issued for acquisition costs associated with the Moran Lake property.

(p)	During the year ended April 30, 2005, 148,850 agent’s options and 198,750 stock options granted to directors and consultants of the Company at a price of $0.25 per share, and 50,000 stock options granted to a consultant of the Company at a price of $0.15 per share were exercised into common shares of the Company for gross proceeds of $174,035 (including $79,635 representing the fair market value of the options exercised).

(q)	During the year ended April 30, 2005, 760,000 broker’s warrants were exercised at $0.35 per share, 46,750 broker’s warrants were exercised at $0.30 per share, and 326,400 broker’s warrants were exercised at $0.25 per share for total gross proceeds of $415,730 (including $54,105 representing the fair market value of the broker’s warrants exercised).

(r)	On July 31, 2004, 154,000 common shares issued at a price of $0.25 per share to a consultant in fiscal 2004 were cancelled and returned to the treasury as a result of the termination of the agreement with the consultant.

(s)	During the year ended April 30, 2005, 2,954,000 warrants were exercised at $0.35 per share and 20,000 warrants were exercised at $0.30 per share for total gross proceeds of $1,039,900.

(t)	On February 10, 2005, the Company settled debt of $10,200 by the issuance of 60,000 common shares at a price of $0.17 per share to an officer of the Company.

Stock options

The Company adopted a formal written stock option plan on July 26, 2004. Under this plan, the Company may grant options to directors, employees, consultants and certain other service providers at exercise prices to be determined by the Board but not less than the closing market price on the date preceding the grant less a 25% discount. Option shares are subject to the minimum vesting requirement, with 25% of the total number of the options granted to be released every 6 months from the date of grant. The options can be granted for a maximum term of 5 years.

The following is a summary of stock options outstanding at April 30, 2005, 2004 and 2003 and changes during the years then ended.

FS1-14

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

APRIL 30, 2005

5. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options (cont’d…)

	April 30, 2005		April 30, 2004		April 30, 2003
	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price
Outstanding, beginning of year	2,361,434	$0.24	1,194,867	$0.22	453,199	$0.17
Exercised	(397,600)	0.24	(152,433)	0.15	—	—
Cancelled or expired	(316,434)	0.20	(185,000)	0.25	(78,332)	0.27
Granted	3,127,222	0.39	1,504,000	0.25	820,000	0.25

Outstanding, end of year	4,774,622	$0.34	2,361,434	$0.24	1,194,867	$0.22

Currently exercisable	2,057,122	$0.32

At April 30, 2005, the following stock options were outstanding to directors, officers and employees:

Number	Exercise Price ($)	Expiry Date
151,150	0.25	September 17, 2005*
677,500	0.25	February 18, 2008
25,000	0.25	June 17, 2008
150,000	0.25	June 19, 2008
100,000	0.25	August 7, 2008
100,000	0.25	December 1, 2008
300,000	0.25	January 21, 2009
150,000	0.25	February 17, 2009
106,250	0.25	March 8, 2009
40,000	0.25	May 25, 2009
75,000	0.25	June 6, 2009
50,000	0.25	June 17, 2009
75,000	0.25	June 30, 2009**
162,500	0.25	September 28, 2009
200,000	0.25	November 1, 2006
200,000	0.23	November 1, 2006
100,000	0.28	December 1, 2009
100,000	0.28	December 3, 2009
50,000	0.28	January 1, 2010
1,200,000	0.45	February 4, 2010
562,222	0.50	March 15, 2007***
100,000	0.45	April 13, 2010
100,000	0.45	April 20, 2010
4,774,622

*	300,000 compensation options were issued to the broker in connection with the completion of the private placement on September 17, 2003. 148,850 of these options were exercised.
**	Subsequent to year end, 25,000 of these options were exercised and 50,000 cancelled.
***	562,222 compensation options were issued to the broker in connection with the completion of the private placement on March 15, 2005. Each compensation option is exercisable into a unit of the Company at a price of $0.50 per unit for a period of two years. Each unit consists of one common share and one half of one transferable share purchase warrant.

FS1-15

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

APRIL 30, 2005

5. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock-based compensation

The fair value of the options vesting in the fiscal year ended April 30, 2005 totaled $316,521. The weighted average fair value of options granted in the year was $0.27 (2004 - $0.24, 2003 - $0.19).

Effective May 1, 2003, the Company recognizes compensation expense for all stock options granted using the fair value based method of accounting.

The Company granted 700,000 stock options to employees and directors during fiscal 2003. The pro-forma value of the 700,000 options granted during the year of $134,600 was determined using the Black-Scholes option pricing model assuming an expected option life of 5 years, a risk free investment rate of 3% and an expected volatility of 187%. As at April 30, 2003, none of these options had vested.

The following weighted average assumptions were used for the Black-Scholes method of valuation of stock options granted during the years:

	April 30, 2005	April 30, 2004	April 30, 2003
Risk-free interest rate	2.00% - 3.70%	2.64%	3%
Expected life of options	2 years - 5 years	5 years	5 years
Annualized volatility	77% - 183%	116%	187%
Dividend rate	0%	0%	0%

Share purchase warrants

Warrant transactions are summarized as follows:

	April 30, 2005		April 30, 2004		April 30, 2003
	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price
Outstanding, beginning of year	6,594,000	$0.36	2,000,000	$0.10	—	$—
Exercised	(4,027,150)	0.34	(2,000,000)	0.10	—	—
Cancelled or expired	(2,913,250)	0.37	—	—	—	—
Granted	7,606,554	0.54	6,594,000	0.36	2,000,000	0.10

Outstanding, end of year	7,260,154	$0.37	6,594,000	$0.36	2,000,000	$0.10

FS1-16

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

APRIL 30, 2005

5. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Share purchase warrants (cont’d…)

At April 30, 2005, the following warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
1,505,000	$0.30	November 27, 2005(4)
1,567,500	$0.50	December 14, 2005 (1)
1,000,000	$0.40	January 11, 2006(4)
2,906,543	$0.75	March 15, 2007(2)
281,111	$0.75	March 15, 2007(3)

7,260,154

(1)	192,500 of these warrants were issued to the finder on completion of the private placement on December 14, 2004 (Note 5 (m)).
(2)	95,433 of these warrants were issued to the broker on completion of the private placement on March 15, 2005 (Note 5 (o)).
(3)	These warrants were granted with the compensation options to the broker on completion of the private placement on March 15, 2005 (Note 5 (o)).
(4)	These warrants contain a forced exercised provision (Notes 5 (n & p)).

Escrow shares

At April 30, 2005, 562,500 (April 30, 2004 – 562,500; April 30, 2003 – 562,500) shares were held in escrow. These shares were originally placed in escrow as an incentive for management to reorganize the Company. The release of these shares from escrow is subject to certain performance conditions and to the direction and determination of the TSX Venture Exchange. The performance conditions state that the shares maybe released from escrow on the basis of 15% of the original number for every $100,000 expended on exploration and development of a resource property calculated proportionately after the first $100,000 expenditure. If the performance conditions are not met by February 14, 2010, the shares will be returned and cancelled.

6. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

For the year ended April 30,	2005	2004	2003
Cash paid during the year for income taxes	$—	$—	$—

Cash paid during the year for interest	$1,610	$—	$—

The following were significant non-cash investing and financing transactions during the year ended April 30, 2005:

(a)	The Company issued a total of 940,000 common shares at a value of $245,000 for property acquisition (Note 5 (p)).

(b)	The Company cancelled 154,000 common shares at a value of $38,500 as a result of the termination of an agreement with a consultant to perform work in the current fiscal period (Note 5 (s)).

(c)	The Company recognized fair value of $133,739 in respect of stock options, agent’s options and brokers’ warrants exercised (Notes 5 (q & r)).

(d)	The Company issued a total of 383,367 common shares at a value of $162,890 for finders’ fees in conjunction with private placements (Notes 5 (m & o)).

(e)	The Company issued 60,000 common shares to settle debt of $10,200 with an officer of the Company (Note 5 (u)).

(f)	The Company recognized compensation expenses of $23,113 for Agent Warrants granted in connection with the private placement (Note 5 (k)).

FS1-17

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

APRIL 30, 2005

5. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (cont’d…)

The following were significant non-cash investing and financing transactions for the year ended April 30, 2004:

(a)	The Company issued a total of 220,000 common shares at a value of $55,000 for finders’ fees in conjunction with private placements (Notes 5 (c & f)).

(b)	The Company issued a total of 355,000 common shares at a value of $88,750 for property acquisitions (Note 5 (i)).

(c)	The Company issued 315,748 common shares at a value of $78,937 as financing fees for loan agreements (Note 5 (h)).

The following were significant non-cash investing and financing transactions for the year ended April 30, 2003:

(a)	The Company issued 429,351 common shares at a value of $42,935 on settlement of debt (Note 5(b)).

7. RELATED PARTY TRANSACTIONS

The Company entered into transactions with related parties as follows:

During the year ended April 30, 2005, the Company received management fees of $12,000 (2004 – $Nil, 2003 - $Nil) from a public company controlled by a director. At April 30, 2005, $3,210 (2004 - $Nil) is owed from this party.

During the year ended April 30, 2005, the Company incurred management fees of $150,000 (2004 – $33,333, 2003 - $Nil) to a director. At April 30, 2005, $4,167 was owed by this director (2004 - $7,167 was owed by this director) to cover expenses incurred subsequent to year end paid to a company controlled by a director.

During the year ended April 30, 2005, the Company incurred accounting fees of $58,414 (2004 – $23,133, 2003 - $Nil) to a private company controlled by an officer. At April 30, 2005, $17,120 (2004 - $15,569) is owed to this party.

During the year ended April 30, 2005, the Company incurred geological consulting fees of $10,000 (2004 – $Nil, 2003 - $Nil) to a company controlled by a director. At April 30, 2005, $Nil (2004 - $Nil) is owed to this party.

During the year ended April 30, 2005, the Company incurred legal fees of $91,322 (2004 – $31,403, 2003 - $Nil) to a company controlled by a director of which $66,895 (2004-$ Nil) are included in share issuance costs. At April 30, 2005, $Nil (2004 - $Nil) is owed to this party.

At April 30, 2005, $6,435 (2004 - $Nil) is owed to a director for expenses paid on behalf of the Company.

During the year ended April 30, 2005, the Company incurred directors’ fees of $5,000 (2004 -$Nil), to non-executive directors. At April 30, 2005, $Nil (2004 - $Nil) is owed to these directors.

During the year ended April 30, 2005, the Company incurred management fees of $Nil (2004 -$50,000, 2003 -$10,500), to a private company controlled by a director. At April 30, 2005, $Nil (2004 - $Nil, 2003 - $8,418) is owed to this party.

During the year ended April 30, 2005, the Company incurred management fees of $Nil (2004 - $7,500, 2003 - $Nil) to a private company controlled by an officer. At April 30, 2005, $Nil (2004 - $Nil) is owed to this party.

FS1-18

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

APRIL 30, 2005

7. RELATED PARTY TRANSACTIONS (cont’d…)

During the year ended April 30, 2003, the Company settled debt of $42,935 by issuance of 429,351 shares at a price of $0.10 per share to certain directors, officers and private companies to which they are related.

On February 10, 2005, the Company settled debt of $10,200 by the issuance of 60,000 common shares at a price of $0.17 per share to an officer of the Company.

These transactions were incurred in the normal course of operations and, in management’s opinion, were undertaken with the same terms and conditions as transactions with unrelated parties.

The amounts bear no interest and are unsecured with no repayment terms.

8. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2005	2004	2003
Loss for the year	$(1,400,106)	$(951,291)	$(88,896)

Income taxes (recovery)	$(498,438)	$(357,685)	$(33,425)
Non-deductible expenses	129,033	162,742	—
Unrecognized (recognized) benefit of non-capital losses and resource expenditures	(385,315)	194,943	33,425

Total income taxes (recovery)	$(754,720)	$—	$—

The significant components of the Company’s future tax assets are as follows:

	2005	2004	2003
Future tax assets and (liabilities):
Loss carryforwards	$714,144	$461,186	$292,152
Mineral property and related exploration expenditures	(658,222)	491,944	395,928

	55,922	953,130	688,080
Less: valuation allowances	(55,922)	(953,130)	(688,080)

Net future tax liabilities	$—	$—	$—

The Company has available for deduction against future taxable income non-capital losses of approximately $2,000,000. These losses, if not utilized, will expire commencing in 2006. Subject to certain restrictions, the Company also has resource expenditures available of approximately $1,500,000 to reduce taxable income in future years. Future tax benefits which may arise as a result of the non-capital losses and resource expenditures have been offset by a valuation allowance due to the uncertainty of their realization.

9. FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, and due from/to related parties. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

FS1-19

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

APRIL 30, 2005

10. SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the exploration and development of mineral properties. Geographical information is as follows:

	2005	2004
Equipment
Canada	$1,738	$2,483
China	—	—

	$1,738	$2,483

Mineral properties
Canada	$2,312,361	$874,935
China	171,444	42,524

	$2,483,805	$917,459

11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States (“US GAAP”) are described and quantified below.

Balance sheets

The impact of the differences between Canadian GAAP and US GAAP on the balance sheets would be as follows:

	2005			2004
	Balance, Canadian GAAP	Adjustments Pro-Forma	Balance, US GAAP	Balance, Canadian GAAP	Adjustments Pro-Forma	Balance, US GAAP
Assets:
Current assets	$4,825,400	$—	$4,825,400	$591,862	$—	$591,862
Equipment	1,738	—	1,738	2,483	—	2,483
Mineral properties	2,483,805	(2,483,805)	—	917,459	(917,459)	—

Total assets	$7,310,943	$(2,483,805)	$4,827,138	$1,511,804	$(917,459)	$594,345

Liabilities
Current liabilities	$312,772	$—	$312,772	$154,984	$—	$154,984

Shareholders’ equity
Capital stock	16,399,309	536,520	16,935,829	10,318,467	(200,000)	10,318,467
Contributed surplus	606,495	—	606,495	400,600		400,600
Deficit	(10,007,633)	(3,020,325)	(13,027,958)	(9,362,247)	(717,459)	(10,279,706)

Total liabilities and shareholders’ equity	$7,310,943	$(2,483,805)	$4,827,138	$1,511,804	$(917,459)	$594,345

FS1-20

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

APRIL 30, 2005

11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d….)

Statements of operations

The impact of the differences between Canadian GAAP and US GAAP on the statements of operations would be as follows:

	2005	2004	2003
Loss for the year under Canadian GAAP	$(645,386)	$(951,291)	$(88,896)
Adjustments:
Mineral property expenditures incurred during the year	(1,755,334)	(917,459)	—
Mineral properties written off during the year	188,988	—	—
Flow-through share premium (discount) paid in excess of (below) market value	218,200	(200,000)	—
Future income tax recovery	(754,720)	—	—

Loss under US GAAP	$(2,748,252)	$(2,068,750)	$(88,896)

Weighted average number of common shares outstanding under US GAAP	24,114,631	9,884,688	4,832,139

Loss per share under US GAAP	$(0.11)	$(0.20)	$(0.02)

Statements of cash flows

The impact of the differences between Canadian GAAP and US GAAP on the statements of cash flows would be as follows:

	2005	2004	2003
Net cash flows from operating activities
Under Canadian GAAP	$(741,363)	$(523,966)	$(35,292)
Mineral properties	(1,510,334)	(828,709)	—

Net cash used in operating activities under US GAAP	(2,251,697)	(1,352,675)	(35,292)

Net cash flows from financing activities
Under Canadian GAAP and US GAAP	6,484,388	1,791,364	100,000

Net cash flows used in investing activities
Under Canadian GAAP	(1,510,334)	(828,709)	(4,180)
Mineral properties	1,510,334	828,709	—

Net cash used in investing activities under US GAAP	—	—	(4,180)

Net increase in cash during the year	4,232,691	438,689	60,528
Cash and cash equivalents, beginning the year	514,016	75,327	14,799

Cash and cash equivalents, end of year	$4,746,707	$514,016	$75,327

FS1-21

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

APRIL 30, 2005

11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d….)

Mineral property interests and deferred exploration costs

Under Canadian GAAP, mineral property interests and deferred exploration costs, including acquisition and exploration costs, are carried at cost and written down if the properties are abandoned, sold or if management determines there to be an impairment in value. Under US GAAP, mineral property interests and deferred exploration costs are expensed as incurred. Once a final feasibility study has been completed, additional costs incurred to bring the mine into production are capitalized as development costs. Costs incurred to access ore bodies identified in the current mining plan after production has commenced are considered production costs and are expensed as incurred. Costs incurred to extend production beyond those areas identified in the mining plan where additional reserves have been established are deferred as development costs until the incremental reserves are produced. Capitalized costs are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Income Tax Act of Canada) and renounce the related income tax deductions to the investors. Under Canadian GAAP, flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax liability. Under United States GAAP, any difference between the market price of the Company’s stock and the fair value of the flow-through shares must be recorded as a liability if a premium is paid by investors or as an asset if investors are purchasing the shares at a discount. The asset or liability is charged to income as the flow-through share proceeds are expended on qualifying expenditures.

During the year ended April 30, 2005, the Company issued 6,830,000 flow-through shares for total proceeds of $2,120,000. As the market price of the Company’s stock was less than the fair value of the flow-through shares issued, a premium of $218,200 has been recorded. During the year ended April 30, 2004, the Company issued 2,000,000 flow-through shares for total proceeds of $500,000. As the market price of the Company’s stock exceeded the fair value of the flow-through shares issued, a discount of $200,000 has been recorded.

Stock-based compensation

Under US GAAP, Statements of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation” (“SFAS 123”) encourages, but does not require, companies to establish a fair market value based method of accounting for stock-based compensation plans. The Company chose to account for stock-based compensation using Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”). Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the option price. Effective May 1, 2003, the Company elected to follow the fair value method of accounting for stock-based compensation. In accordance with the transition provisions of Statement of Financial Accounting Standard No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123” which permits the use of the prospective application method, the Company recorded a charge in the statement of operations of $353,887 upon adoption, being fair value of stock options granted to employees during the fiscal year ended April 30, 2004.

Under Canadian GAAP, the Company accounts for stock-based compensation as disclosed in Note 2. Accordingly, there is no difference between Canadian GAAP and US GAAP in the accounting for stock-based compensation for the years ended April 30, 2005, 2004 and 2003.

FS1-22

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

APRIL 30, 2005

11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d….)

Asset retirement obligations

The Company has determined that there are no asset retirement obligations as at April 30, 2005 and adopted new accounting and disclosure standards under Canadian GAAP (Note 2) for the 2005 fiscal year. Accordingly there were no differences between Canadian GAAP and United States GAAP as at April 30, 2005. Under Canadian GAAP, the Company was not required to record asset retirement obligations as at April 30, 2004. The Company determined there were no asset retirement obligations as at April 30, 2004.

Loss per share

Under both Canadian and United States generally accepted accounting principles basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Under United States generally accepted accounting principles, the weighted average number of common shares outstanding excludes any shares held in escrow for which the release is subject to certain performance conditions. The weighted average number of shares outstanding under United States generally accepted accounting principles for the years ended April 30, 2005, 2004 and 2003 were 24,114,631, 9,884,688 and 4,832,139 respectively.

New accounting pronouncements

In December 2004, Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29” (“SFAS 153”) which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.

In December 2004, FASB issued Statement of Financial Accounting Standards No. 123R, “Share Based Payment” (“SFAS 123R”). SFAS 123R supersedes APB 25 and its related implementation guidance by requiring entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions) and revises SFAS 123 as follows:

i)	Public entities are required to measure liabilities incurred to employees in share-based payment transactions at fair value and nonpublic entities may elect to measure their liabilities to employees incurred in share-based payment transactions at their intrinsic value whereas under SFAS 123, all share-based payment liabilities were measured at their intrinsic value.

ii)	Nonpublic entities are required to calculate fair value using an appropriate industry sector index for the expected volatility of its share price if it is not practicable to estimate the expected volatility of the entity’s share price.

iii)	Entities are required to estimate the number of instruments for which the requisite service is expected to be rendered as opposed to accounting for forfeitures as they occur.

iv)	Incremental compensation cost for a modification of the terms or conditions of an award is measured by comparing the fair value of the modified award with the fair value of the award immediately before the modification whereas SFAS 123 required that the effects of a modification be measured as the difference between the fair value of the modified award at the date it is granted and the award’s value immediately before the modification determined based on the shorter of (1) its remaining initially estimated expected life or (2) the expected life of the modified award.

FS1-23

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

APRIL 30, 2005

11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d….)

New accounting pronouncements (cont’d….)

SFAS 123R also clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and Emerging Issues Task Force No. 96-18 “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods and Services” (“EITF 96-18”). SFAS 123R also does not address the accounting for employee share ownership plans which are subject to Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”. Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first annual reporting period that begins after June 15, 2005. Public entities that file as small business issuers will be required to apply SFAS 123R in the first annual reporting period that begins after December 15, 2005. For nonpublic entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005.

In May 2005, FASB issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”) which is effective for fiscal years ending after December 15, 2005. SFAS 154 requires that changes in accounting policy be accounted for on a retroactive basis.

The adoption of these new pronouncements is not expected to have a material effect on the Company’s financial position or results of operations.

FS1-24

CROSSHAIR EXPLORATION & MINING CORP.

UNAUDITED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

For The Nine Months Ended

JANUARY 31, 2006 and 2005

FS2-1

CROSSHAIR EXPLORATION & MINING CORP.

BALANCE SHEETS

(Expressed in Canadian Dollars)

	January 31, 2006 (Unaudited)	April 30, 2005 (Audited)
ASSETS

Current
Cash and cash equivalents	$14,127,889	$4,746,707
Receivables	218,808	61,566
Due from related parties (Note 7)	4,167	7,377
Prepaid expenses	173,507	1,200
Subscription receivable	—	8,550

	14,524,371	4,825,400

Equipment (Note 3)	31,234	1,738
Mineral properties (Note 4)	3,069,476	2,483,805

	$17,625,081	$7,310,943

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$299,906	$289,217
Due to related parties (Note 7)	15,814	23,555

	315,720	312,772

Shareholders’ equity
Capital stock (Note 5)
Issued
56,830,704 (April 30, 2005 – 37,610,540) common shares	28,086,555	16,399,309
Contributed surplus (Note 5)	1,325,126	606,495
Deficit	(12,102,320)	(10,007,633)

	17,309,361	6,998,171

	$17,625,081	$7,310,943

Nature and continuance of operations (Note 1)

On behalf of the Board:

“Mark J. Morabito”	Director	“Geir Liland”	Director

The accompanying notes are an integral part of these financial statements

FS2-2

CROSSHAIR EXPLORATION & MINING CORP.

STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited)

(Expressed in Canadian Dollars)

	For the three months ended January 31,		For the nine months ended January 31,
	2006	2005	2006	2005
EXPENSES
Amortization	$820	$186	$1,080	$559
Audit and accounting (Note 7)	44,078	14,300	99,413	53,036
Consulting	76,475	48,462	191,701	128,850
Directors fees (Note 7)	21,000	—	48,000	—
Investor relations	43,922	33,083	90,347	68,112
Legal (Note 7)	32,977	33,151	112,775	138,875
Management fees (Note 7)	37,500	33,931	150,000	83,931
Office	100,186	44,193	190,403	94,696
Property investigations	41,788	9,586	95,662	19,905
Rent	16,549	6,000	38,379	19,117
Stock-based compensation (Note 5)	932,722	182,072	1,017,627	262,622
Transfer agent and filing fees	65,402	19,484	80,069	45,582
Travel	30,381	13,289	101,146	44,399
Wages and salaries	10,023	—	10,023	—
	(1,453,823)	(437,737)	(2,226,625)	(959,684)

OTHER ITEMS
Management income	3,000	3,000	9,000	9,000
Interest income	96,494	2,365	133,247	4,715
Write-off of mineral properties (Note 4)	(196,036)	—	(1,518,429)	—
	(96,542)	5,365	(1,376,182)	13,715

Loss before income tax	(1,550,365)	(432,372)	(3,602,807)	(945,969)

Income tax recovery	1,508,120	754,720	1,508,120	754,720

Income (loss) for the period	$(42,245)	$322,348	$(2,094,687)	$(191,249)

Basic and diluted income (loss) per common share	$(0.00)	$(0.01)	$(0.05)	$(0.01)

Weighted average number of common shares outstanding	55,566,912	24,640,246	43,868,135	21,650,527

The accompanying notes are an integral part of these financial statements.

FS2-3

CROSSHAIR EXPLORATION & MINING CORP.

STATEMENTS OF CASH FLOWS

(Unaudited)

(Expressed in Canadian Dollars)

	For the three months ended January 31,		For the nine months ended January 31,
	2006	2005	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Income (loss) for the period	$(42,245)	$322,348	$(2,094,687)	$(191,249)
Items not affecting cash:
Amortization	820	186	1,080	559
Stock-based compensation	932,722	182,072	1,017,627	262,622
Write-off of mineral properties	196,036	—	1,518,429	—
Income tax recovery	(1,508,120)	(754,720)	(1,508,120)	(754,720)

Changes in non-cash working capital items:
Receivables	103,129	11,744	(157,242)	(35,299)
Prepaid expenses	(170,461)	(276)	(172,307)	17,169
Accounts payable and accrued liabilities	(11,602)	(104,731)	10,689	(37,090)
Due from related parties	22,130	1,070	3,210	7,167
Due to related parties	(26,616)	892	(7,741)	7,926

Net cash used in operating activities	(504,207)	(341,415)	(1,389,062)	(722,915)

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral properties	(801,370)	(114,132)	(1,984,100)	(789,127)
Acquisition of equipment	(30,576)	—	(30,576)	—

Net cash used in investing activities	(831,946)	(114,132)	(2,014,676)	(789,127)

CASH FLOWS FROM FINANCING ACTIVITIES
Due to Rubicon Minerals Corporation	—	—	—	(23,073)
Issuance of shares for cash	12,309,039	1,927,885	13,346,126	2,947,885
Share issue costs	(561,206)	(85,035)	(561,206)	(208,268)

Net cash provided by financing activities	11,747,833	1,842,850	12,784,920	2,716,544

Net change in cash during the period	10,411,680	1,387,303	9,381,182	1,204,502

Cash and cash equivalents, beginning of period	3,716,209	331,215	4,746,707	514,016

Cash and cash equivalents, end of period	$14,127,889	$1,718,518	$14,127,889	$1,718,518

Cash and cash equivalents
Cash	$2,167,889	$1,587,518	$2,167,889	$1,587,518
Guaranteed Investment Certificates	11,960,000	131,000	11,960,000	131,000
	$14,127,889	$1,718,518	$14,127,889	$1,718,518

Supplemental disclosures with respect to cash flows (Note 6)

The accompanying notes are an integral part of these financial statements

FS2-4

CROSSHAIR EXPLORATION & MINING CORP.

STATEMENT OF SHAREHOLDERS’ EQUITY

(Unaudited)

(Expressed in Canadian Dollars)

	Number of Shares	Price	Amount	Contributed Surplus	Deficit	Total
Balance at April 30, 2004	16,899,203		$10,318,467	$400,600	$(9,362,247)	$1,356,820
Issued for:
Private placement (Note 5 (a))	4,080,000	$0.25	1,020,000	—	—	1,020,000
Private placement (Note 5 (b))	1,525,000	0.25	381,250	—	—	381,250
Private placement (Note 5 (c))	2,750,000	0.40	1,100,000	—	—	1,100,000
Private placement (Note 5 (d))	1,000,000	0.30	300,000	—	—	300,000
Private placement (Note 5 (e))	5,622,220	0.45	2,529,999	—	—	2,529,999
Property acquisition (Note 5 (g))	940,000	0.20-0.60	245,000	—	—	245,000
Finder’s fee (Notes 5 (c & e))	383,367	0.40-0.45	162,890	—	—	162,890
Exercise of agent’s options and stock options (Note 5 (h))	397,600	0.15-0.25	174,035	—	—	174,035
Exercise of broker’s warrants (Note 5 (i))	1,133,150	0.25-0.35	415,730	—	—	415,730
Exercise of warrants (Note 5 (k))	2,974,000	0.30-0.35	1,039,900	—	—	1,039,900
Debt settlement (Note 5 (l))	60,000	0.17	10,200	—	—	10,200
Shares returned to treasury (Note 5 (j))	(154,000)	0.25	(38,500)	—	—	(38,500)
Less: share issue costs	—	—	(504,942)	—	—	(504,942)
Fair value of warrants issued as finder’s fee (Note 5 (a))	—	—	—	23,113	—	23,113
Stock-based compensation for the year	—	—	—	316,521	—	316,521
Less: fair market value of stock options, agent’s options and broker’s warrants exercised (Notes 5 (h & i))	—	—	—	(133,739)	—	(133,739)
Tax benefit renounced to flow-through share subscribers	—	—	(754,720)	—	—	(754,720)
Loss for the year	—	—	—	—	(645,386)	(645,386)
Balance at April 30, 2005	37,610,540		16,399,309	606,495	(10,007,633)	6,998,171
Issued for:
Private placement (Note 5 (f))	12,977,500	0.80-1.00	11,182,000			11,182,000
Finder’s fee (Note 5 (f))	402,741	0.80	322,193			322,193
Less: Share issue costs (Note 5 (f))	—	—	(883,399)	—	—	(883,399)
Property acquisition (Note 5 (p))	400,000	0.20-0.90	120,000	—	—	120,000
Exercise of agent’s options and stock options (Note 5 (m))	1,175,368	0.25-0.50	675,281	—	—	675,281
Exercise of agent’s warrants (Note 5 (n))	384,555	0.50-0.75	240,291	—	—	240,291
Exercise of warrants (Note 5 (o))	3,880,000	0.30-0.50	1,539,000	—	—	1,539,000
Stock-based compensation for the period	—	—	—	1,017,627	—	1,017,627
Less: fair market value of stock options agent’s options and broker’s warrants exercised (Note 5 (m))	—	—	—	(298,996)	—	(298,996)
Tax benefit renounced to flow-through share subscribers	—	—	(1,508,120)	—	—	(1,508,120)
Loss for the period	—	—	—	—	(2,094,687)	(2,094,687)

Balance at January 31, 2006	56,830,704	—	$28,086,555	$1,325,126	$(12,102,320)	$17,309,361

FS2-5

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

January 31, 2006

(Unaudited)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Crosshair Exploration & Mining Corp. (the “Company”) was incorporated under the laws of British Columbia on September 2, 1966. Its principal business activities are the exploration and development of resource properties. All of the Company’s resource properties are located in North America.

The Company is in the process of exploring and developing its resource properties and has not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for resource properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

All amounts are in Canadian dollars unless otherwise stated.

2.	SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of their application as the annual financial statements. These interim financial statements do not include in all respects the annual disclosure requirements of generally accepted accounting principles and should be read in conjunction with the most recent annual statements.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

Cash and cash equivalents

The Company considers cash and cash equivalents to include cash on deposit and highly liquid short-term interest bearing variable rate Guaranteed Investment Certificates. Interest earned is recognized immediately in operations.

Receivables

Receivables are reported at face value less any provisions for uncollectible accounts considered necessary.

Equipment

Equipment consists of office equipment and computer hardware. The office equipment and computer hardware is recorded at cost and amortized at an annual rate of 30% using the declining balance method.

FS2-6

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

January 31, 2006

(Unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Mineral properties

Costs related to the acquisition, exploration and development of mineral properties are capitalized by property until the commencement of commercial production. If commercially profitable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method. If, after management review, it is determined that capitalized acquisition, exploration and development costs are not recoverable over the estimated economic life of the property, or the property is abandoned, or management deems there to be an impairment in value, the property is written down to its net realizable value in the period of the abandonment.

The amounts shown for mineral properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

Flow-through shares

Canadian tax legislation permits a company to issue flow-though shares whereby the deduction for tax purposes relating to qualified resource expenditures is claimed by the investors rather than the Company. Recording these expenditures for accounting purposes gives rise to taxable temporary differences.

Effective March 19, 2004, the Emerging Issues Committee of the Canadian Institute of Chartered Accountants requires that, when flow-through expenditures are renounced, a portion of the future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance, be recognized as recovery of income taxes in the statement of operations.

FS2-7

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

January 31, 2006

(Unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Loss per share

Basic loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

For diluted per share computations, assumptions are made regarding potential common shares outstanding during the period. The weighted average number of common shares is increased to include the number of additional common shares that would be outstanding if, at the beginning of the period, or at time of issuance, if later, all options and warrants are exercised. Proceeds from exercise are used to purchase the Company’s common shares at their average market price during the period, thereby reducing the weighted average number of common shares outstanding. If these computations prove to be anti-dilutive, diluted loss per share is the same as basic loss per share.

Stock-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting. Any cash paid on the exercise of stock options is added to the stated value of common shares.

FS2-8

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

January 31, 2006

(Unaudited)

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets are recognized to the extent that realization of those assets is more likely than not. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.

3.	EQUIPMENT

	January 31, 2006	April 30, 2005
Computer	$8,038	$6,522
Equipment	29,060	3,405

	37,098	9,927
Less: accumulated depreciation	(5,864)	(8,189)

	$31,234	$1,738

FS2-9

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

January 31, 2006

(Unaudited)

4.	MINERAL PROPERTIES

	Glenwood Break Property	Wings Point -Titan Property	Southern Golden Promise	Beigou Gold Property	Moran Lake Property	Otter / Portage Lake Properties	Sinbad claims	Other Properties Written off	Total
Balance at April 30, 2004	$436,811	$170,540	$240,584	$—	$—	$—	$—	$69,524	$917,459
Drilling and trenching	51,712	126,550	13,076	—	—	—	—	2,008	193,346
Geology	171,706	7,270	143,655	64,473	193,243	—	—	37,105	617,452
Geophysics	44	2,346	23,500	—	83,137	—	—	11,154	120,181
Administration	19,671	20,111	19,025	23,305	20,201	—	—	3,637	105,950
Technical analysis	80,219	31,232	71,449	304	41,919	—	—	16,980	242,103
Acquisition costs	25,000	34,360	25,000	83,362	260,000	—	—	48,580	476,302

Total exploration expenditures for the year	348,352	221,869	295,705	171,444	598,500	—	—	119,464	1,755,334

Write-off of mineral properties	—	—	—	—	—	—	—	(188,988)	(188,988)

Balance at April 30, 2005	785,163	392,409	536,289	171,444	598,500	—	—		2,483,805
Drilling and trenching	32,349	—	37,929	—	—	—	—	55,046	125,324
Geology	73,089	10,872	140,904	41,410	309,020	2,800	—	7,504	585,599
Geophysics	3,562	—	97,262	—	844,964	—	—	—	945,788
Administration	4,188	2,463	35,968	17,081	115,472	—	—	561	175,733
Technical analysis	22,438	104	110,393	—	13,000	—	—	664	146,599
Acquisition costs	—	—	25,000	—	150,000	70,000	4,125	—	249,125

Credits received	(36,693)	(31,326)	(22,150)	—	—	—	—	(33,899)	(124,068)

Total exploration expenditures for the period	98,933	(17,887)	425,306	58,491	1,432,456	72,800	4,125	29,876	2,104,100

Write-off of mineral properties	(884,096)	(374,522)	—	(229,935)	—	—	—	(29,876)	(1,518,429)

Balance at January 31, 2006	$—	$—	$961,595	$—	$2,030,956	$72,800	$4,125	$—	$3,069,476

FS2-10

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

January 31, 2006

(Unaudited)

4.	MINERAL PROPERTIES (cont’d…)

Cumulative totals as at January 31, 2006:

	Glenwood Break Property	Wings Point –Titan Property	Southern Golden Promise	Beigou Gold Property	Moran Lake Property	Otter / Portage Lake Properties	Sinbad claims	Other Properties Written off	Total
Drilling and trenching	$84,061	$126,550	$51,005	$—	$—	$—	$—	$57,054	$318,670
Geology	350,739	144,147	365,850	105,883	502,263	2,800	—	49,833	1,521,515
Geophysics	272,920	5,118	244,557	—	928,101	—	—	11,154	1,461,850
Administration	54,694	35,842	61,477	40,386	135,673	—	—	5,224	333,296
Technical analysis	108,375	34,831	185,856	304	54,919	—	—	22,396	406,681
Acquisition costs	50,000	59,360	75,000	83,362	410,000	70,000	4,125	107,102	858,949
Credits received	(36,693)	(31,326)	(22,150)	—	—	—	—	(33,899)	(124,068)
Write-off of mineral properties	(884,096)	(374,522)	—	(229,935)	—	—	—	(218,864)	(1,707,417)

Balance at January 31, 2006	$—	$—	$961,595	$—	$2,030,956	$72,800	$4,125	$—	$3,069,476

FS2-11

CROSSHAIR EXPLORATION & MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

January 31, 2006

(Unaudited)

4.	MINERAL PROPERTIES (cont’d…)

Glenwood Break, Wings Point-Titan, Southern Golden Promise Properties

During February 2003, the Company entered into three separate option-JV agreements with Rubicon Minerals Corporation (“Rubicon”) to acquire a 60% interest in mineral claims located in the Botwood Basin area of Central Newfoundland covering three separate land packages known as Southern Golden Promise, Wings Point – Titan, and Glenwood Break. The Company was able to earn its 60% interest in the properties by issuing up to 400,000 shares for each property and incurring $5,250,000 in exploration, both spread over a four year period with each period ending September 30, with a minimum $750,000 during the first year, $1,200,000 during the second year, and the remainder over the third and fourth years; with 60% of the expenditures to target on diamond drilling. As at January 31, 2006, the Company incurred $2,035,853 in exploration expenditures, issued 700,000 common shares at a value of $175,000 and paid $9,360 in cash to the vendor.

On September 7 and September 22, 2005, the Company elected to terminate its options on the Wings Point-Titan property and the Glenwood Break property, respectively, and returned the properties to Rubicon Minerals Corporation. As a result, the Company has no further obligations and the related mineral properties costs of $1,258,618 were written-off in the second quarter of 2006.

Beigou Gold Property

On September 16, 2004 the Company announced that it had entered into a letter of intent with the Liaoning Non-ferrous Geological Bureau (the “Bureau”) in China for a formal joint venture of the Beigou Gold Project. On December 2, 2004, the Company announced the completion of a formal joint venture agreement with the Bureau following completion of a NI 43-101 report on the Beigou Gold project. The original agreement was amended and restated on April 18, 2005. The Company can earn up to a 80% interest in the Property by making exploration expenditures in the aggregate amount of US$3,500,000 and making cash payments to the Bureau in the amount of US$500,000, all over a five year period. A finder’s fee of US$100,000, 1,000,000 common shares, and a 1% NSR, was to be paid to a third party over the five year period as the Company makes the exploration expenditures in the joint venture agreement. As at January 31, 2006, the Company incurred $146,573 in exploration expenditures and paid $18,758 of finder’s fees and $64,604 of legal fees related to the acquisition of the Beigou Gold Project.

Based on the decision to concentrate its efforts in North America, on December 20, 2005 the Company decided not to continue with the Beijou Gold Property in China. As a result $229,935 was written-off in the third quarter of 2006 and the Company has no further obligations in respect to this property.

The Company is currently introducing this project to a number of prospective companies in an attempt to facilitate an agreement between a company and the Bureau in return for a finders’ fee.

FS2-12

4.	MINERAL PROPERTIES (cont’d…)

Moran Lake Property

On October 14, 2004, the Company entered into an agreement with a private individual for an option to acquire a 90% interest (subject to a 2% NSR and a 10% carried interest to the vendor) in the Moran Lake Property in Central Labrador. On March 1, 2005 the Company acquired another 381 claims north of the Moran Lake Property, known as Moran Heights.

The amended and restated agreement calls for:

i)	Making cash payments:

	Amount
Upon execution of the agreement (original)	$25,000	(Paid October 2004)
Within 5 business days of the approval date (original agreement)	50,000	(Paid November 2004)
Upon signing of the amended and restated agreement	25,000	(Paid March 2005)
On or before November 10, 2005	100,000	(Paid November 2005)
On or before November 10, 2006	100,000
On or before November 10, 2007	125,000
On or before November 10, 2008	150,000

	$575,000

ii)	Issuing common shares:

	Number of shares
Upon execution of the agreement (original)	250,000	(Issued October 2004)
Upon acceptance by the TSX Venture Exchange (amended agreement)	100,000	(Issued March 2005)
Upon the approval date of the original agreement	250,000	(Issued December 2004)
Second year share payment	250,000	(Issued October 2005)
Third year share payment	250,000
Fourth year share payment	250,000
Fifth year share payment	250,000

	1,600,000

iii)	Incurring a total of $3,000,000 in exploration expenditures:

	Amount
On or before November 10, 2005	$100,000	(Requirement met)
On or before November 10, 2006	300,000
On or before November 10, 2007	500,000
On or before November 10, 2008	800,000
On or before November 10, 2009	1,300,000

	$3,000,000

The agreement requires completion of a bankable feasibility study for the commencement of commercial production on the property within 24 months of completion of the aforementioned obligations.

As at January 31, 2006, the Company incurred $1,620,956 in exploration expenditures, paid $200,000 in cash, and issued 850,000 common shares at a value of $210,000 for acquisition costs.

FS2-13

4.	MINERAL PROPERTIES (cont’d…)

Otter / Portage Lake Properties

On December 2, 2005 the Company entered into an agreement with a private company for an option to acquire a 100% interest (subject to a 1.5% NSR) in the Otter and Portage Lake Properties. The option agreement calls for:

i)	Making cash payments:

	Amount
Upon execution of the agreement	$25,000	(Paid in December 2005)
On or before December 2, 2006	30,000
On or before December 2, 2007	35,000
On or before December 2, 2008	35,000

	$125,000

ii)	Issuing common shares:

	Number of shares
Upon acceptance by the TSX Venture Exchange	50,000	(Paid in January 2006)
On or before December 2, 2006	75,000
On or before December 2, 2007	100,000

	225,000

iii)	Incurring a total of $600,000 in exploration expenditures:

Amount
On or before December 2, 2006	$100,000
On or before December 2, 2007 an additional	200,000
On or before December 2, 2008 an additional	300,000

$600,000

As at January 31, 2006, the Company incurred $2,800 in exploration expenditures, paid $25,000 in cash, and issued 50,000 common shares at a value of $45,000 for acquisition costs.

Sinbad claims

The Sinbad claims, located in Emery County, Utah, were originally staked by Santa Barbara Exploration Partners and transferred to the Company on January 17, 2006. $4,125 was paid for the transfer of the claims to the Company’s name.

FS2-14

4.	MINERAL PROPERTIES (cont’d…)

Other Properties Written off

North Paul’s Pond Gold Property

During June 2003, the Company entered into an agreement with a private individual for an option to acquire a 100% interest in the North Paul’s Pond Gold Property in North-Central Newfoundland. On June 22, 2005, the Company terminated its option on the North Paul’s Pond Gold property and as a result has no further obligations. The related costs of $109,878 were written-off in the year ended April 30, 2005 and an additional $63,775 was written-off in the first quarter of 2006.

$33,899 was received for the North Paul’s Pond property in the third quarter of 2006. This was from the Newfoundland Government in regards to the mineral incentive program. As a result the amount of $173,653 originally written off was decreased to $139,754.

DJ Gold Property

During January 2004, the Company entered into an agreement to acquire up to 100% of the DJ Gold Property in the Shaanxi Province of China from Dinjialing Gold Corporation Limited. During the year ended April 30, 2005, the Company elected to terminate this option along with its obligations and related mineral property costs of $79,148 were written-off.

FS2-15

5.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

Share issuances

(a)	On May 31, 2004, the Company completed a private placement of 4,080,000 flow-through shares at a price of $0.25 per share for proceeds of $1,020,000. The agent received an 8% commission of the gross proceeds along with 326,400 broker’s warrants exercisable into common shares of the Company at $0.25 per share for a period of 12 months ($23,113 representing the fair value of these warrants was added to contributed surplus). The agent’s warrants were fully exercised during the year ended April 30, 2005. Share issue costs of $138,896 were incurred in relation to this private placement.

(b)	On November 26, 2004, the Company completed a private placement of 1,525,000 units at a price of $0.25 per unit for aggregate gross proceeds of $381,250. Each unit is comprised of one common share and one non- transferable share purchase warrant. The warrant entitles the holder to acquire one common share of the Company at a price of $0.30 per share until November 27, 2005. The warrants contain a forced exercise provision. In the event that the closing price of the Company’s listed shares exceeds $0.60 per common share for 10 consecutive trading days after the four month hold period, the exercise period of the warrants could be shortened to a period of 30 days from the date that the Company provides written notice to the holders of the warrants of such an early expiry. As of January 31, 2006, all the warrants associated with this private placement were exercised (Notes 5 (k & o)). Share issue costs of $1,410 were incurred in relation to this private placement.

(c)	On December 14, 2004, the Company completed a non-brokered private placement of 2,750,000 units at a price of $0.40 per unit for aggregate gross proceed of $1,100,000. Each unit is comprised of one flow-through common share of the Company and one half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.50 per share until December 14, 2005. The Company paid a finder’s fee equal to 7% of the aggregate gross proceeds raised from the private placement totaling 192,500 units. Each finder’s fee unit includes one common share and one share purchase warrant. Share issue costs of $81,385 were incurred in relation to this private placement. As of January 31, 2006, all the warrants associated with this private placement were exercised (Notes 5 (n & o)).

FS2-16

5.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Share issuances (cont’d…)

(d)	On January 11, 2005, the Company completed a private placement of 1,000,000 units at a price of $0.30 per unit for aggregate gross proceeds of $300,000. Each unit is comprised of one common share and one non- transferable share purchase warrant. The warrant entitles the holder to acquire one common share of the Company at a price of $0.40 per share until January 11, 2006. The warrants contain a forced exercise provision.

(e)	In the event that the closing price of the Company’s listed shares exceeds $0.60 per common share for 10 consecutive trading days after the four month hold period, the exercise period of the warrants will be shortened to a period of 30 days from the date that the Company provides written notice to the holders of the warrants of such an early expiry. Share issue costs of $2,240 were incurred in relation to this private placement. As of January 31, 2006, all the warrants associated with this private placement were exercised (Note 5 (o)).

(f)	On March 15, 2005, the Company completed a private placement of 5,622,220 units at a price of $0.45 per unit for aggregate gross proceed of $2,529,999. Each unit is comprised of one common share and one half of one transferable share purchase warrant. The Agent was also issued 562,222 compensation options equal to 10% of the number of units sold. Each whole warrant entitles the holder to acquire one common share of the Company at a price of $0.75 per share until March 15, 2007. The Company paid a commission equal to 7% of the aggregate gross proceeds raised from the private placement totaling $177,100, of which $91,210 was taken in cash and the remainder of $85,890 in 190,867 units with the same terms. Each compensation option entitles the agent to acquire one unit of the Company at a price of $0.50 per unit for a period of two years. Share issue costs of $273,561 were incurred in relation to this private placement. As of January 31, 2006, 79,972 of the regular agent’s warrants were exercised and 112,083 of the agent’s warrants on the compensation options were exercised (Note 5 (n)).

(g)	On November 3, 2005 the Company completed a brokered private placement, which consisted of 4,000,000 flow-through units (the “FT Units”) at a price of $1.00 per FT Unit for aggregate proceeds of $4,000,000 and 8,977,500 non-flow-through units (the “Common Share Units”) at a price of $0.80 per Common Share Unit for aggregate proceeds of $7,182,000. Each FT Unit was comprised of one flow-through common share and one-half of one transferable non-flow through share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $1.75 per share until November 3, 2007. Each Common Share Unit is composed of one-non flow-through common share and one half of one transferable non-flow through share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $1.25 per share until November 3, 2007. The Agent was paid a commission of 7% of the gross proceeds of the placement, $460,547 of which was taken in cash and $322,193 in 402,741 Common Share Units. The Agent was also issued 1,297,750 compensation options equal to 10% of the number of units sold. Each compensation option entitles the Agent to acquire one Common Share Unit of the Company at an exercise price of $0.85 for a period of two years. All securities issued pursuant to this offering are subject to a four-month hold period commencing November 3, 2005. Share issue costs of $883,399 were incurred in relation to this private placement.

(h)	During the year ended April 30, 2005, 40,000 common shares valued at $0.25 per share were issued for acquisition costs associated with the North Paul’s Pond property; 300,000 common shares valued at $0.25 per share were issued for acquisition costs associated with the Company’s Glenwood Break property; and 500,000 common shares valued at $0.20 per share and 100,000 common shares valued at $0.60 per share were issued for acquisition costs associated with the Moran Lake property.

(i)	During the year ended April 30, 2005, 148,850 agent’s options and 198,750 stock options granted to directors and consultants of the Company at a price of $0.25 per share, and 50,000 stock options granted to a consultant of the Company at a price of $0.15 per share were exercised into common shares of the Company for gross proceeds of $174,035 (including $79,635 representing the fair market value of the options exercised).

FS2-17

5.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Share issuances (cont’d…)

(j)	During the year ended April 30, 2005, 760,000 broker’s warrants were exercised at $0.35 per share, 46,750 broker’s warrants were exercised at $0.30 per share, and 326,400 broker’s warrants were exercised at $0.25 per share for total gross proceeds of $415,730 (including $54,104 representing the fair market value of the broker warrants exercised).

(k)	On July 31, 2004, 154,000 common shares issued at a price of $0.25 per share to a consultant in fiscal 2004 were cancelled and returned to the treasury as a result of the termination of the agreement with the consultant.

(l)	During the year ended April 30, 2005, 2,954,000 warrants were exercised at $0.35 per share and 20,000 warrants were exercised at $0.30 per share for total gross proceeds of $1,039,900.

(m)	On February 10, 2005, the Company settled debt of $10,200 by the issuance of 60,000 common shares at a price of $0.17 per share to an officer of the Company.

(n)	During the nine months ended January 31, 2006, 151,150 agent’s options and 676,250 stock options at a price of $0.25 per share, 15,000 stock options at a price of $0.28 per share, 307,968 agent’s options at a price of $0.50 and 25,000 stock options at a price of $0.45 were all exercised for total gross proceeds of $675,281 ($298,996 representing the fair market value of the stock options, agent’s options, and broker’s warrants exercised and added to the costs).

(o)	During the nine months ended January 31, 2006, 192,055 agent’s warrants at a price of $0.75 were exercised into common shares of the Company for gross proceeds of $144,041 and 192,500 agent’s warrants at a price of $0.50 per share were exercised into common shares of the Company for gross proceeds of $96,250.

(aa)	During the nine months ended January 31, 2006, 1,505,000 warrants at $0.30 per share, 1,000,000 warrants at $0.40 per share, and 1,375,000 warrants at a price of $0.50 per share were exercised for total gross proceeds of $1,539,000.

(bb)	During the nine months ended January 31, 2006, 100,000 common shares valued at $0.25 per share were issued for acquisition costs associated with the Southern Golden Promise property, 250,000 common shares valued at $0.20 per share were issued for acquisition costs associated with the Moran Lake property and 50,000 common shares valued at $0.90 per share were issued for acquisition costs associated with the Otter and Portage Lake properties.

FS2-18

5.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Share purchase warrants

At January 31, 2006, the following warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
2,826,571	$0.75	March 15, 2007(1) (5)
41,901	$0.75	March 15, 2007(2) (6)
2,000,000	$1.75	November 3, 2007(3)
4,488,750	$1.25	November 3, 2007(3) (7)
201,370	$1.25	November 3, 2007(4)

9,558,592

(1)	Out of the 2,826,571 warrants 15,461 of these represent the broker warrants issued on completion of the private placement on March 15, 2005 (Note 5 (e)).
(2)	These warrants were granted with the compensation options to the broker on completion of the private placement on March 15, 2005 (Note 5 (e)).
(3)	These warrants were granted in connection with the private placement on November 3, 2005 (Note 5(f)).
(4)	These warrants were granted with the compensation shares to the broker on completion of the private placement on November 3, 2005 (Note 5 (f)).
(5)	Subsequently, 69,551 of these warrants were exercised.
(6)	Subsequently, 40,962 of these warrants were exercised.
(7)	Subsequently, 82,139 of these warrants were exercised

Stock options

The Company adopted a formal written stock option plan on July 26, 2004. Under this plan, the Company may grant options to directors, employees, consultants and certain other service providers at exercise prices to be determined by the Board but not less than the closing market price on the date preceding the grant less a 25% discount. Option shares are subject to the minimum vesting requirement, with 25% of the total number of the options granted to be released every 6 months from the date of grant. The options can be granted for a maximum term of 5 years.

FS2-19

The following is a summary of stock options outstanding at January 31, 2006 and April 30, 2005 and changes during the periods then ended.

	January 31, 2006		April 30, 2005
	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price
Outstanding, beginning of period	4,774,622	$0.34	2,361,434	$0.24
Exercised	(1,175,368)	0.32	(397,600)	0.24
Cancelled or expired	(275,000)	0.32	(316,434)	0.20
Granted	3,797,750	0.85	3,127,222	0.39
Outstanding, end of period	7,122,004	$0.62	4,774,622	$0.34

Currently exercisable	3,282,004	$0.53

FS2-20

5.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options (cont’d…)

At January 31, 2006, the following stock options were outstanding to directors, officers and employees:

Number	Exercise Price ($)	Expiry Date
100,000	0.25	November 1, 2006
200,000	0.23	November 10, 2006
254,254	0.50	March 15, 2007*
1,297,750	0.85	November 2, 2007**
525,000	0.25	February 18, 2008 ***
25,000	0.25	June 17, 2008 ***
75,000	0.25	June 19, 2008
287,500	0.25	January 21, 2009 ***
50,000	0.25	February 17, 2009
87,500	0.25	March 8, 2009***
10,000	0.25	May 25, 2009 ***
50,000	0.25	June 17, 2009
75,000	0.25	June 30, 2009 ***
50,000	0.25	September 28, 2009 ***
85,000	0.28	December 1, 2009 ***
100,000	0.28	December 3, 2009
50,000	0.28	January 1, 2010
1,100,000	0.45	February 4, 2010 ***
100,000	0.45	April 13, 2010***
100,000	0.45	April 20, 2010
100,000	0.45	June 14, 2010
50,000	0.45	September 1, 2010
100,000	0.45	September 14, 2010
150,000	0.66	September 19, 2010
150,000	0.68	September 26, 2010
200,000	0.64	November 14, 2010
150,000	0.72	December 2, 2010
100,000	0.90	January 3, 2011
200,000	0.90	January 5, 2011
1,300,000	1.00	January 18, 2011
7,122,004

*	562,222 compensation options were issued to the broker in connection with the completion of the private placement on March 15, 2005 of which 307,968 were exercised during the period ended January 31, 2006. Each compensation option is exercisable into a unit of the Company at a price of $0.50 per unit for a period of two years. Each unit consists of one common share and one half of one transferable share purchase warrant (Notes 5(e & m)). Subsequently, 35,188 of these options were exercised.
**	1,297,750 compensation options were issued to the broker in connection with the completion of the private placement on November 3, 2005. Each compensation option is exercisable into a unit of the Company at a price of $0.85 per unit for a period of two years. Each unit consists of one common share and one half of one transferable share purchase warrant (Note 5(f)). Subsequently, 661,529 of these options were exercised.
***	Subsequently, 351,250 stock options at an exercise price of $0.25 per share, 10,000 at an exercise price of $0.28 per share, and 25,000 at an exercise price of $0.45 per share were exercised.

FS2-21

5.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting. The fair value of the options released in the nine months ended January 31, 2006 totaled $1,017,627. The weighted average fair value of options granted in the period was $0.85 (January 31, 2005 - $0.26).

The following weighted average assumptions were used for the Black-Scholes method of valuation of stock options granted during the periods:

	January 31, 2006	January 31, 2005
Risk-free interest rate	3.55%	2.25%
Expected life of options	3.5 years	3.5 years
Annualized volatility	140%	220%
Dividend rate	0%	0%

Escrow shares

At January 31, 2006, a total of 281,250 (April 30, 2005 – 562,500) shares were held in escrow. No expense was recognized for the release of these shares as the release is not considered compensatory.

These shares were originally placed in escrow as an incentive for management to reorganize the Company. The release of these shares from escrow is subject to certain performance conditions and to the direction and determination of the TSX Venture Exchange. The performance conditions state that the shares maybe released from escrow on the basis of 15% of the original number for every $100,000 expended on exploration and development of a resource property calculated proportionately after the first $100,000 expenditure. If the performance conditions are not met by February 14, 2010, the shares will be returned and cancelled.

FS2-22

6.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

For the nine months ended January 31,	2006	2005
Cash paid during the period for income taxes	$—	$—
Cash paid during the period for interest	$—	$30

The following were significant non-cash investing and financing transactions during the period ended January 31, 2006:

(a)	The Company recognized fair market value of $298,996 in respect of stock options and agent’s options and warrants exercised (Note 5 (m)).

(b)	The Company issued a total of 400,000 common shares at a value of $120,000 for property acquisitions (Note 5 (p)).

(c)	The Company issued a total of 402,741 common shares at a value of $322,193 for finders’ fees in conjunction with private placements (Note 5 (f)).

FS2-23

6.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (cont’d…)

The following were significant non-cash investing and financing transactions during the period ended January 31, 2005:

(a)	The Company issued a total of 840,000 common shares at a value of $185,000 for property acquisition (Note 5 (g)).

(b)	The Company cancelled 154,000 common shares at a value of $38,500 as a result of the termination of an agreement with a consultant (Note 5 (j)).

(c)	The Company recognized compensation expenses of $23,113 for agent’s warrants granted in connection with the private placement (Note 5 (a)).

FS2-24

7.	RELATED PARTY TRANSACTIONS

The Company entered into transactions with related parties as follows:

During the nine months ended January 31, 2006, the Company incurred management fees of $150,000 (2005 – $83,931) to a director. At January 31, 2006, $4,167 (April 30, 2005 - $4,167) was receivable from this director.

At January 31, 2006, $8,499 (April 30, 2005 - $6,435) was owed to a director for expenses paid on behalf of the Company.

During the nine months ended January 31, 2006, the Company incurred accounting fees of $51,959 (2005 – $53,036) to a private company controlled by an officer. At January 31, 2006, $7,315 (April 30, 2005 - $17,120) was owed to this party.

During the nine months ended January 31, 2006, the Company incurred legal fees of $70,907 (2005 – $47,486) to a company controlled by a director of which $63,228 (2005 - $ 23,060) is included in share issuance costs. At January 31, 2006, $Nil (April 30, 2005 - $Nil) was owed to this party.

During the nine months ended January 31, 2006, the Company incurred directors’ fees of $48,000 (2005 - $Nil), to non-executive directors. At January 31, 2006, $Nil (April 30, 2005 - $Nil) was owed to these directors.

These transactions were incurred in the normal course of operations and, in management’s opinion, were undertaken with the same terms and conditions as transactions with unrelated parties.

FS2-25

8.	SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the exploration and development of mineral properties. Geographical information is as follows:

	January 31, 2006	April 30, 2005
Equipment
North America	$31,234	$1,738
China	—	—

	$31,234	$1,738

Mineral properties
North America	$3,069,476	$2,312,361
China	—	171,444

	$3,069,476	$2,483,805

9.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, receivables, subscription receivable, accounts payable and accrued liabilities, and due from/to related parties. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

FS2-26

10.	SUBSEQUENT EVENTS

Subsequent to January 31, 2006, 1,082,967 stock options were exercised for total proceeds of $681,756. Subsequent to January 31, 2006, 192,652 warrants were exercised for total proceeds of $185,559.

FS2-27

11.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian GAAP. Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States (“United States GAAP”) are described and quantified below.

FS2-28

11.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d….)

Balance sheets

The impact of the differences between Canadian GAAP and United States GAAP on the balance sheets would be as follows:

	January 31, 2006				April 30, 2005
	Balance Canadian GAAP	Adjustments	Balance US GAAP		Balance Canadian GAAP	Adjustments	Balance US GAAP
Assets:
Current assets	$14,524,371	$—	$14,524,371	(1)	$4,825,400	$—	$4,825,400	(2)
Equipment	31,234	—	31,234		1,738	—	1,738
Mineral Properties	3,069,476	(3,069,476)	—		2,483,805	(2,483,805)	—

Total assets	$17,625,081	$(3,069,476)	$14,555,605		$7,310,943	$(2,483,805)	$4,827,138

Liabilities
Current liabilities	$315,720	$—	$315,720		$312,772	$—	$312,772
Shareholders’ equity
Capital stock	28,086,555	1,244,640	29,331,195		16,399,309	536,520	16,935,829
Contributed surplus	1,325,126	—	1,325,126		606,495	—	606,495
Deficit	(12,102,320)	(4,314,116)	(16,416,436)		(10,007,633)	(3,020,325)	(13,027,958)

Total liabilities and shareholders’ equity	$17,625,081	$(3,069,476)	$14,555,605		$7,310,943	$(2,483,805)	$4,827,138

(1)	As of the balance sheet date not all of the funds raised through flow-through share issuances were expended and as such $3,188,005 is set aside as restricted cash for U.S. GAAP purposes.
(2)	As of the balance sheet date not all of the funds raised through flow-through share issuances were expended and as such $906,101 was set aside as restricted cash for U.S. GAAP purposes.

FS2-29

11.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d….)

Statements of operations

The impact of the differences between Canadian GAAP and United States GAAP on the statements of operations would be as follows:

	For the Three months ended January 31, 2006	For the Three months ended January 31, 2005	For the Nine months ended January 31, 2006	For the Nine months ended January 31, 2005
Income (loss) for the period under Canadian GAAP	$(42,245)	$322,348	$(2,094,687)	$(191,249)
Adjustments:
Mineral properties written-off	196,036	—	1,518,429	—
Mineral property and deferred exploration costs	(846,370)	(223,605)	(2,104,100)	(974,127)
Flow-through share premium paid in excess of market value	800,000	218,200	800,000	218,200
Future income tax recovery	(1,508,120)	(754,720)	(1,508,120)	(754,720)

Loss under US GAAP	$(1,400,699)	$(437,777)	$(3,388,478)	$(1,701,896)

Weighted average number of common shares outstanding under US GAAP	55,285,662	24,077,746	43,586,885	21,088,027

Loss per share under US GAAP	$(0.03)	$(0.02)	$(0.08)	$(0.08)

FS2-30

11.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d….)

Statements of cash flows

The impact of the differences between Canadian GAAP and United States GAAP on the statements of cash flows would be as follows:

	For the Three months ended January 31, 2006	For the Three months ended January 31, 2005	For the Nine months ended January 31, 2006	For the Nine months ended January 31, 2005
Net cash flows from operating activities
Under Canadian GAAP	$(504,207)	$(343,377)	$(1,389,062)	$(738,008)
Mineral properties	(801,370)	(114,132)	(1,984,100)	(789,127)

Net cash used in operating activities under US GAAP	(1,305,577)	(457,509)	(3,373,162)	(1,527,135)

Net cash flows from financing activities
Under Canadian and US GAAP	11,747,833	1,844,812	12,784,920	2,731,637

Net cash flows used in investing activities
Under Canadian GAAP	(831,946)	(114,132)	(2,014,676)	(789,127)
Mineral properties	801,370	114,132	1,984,100	789,127

Net cash used in investing activities under US GAAP	(30,576)	—	(30,576)	—

Net change in cash during the period	10,411,680	1,387,303	9,381,182	1,204,502
Cash and cash equivalents, beginning the period	3,716,209	331,215	4,746,707	514,016

Cash and cash equivalents, end of period	$14,127,899	$1,718,518	$14,127,899	$1,718,518

Mineral property interests and deferred exploration costs

Under Canadian GAAP, mineral property interests and deferred exploration costs, including acquisition and exploration costs, are carried at cost and written down if the properties are abandoned, sold or if management determines there to be an impairment in value. Under United States GAAP, mineral property interests and deferred exploration costs are expensed as incurred. Once a final feasibility study has been completed, additional costs incurred to bring the mine into production are capitalized as development costs. Costs incurred to access ore bodies identified in the current mining plan after production has commenced are considered production costs and are expensed as incurred. Costs incurred to extend production beyond those areas identified in the mining plan where additional reserves have been established are deferred as development costs until the incremental reserves are produced. Capitalized costs are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

FS2-31

11.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d….)

Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Income Tax Act of Canada) and renounce the related income tax deductions to the investors. Under Canadian GAAP, flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax liability. Under United States GAAP, any difference between the market price of the Company’s stock and the fair value of the flow-through shares must be recorded as a liability if a premium is paid by investors or as an asset if investors are purchasing the shares at a discount. The asset or liability is charged to income as the flow-through share proceeds are expended on qualifying expenditures.

During the nine months ended January 31, 2006, the Company issued 4,000,000 flow-through shares for total proceeds of $4,000,000. As the market price of the Company’s stock was less than the fair value of the flow-through shares issued, a premium of $800,000 has been recorded. During the nine months ended January 31, 2005, the Company issued 6,830,000 flow-through shares for total proceeds of $2,120,000. As the market price of the Company’s stock was less than the fair value of the flow-through shares issued, a premium of $218,200 has been recorded.

Loss per share

Under both Canadian and United States generally accepted accounting principles basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Under United States generally accepted accounting principles, the weighted average number of common shares outstanding excludes any shares held in escrow for which the release is subject to certain performance conditions. The weighted average number of shares outstanding under United States generally accepted accounting principles for the three month period ended January 31, 2006 and 2005 were 55,285,662 and 24,077,746 and for the nine month period ended January 31, 2006 and 2005 it is 43,586,885 and 21,088,027.

Stock-based compensation

Under United States GAAP, Statements of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation” (“SFAS 123”) encourages, but does not require, companies to establish a fair market value based method of accounting for stock-based compensation plans. The Company chose to account for stock-based compensation using Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”). Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the option price. Effective May 1, 2003, the Company elected to follow the fair value method of accounting for stock-based compensation.

Under Canadian GAAP, the Company accounts for stock-based compensation as disclosed in Note 2. Accordingly, there is no difference between Canadian GAAP and United States GAAP in the accounting for stock-based compensation for the nine month periods ended January 31, 2006 and 2005.

FS2-32

11.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d….)

New accounting pronouncements

In December 2004, Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29” (“SFAS 153”) which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.

In December 2004, FASB issued Statement of Financial Accounting Standards No. 123R, “Share Based Payment” (“SFAS 123R”). SFAS 123R supersedes APB 25 and its related implementation guidance by requiring entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions) and revises SFAS 123 as follows:

i)	Public entities are required to measure liabilities incurred to employees in share-based payment transactions at fair value and nonpublic entities may elect to measure their liabilities to employees incurred in share-based payment transactions at their intrinsic value whereas under SFAS 123, all share-based payment liabilities were measured at their intrinsic value.

ii)	Nonpublic entities are required to calculate fair value using an appropriate industry sector index for the expected volatility of its share price if it is not practicable to estimate the expected volatility of the entity’s share price.

iii)	Entities are required to estimate the number of instruments for which the requisite service is expected to be rendered as opposed to accounting for forfeitures as they occur.

iv)	Incremental compensation cost for a modification of the terms or conditions of an award is measured by comparing the fair value of the modified award with the fair value of the award immediately before the modification whereas SFAS 123 required that the effects of a modification be measured as the difference between the fair value of the modified award at the date it is granted and the award’s value immediately before the modification determined based on the shorter of (1) its remaining initially estimated expected life or (2) the expected life of the modified award.

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SFAS 123R also clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and Emerging Issues Task Force No. 96-18 “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods and Services” (“EITF 96-18”). SFAS 123R also does not address the accounting for employee share ownership plans which are subject to Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”. Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first annual reporting period that begins after June 15, 2005. Public entities that file as small business issuers will be required to apply SFAS 123R in the first annual reporting period that begins after December 15, 2005. For nonpublic entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005.

The adoption of these new pronouncements is not expected to have a material effect on the Company’s consolidated financial position or results of operations.

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